THE VELOCITY OF SUCCESS











MARLIN Business Services Corp.

Annual Report 2005

THE VELOCITY OF SUCCESS

Velocity is a measure of how rapidly something moves or happens. But how does one measure the speed of success?

Since our inception in 1997, Marlin Business Services Corp. has quickly and steadily emerged as a leader in the equipment leasing marketplace. Compared to industry standards, our growth has been phenomenal, including a 20 percent increase in net income in 2005.



We remain committed to the small business marketplace. This focus means our business is extremely transaction intensive, and relies heavily on speed, reliability, and outstanding customer service. Marlin is adept at efficiently linking all the critical functions of the lease transaction, from sales to credit to collections.

The velocity of our success can therefore be measured by each lease transaction we process, by every deal we close for our partners, by each and every company we help grow.

The velocity of our success is measured by each and every transaction we handle.

WE HELP COMPANIES GROW

Marlin Business Services Corp. provides customized equipment leasing solutions primarily to small businesses nationwide. Our primary operating subsidiary, Marlin Leasing Corporation, was founded in June 1997 by a group of seasoned professionals with extensive experience in providing a wide range of financing solutions to the small business market. Through our network of approximately 11,000 origination sources, we provide reliable and convenient service to more than 82,000 active lease customers. Our unique sales platform, combined with our disciplined credit management, gives Marlin the flexibility to originate and process a large volume of small-ticket transactions while maintaining strong asset quality. Since our inception, this dynamic sales model has generated consistent growth and profitability. Marlin Business Services trades publicly on the NASDAQ National Market (NASDAQ:MRLN).

DEAR FELLOW SHAREHOLDERS,

We are pleased to report that 2005 was a solid year of results. Our financial performance was led by strong gains in net income, which grew 20.7% to $16.2 million for the year. The company posted earnings per share of $1.36, an increase of 18.3% over 2004. The business generated a 15.96% return on capital for the year.

Business performance was led by healthy gains in asset growth. Our new asset originations were $318 million in 2005 and grew close to 17.0% compared to the previous year. We expanded our base of sources and as a result conducted business with more dealers and brokers than ever before. The continued economic expansion in 2005 offered us greater opportunities to lease finance capital equipment acquisitions made by businesses. For the year, our managed lease portfolio grew 16.9% and we ended the year with $572.6 million of leased assets under management and an active account base of 82,479 end user customers.

In 2005, asset quality was a positive contributor to business performance. Charge-off levels were 1.74% and lower than the 1.99% experienced in 2004. Delinquencies levels also trended lower throughout 2005. A healthy economy and our disciplined approach to credit underwriting were a few of the key reasons for our favorable performance in 2005. While the company reported favorably low default levels in 2005, the company did set aside a $1.25 million provision to address the uncertainty and potential future loss resulting from Hurricane Katrina.

An unfriendly interest rate environment emerged in 2005. This past year saw the Federal Reserve announce eight rate increases and interest rates reached a two-and-a-half year high. The yield curve flattened as well. Consequentially, we felt the burden of higher borrowing costs and a decline in our net interest margin, particularly in the second half of 2005. To address the impact of lower margins, we took the necessary action of raising rates on new originations.

Our future success continues on the belief that customers want a financing partner who is attentive, takes the time to understand their particular business and most importantly offers the financing solutions that help their business be successful. We strive to do just that by taking the time to listen and give each customer the personalized service they deserve. This commitment to service is centered on our Single Point of Contact philosophy, which puts the customer first.

Beyond our core lease business, we continue to examine other growth opportunities. In late 2005, we announced that we had applied to form an Industrial Bank located in Utah. The bank will offer us access to a liquid source of insured deposits and add funding flexibility to finance our future growth. In addition, we continue to pursue growth opportunities aimed at the small to mid-size business lending markets.

Marlin's future success depends on its employees. This past year we embarked on a process to learn more about our workers through an Employee Attitude Survey. This survey was designed to learn and receive feedback on topics and issues that impact our employees and where we, as an organization, can improve. While I'm pleased to report that the overall survey results were quite favorable, senior management is committed to making Marlin an even better place to work.

While our employees pave the way, success leads us to give back to the community. Through our Community Enrichment Guild, Marlin contributed to 31 national and local charities in 2005.

In closing, we would like to express our gratitude to our loyal customers and dedicated employees who made 2005 a success. And to our shareholders, we will continue to work to earn your trust and deliver on our mission to create long-term value for investors.

Daniel P. Dyer
CEO

Gary Shivers
President





Daniel P. Dyer
CEO

"We have an experienced management team, we employ technology effectively, and we always strive to get better at what we do. We don't stand still. We're constantly pushing ourselves and we're always asking, 'Can we do it better?'"



Gary Shivers
President

"We have all the resources of a large company, but we're small enough to be very responsive. So we offer the best of both worlds."

SINGLE POINT OF CONTACT



The trained, educated, and experienced account executive that convinces you to do business with Marlin is also the same one who takes care of all your transactions. If our customers have a question or a concern about any transaction, they only need to call one place.

That's the essence our Single Point Of Contact (SPC) Service™ philosophy. Simple and convenient. And in the leasing marketplace, that's a very unique approach.

Some of our competitors have attempted cost cutting, so they have segmented and compartmentalized the leasing transaction. A customer is often forced to talk to a different representative at every step of the way: a different person for sales and pricing; a different person for credit applications; another person for funding; yet another person for follow-up questions and concerns. Some of our competitors have even outsourced the service component to foreign countries.

At Marlin, we feel this is the wrong way to do business. Our dealer and manufacturer partners trust their customers with us. Our people continually instill confidence in our partners that all transactions are handled with care, efficiency, and skill.



"Marlin provides the most knowledgeable leasing reps in the industry," says Rod Browning, president of Tri-Star, one our dealer partners and the nation's largest reseller of PTC engineering software. "I feel very comfortable using Marlin representatives as an extension of my own sales team."

We feel that a centralized approach is best. Because our account executives work inside, they're surrounded by colleagues and supervisors, by their counterparts in the credit and marketing departments, and they have immediate access to institutional data. That means our people maintain a high level of knowledge on a day-to-day basis.



Beyond that, we segment our business into equipment categories, such as foodservice, telecommunications, office equipment, or security. This means an account executive who does business with restaurant equipment dealers will be knowledgeable and have a wide range of experience in the foodservice industry.

But none of our operational strategies would work if it weren't for our outstanding team of 310 leasing professionals, all of whom are dedicated to finding solutions and helping small to mid-sized companies grow.

New Marlin account executives complete an innovative 60-day sales training immersion course. Here, they learn all aspects of leasing industry trends and sales strategies, and are mentored on-site by our seasoned training staff.



All of this adds up to the best, most effective sales staff in the business. Something our customers truly appreciate.

OUR MARKETS

Marlin is uniquely positioned in the small-ticket equipment leasing market—a $12 to $15 billion market.

The small-ticket leasing market is highly fragmented—we estimate that there are up to 75,000 independent equipment dealers who sell the types of equipment that we lease.

Most of these independent dealers are small to mid-sized, and this segment is attractive for two reasons 1) because the larger financial institutions focus their marketing efforts on equipment manufacturers and large distributors rather than independent dealers and 2) many smaller financial companies have not developed the infrastructure needed to adequately service these equipment dealers on high-volume, small-ticket transactions.

Committed to Small-Ticket Leasing

That's where Marlin comes in. We are committed to small-ticket leasing, and most of our leases fall in the $5,000 to $25,000 range. The independent dealers we work with tell us that our Single Point Of Contact philosophy and outstanding customer service are big reasons for offering our services to their customers. These dealers also appreciate Marlin's willingness to be flexible, and to help them create lease financing programs that work for their customers.

The majority of our leases come through direct channels, from relationships established with independent equipment dealers and from securing endorsements from national equipment manufacturers, such as Hobart Corp. or First Alert Professional. About a third of our leases originate from our nationwide network of brokers.

End-User Growth Potential

Beyond our dealers, brokers, and national accounts, one of the fast-growing segments of our business comes directly from end users. We regularly solicit our existing end-user customer base for repeat business.

Most of these end-users are among the 23 million small businesses operating in the U.S. Whether it's a restaurateur outfitting a kitchen, an engineering firm adding sophisticated workspaces, or a business owner installing a security system, we understand that cash is king. Leasing provides the ideal solution so companies aren't forced to tie up essential working capital.

By working directly with the end-user to acquire new equipment, we are quite literally helping small businesses grow.

A Diverse Portfolio

Our portfolio of over 103,000 leases is spread among almost 11,000 origination sources. The fact that our ten largest origination sources account for less than 8 percent of lease payments suggests the strong diversity of our portfolio. Our largest origination source accounts for only 1.5% of our portfolio. No single end user accounts for more than 0.05%.

Our nationwide scope has also geographically diversified our portfolio. We have leases outstanding with end users in all 50 states, with the largest share coming from California (13%) and Florida (10%).

What We Lease

We finance over 60 categories of commercial equipment, including copiers, restaurant equipment, security systems, telecommunications, and many others.

In 2005, Marlin launched its healthcare finance group, which leases equipment to physicians, dentists, veterinarians, and other healthcare providers.

"At Marlin, it's great that we get to be generalists," says Rene Vaca, sales representative in our Atlanta office. "We have a wide berth to lease many different types of equipment."

Equipment Category:	Percentage
Copiers	22%
Commercial & Industrial	7%
Telecommunications equipment	7%
Restaurant equipment	6%
Closed Circuit TV security systems	6%
Computers	6%
Security systems	5%
Water filtration systems	5%
Automotive (no titled vehicles)	4%
Computer software	4%
Cash registers	3%
Medical	3%

ACCOUNT PROFILE: *Hobart Corporation*

Within commercial kitchens, the Hobart name is widely considered to be the gold standard. Based in Troy, Ohio, Hobart Corp. is known worldwide as the premier equipment and service provider for the foodservice and food retail industries. Recently, its Opti-Rinse System™ rinse-spray dishwashing nozzles and its famed Legacy™ Mixer both won accolades from the National Restaurant Association at its 2005 Kitchen Innovation Awards. Also in 2005, Hobart was named Manufacturer of the Year by the Foodservice Consultants Society International.





Karen Hall
Leasing Administrator, Hobart Corp.

"Marlin has been loyal and true blue. I can count on them. We were looking for someone who was going to get on the wagon with us and take a ride. Marlin has given us that. I've been quite impressed."

With over $500 million annual sales, Hobart sells its award-winning equipment through more than 400 authorized dealers nationwide. Most of these dealers utilize the company's unique leasing programs.

Marlin Leasing has become the primary source of these leases over the past three years.

"Marlin has been loyal and true blue," says Karen Hall, Hobart's leasing administrator. "I can count on them."

Leasing is essential for Hobart to remain competitive in the foodservice industry and Hall, who has been at her post since 1991, has compared many different options over the past 15 years. "I've seen leasing companies come and go," she says. "We were looking for someone who was going to get on the wagon with us and take the ride. Marlin has given us that. I've been quite impressed."

While loyalty and stability have been important, Hall says that Marlin's knowledge of the foodservice industry—one of our major markets—has been instrumental in Hobart's decision to partner with Marlin.

"It's paramount for a leasing company to understand how we do business," she says. Hall has appreciated how quickly Marlin's account representatives were able to learn Hobart's operations.

Hall cites Hobart's unique lease-to-own program and its Triad equipment rental program as examples of ways in which Marlin's flexibility helped her offer financing packages no other manufacturer can match. "Marlin has really been willing to work within our parameters," she says.

Hobart deals mostly in small-ticket leases worth $8,000 to $15,000. "But we also have golf courses and other institutions with $250,000 worth of equipment and Marlin does those leases too," Hall says.

To date, Marlin's relationship with Hobart has been a successful one.


HOBART

"Hobart made a complete switch to us," says James Belz, Marlin's National Account Director. "Our flexibility has helped the relationship flourish."

As for the type of growth that Marlin's partnership with Hobart promises, Hall offers the example of a popular nationwide steakhouse chain with 435 restaurant locations.

Hobart supplies dishwashing units—at around $14,000—to nearly all of these locations.

Marlin is already leasing dishwashers to 12 locations and Hall says

ACCOUNT PROFILE: First Alert Professional

Ken Weinstein, senior vice president at First Alert Professional, doesn't mince words when he explains ow important leasing is to his company.

"Leasing allows our dealers to close more business," Weinstein says. "If our dealers close more business, hen we clearly benefit."

First Alert Professional, and its network of 350 authorized dealers, is a division of Honeywell, one of the ation's largest corporations. First Alert Professional provides state-of-the-art commercial security ystems—including closed-circuit television, video surveillance, and access control—to businesses large nd small.

First Alert Professional has partnered with Marlin Leasing for the past four years, and in 2005 their lease olume was up approximately 40 percent over 2004.

"Our partnership with Marlin has been working great," Weinstein says. "I can only judge by what our ustomers say, and I've only heard positive comments. Not once has a customer ever complained. verything is done the way a dealer expects it."

One reason Weinstein relies on Marlin is because of the quick and efficient turnaround we provide. larlin offers credit application approval within two hours. Weinstein says that the turnaround is generally ven faster than that. "In our business, the sale is hot," he says. "Without the rapid response we get from larlin Leasing, sales might go cold."

But beyond speed and service, what appeals most to Weinstein is Marlin's knowledge of the security ıdustry—another of our major markets.

'Our partnership with Marlin has been working great," Weinstein ays. "I can only judge by what our customers say, and I've only heard ›ositive comments. Not once has a customer ever complained. verything is done the way a dealer expects it."

"The most important thing is to find the leasing company that understands our business. .nd that would be Marlin," Weinstein says. "Marlin has been involved in the security busi- ess for a while and they understand our industry. That's why we partner with them."

Weinstein explains that when dealers sell a security system, there are aspects of ıstallation, maintenance, and monitoring that are essential to the sale—and larlin's flexibility allows First Alert Professional's customers to lease those es as well as the hardware. "Many leasing companies don't understand ıat service," he says. "Marlin does."

While First Alert Professional sells security systems that range up › $55,000, most leases fall into the $10,000 range, or lower. Veinstein appreciates that Marlin is 100 percent commit- d to exactly this type of small-ticket leasing.

"In our business, $5,000 is a pretty good urchase. Marlin understands that. hey're willing to take on small ases that other companies pically would ot do."

First Alert PROFESSIONAL SECURITY SYSTEMS®





Ken Weinstein
Senior VP, First Alert Professional

"The most important thing is to find the leasing company that understands our business. And that would be Marlin. Marlin has been involved in the security business for a while and they understand our industry. That's why we partner with them."



"It really comes down to people, and I like my Marlin representative. I feel very comfortable using my rep as an extension of my own sales team. That's how Marlin adds value to my company. That's what separates Marlin from other leasing companies."

Rod Browning, President, TriStar



"If you are looking for a rock-solid funding source that will enhance your business operations, you cannot possibly make a better choice than Marlin Leasing."

Al Cath, Owner, GenesisFour



There are up to 75,000 independent dealers in the U.S. who sell the types of equipment that we lease—from copiers to medical equipment to telecommunications. Our network of dealers is the lifeblood of our company and we are committed to helping their companies grow. Here, we'd like to introduce just a few of our many valued dealer partners.

TriStar

Phoenix, Arizona

TriStar is the nation's largest reseller of PTC engineering software. Its three business units, TriStar Engineering Solutions, TriStar Computer, and TriStar Staffing Solutions also provide certified training, high-end workstations and servers, and a complete line of engineering services and consulting.

TriStar is the answer to the ever-growing demand for IT and engineering talent.

When it comes to leasing solutions, TriStar chooses to partner with Marlin. Rod Browning, president of TriStar, sees our partnership as essential to his company's success.

"I preach leasing to my sales staff," Browning says. "Leasing is a great way to go for many companies, and a lot of small business owners don't understand the benefits."

Since 1988, TriStar has been serving the engineering design industry—meaning its market widely consists of small, innovative firms. Most of the equipment they lease falls in the $5,000 to $25,000 range.

"Marlin puts themselves in the shoes of the small business owner," Browning says. "They help me close business."

Because TriStar is selling software to the aerospace and defense industries, Browning feels it's imperative to have educated leasing representatives that present themselves in a sophisticated and knowledgeable manner. In that regard, Marlin delivers.

"It really comes down to people, and I like my Marlin sales representative," Browning says. "I feel very comfortable using my rep as an extension of my own sales team. That's how Marlin adds value to my company, and that's what separates Marlin from other leasing companies."

GenesisFour

Sudbury, MA

"Owning an automotive and truck repair shop is an emotional and financial rollercoaster like none other," says Al Cath, CEO of GenesisFour. That's why, for over two decades, GenesisFour has been committed to helping shop owners manage and grow their businesses successfully through its unique service management software.

GenesisFour's primary product is Service2000, the shop management system of choice of the Automotive Leadership Institute. GenesisFour is also a Microsoft Certified Partner, and an authorized reseller for Hewlett-Packard, Xerox, Symantec, Oki, and others.

For ten years, GenesisFour has partnered with Marlin Leasing in leasing its high-end management systems software. "If you are looking for a rock-solid funding source that will enhance your business operations, you cannot possibly make a better choice than Marlin Leasing," Cath says.

Before working with Marlin, Cath describes "a ping-pong game" that sent him from one lease company to the next. Once GenesisFour switched to Marlin, the ping-pong game ended.

"No other lease company has been able to lure us away," Cath says. "They sure have tried, and they still do. But Marlin has gone to great lengths to inject and maintain value into the relationship."

"Whether it's the flexibility they offer us, the rapid response we get the moment we bring a deal to the table, the simplified paperwork process, the coaching Marlin has given us on how to structure our lease deals to make them more appealing, or the super-fast way in which our deals get funded, Marlin provides us with the funding we need to be successful."

Accu-Cut
Tavares, Florida



Accu-Cut is the largest supplier of floor covering cutting equipment in the entire world. They've been selected as the supplier of cutting equipment by carpet professionals worldwide, including The Home Depot, Flooring America, Carpet One, Abbey Carpet, and many others.

For the past six years, Accu-Cut has partnered exclusively with Marlin Leasing. "Their leasing programs increase our sales volume," says Scott Brockie, who owns Accu-Cut along with his son, Trevor.

"Marlin represents us at the world's largest floor covering convention every year. Our Marlin sales rep is very knowledgeable and always has our best interests in mind. We are proud to have him represent our company," Brockie says.

Most of Accu-Cut's customers are carpet stores or floor-covering installers, and these end users lease machines carrying a ticket price of $20,000 to $25,000. As the sale is completed, Brockie's lease customer has immediate contact with a Marlin representative.

"A lot of times, the customer will have questions. They need someone who can walk them through the process." Brockie says. "Marlin is very thorough, and they always follow up to make sure the sale has closed. It's like having another salesperson on your team."

Like many other dealers, Brockie says that there's a lot more to choosing a leasing company than simply the rate. Speed, stability, and great service are all paramount.

"We've dealt with three other leasing companies, and none of them compared to Marlin. I'd definitely recommend them to anyone that's doing leasing."

"Marlin represents us at the world's largest floor covering convention every year. Our Marlin sales rep is very knowledgeable and always has our best interests in mind. We are proud to have him represent our company."

Scott Brockie
Owner, Accu-Cut/
Brockie International

Security Depot
Roswell, Georgia

A security system is a major investment—yet a critical one—for any small business. When a business owner who's facing theft or property damage looks to install a surveillance system, more than 90 percent of them lease the equipment.

For a dealer like Security Depot, staying a step ahead in this competitive market means choosing a quality leasing partner.

That's why they've partnered with Marlin Leasing for the past three years. In fact, Security Depot has become our largest retail vendor.

"Leasing is an integral tool for us in our sales approach," says Jim Gisclair, owner of Security Depot.

Security Depot serves the southeastern U.S., and most of the security systems they sell fall in the $8,000 to $12,000 range. Their business relies on numerous sales, swiftly closed.

"We don't like to waste time, and with Marlin we get very quick responses, which in our business is vital." Gisclair says.

"That's what makes Marlin several cuts above the rest. There's minimal paperwork, and I like the smoothness with which they conduct themselves. Plus, they have good management that's accessible to me."

Perhaps most importantly, Gisclair says: "They've never missed a funding. Ever. Believe me, that's happened with other leasing companies, but never with Marlin."



"With Marlin we get very quick responses, which in our business is vital. That's what makes Marlin several cuts above the rest...They've never missed a funding. Ever. Believe me, that's happened with other leasing companies, but never with Marlin."

Jim Gisclair,
Owner, Security Depot

MARLIN'S NATIONAL REACH

Marlin originates business from four origination centers: Atlanta, GA, Chicago, IL, Denver, CO, and Mt. Laurel, NJ. Marlin employs over 310 employees out of these four locations and a lease processing center located in Philadelphia, PA.



Chicago
Origination Center
Denver
Origination Center
New Jersey
Origination Center
Philadelphia
Lease Processing Center
Atlanta
Origination Center

Over
103,000
Active Leases

FINANCIAL HIGHLIGHTS

($ in thousands)	2001	2002	2003	2004	2005
Net Income	$2,459	$4,331	$2,847[(2)]	$13,459	$16,248
Revenues	$38,072	$49,053	$59,826	$75,551	$90,211
Net Investment in Direct Financing Leases	$255,169	$335,442	$419,160	$489,678	$572,581
Total Assets	$281,741	$374,671	$487,709	$554,693	$670,989
Total Stockholders' Equity	$816	$2,974	$73,871	$90,350	$112,609
Total Originations (equipment cost)	$171,378	$203,458	$242,278	$272,271	$318,457
Total Number of New Leases Originated	23,207	25,368	30,258	31,818	32,754
Number of Leases	48,299	64,828	81,503	95,096	103,278
Net Interest and Fee Margin[(1)]	9.18%	9.92%	10.53%	12.19%	12.35%
Efficiency Ratio	46.79%	44.47%	43.15%	41.63%	43.36%
Net Charge-offs[(1)]	2.20%	2.07%	1.90%	1.99%	1.74%

(1) As percentage of average net investment in direct financing leases
(2) Net Income in 2003 includes $5.7 million of non-recurring expense relating to the change in fair value of warrants no longer outstanding

NET INCOME
(Dollars in Millions)



16.2
15
13.5
12
9
6
4.3
3
2.5
2.8
0
'01 '02 '03 '04 '05

TOTAL ASSETS
(Dollars in Millions)



671.0
600
554.7
500
487.7
400
374.7
300
281.7
200
100
0
'01 '02 '03 '04 '05

NUMBER OF LEASES



103,278
100,000
95,096
81,503
80,000
64,828
60,000
48,299
40,000
20,000
0
'01 '02 '03 '04 '05

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

Amendment No. 1.

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50448

Marlin Business Services Corp.

(Exact name of Registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price of such shares on the NASDAQ National Market was approximately $69,334,548 as of June 30, 2005. Shares of common stock held by each executive officer and director and persons known to us who beneficially owns 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's common stock outstanding as of February 17, 2006 was 11,795,261 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement related to the 2006 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days of the close of Registrant's fiscal year, is incorporated by reference into Part III of this Form 10-K/A.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the "Form 10-K/A") to Marlin Business Services Corp.'s (the "Company") Annual Report on Form 10-K for the year ended December 31, 2005 initially filed with the Securities and Exchange Commission (the "SEC") on March 2, 2006 (the "Original Filing") is being filed by the Company for the purpose of correcting a typographical error within the line item "Other assets" in the Consolidated Statements of Cash Flows in the Original Filing. Below is the "Other assets" line item as presented in the Original Filing and as corrected by this Form 10-K/A:

	Year Ended December 31,		
	2005	2004	2003
	(in thousands)		
Original Filing:			
Other assets	3,052	(292)	(644)
As corrected:			
Other assets	2,524	212	(1,031)

The cash flow column totals were correct in the Original Filing and therefore were not changed by this Form 10-K/A.

For the convenience of the reader, this Form 10-K/A sets forth the Original Filing in its entirety. In addition, pursuant to the rules of the SEC, Item 15 of Part IV of the Original Filing has been amended to contain currently dated certifications from the Company's Chief Executive Officer and Principal Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and currently dated consents from the Company's former and current independent registered public accounting firms. The consents of the Company's former and current independent registered public accounting firms and the certifications of the Company's officers are attached to this Form 10-K/A as Exhibits 23.1, 23.2, 31.1, 31.2 and 32.1.

Except for the foregoing amended information, this Form 10-K/A continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained herein to reflect any subsequent events.

MARLIN BUSINESS SERVICES CORP.

FORM 10-K/A

INDEX

PART I

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of capital;
- general volatility of capital markets, in particular, the market for securitized assets;
- changes in our industry, interest rates or the general economy resulting in changes to our business strategy;
- the nature of our competition;
- availability of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K/A.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Item 1. *Business*

Overview

We are a nationwide provider of equipment financing solutions primarily to small businesses. We finance over 60 categories of commercial equipment important to our end user customers, including copiers, telecommunications equipment, water filtration systems, computers, and certain commercial and industrial equipment. Our average lease transaction was approximately $9,000 at December 31, 2005, and we typically do not exceed $200,000 for any single lease transaction. This segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers through origination sources comprised of our existing network of over 9,200 independent commercial equipment dealers and, to a lesser extent, through relationships with lease brokers and direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit. As of December 31, 2005, we serviced approximately 103,000 active equipment leases having a total original equipment cost of $932.8 million for approximately 82,000 end user customers.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are up to 75,000 independent equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid-size independent equipment dealers. We believe this segment is underserved because: 1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than the independent equipment dealers; and 2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to adequately service these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high quality, convenient point-of-sale lease financing

programs. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, allowing them to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low balance financing transactions. From our inception in 1997 to December 31, 2005, we processed approximately 409,000 lease applications and originated nearly 179,000 new leases.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Competitive Strengths

We believe several characteristics may distinguish us from our competitors, including our:

Multiple sales origination channels. We use multiple sales origination channels to effectively penetrate the highly diversified and fragmented small-ticket equipment leasing market. Our *direct origination channels,* which typically account for approximately 67% of our originations, involve: 1) establishing relationships with independent equipment dealers; 2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers that sell their equipment; and 3) soliciting our existing end user customer base for repeat business. Our *indirect origination channels* which typically account for approximately 33% of our originations and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell leases to us that they originated.

Highly effective account origination platform. Our telephonic direct marketing platform offers origination sources a high level of personalized service through our team of 103 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions.

Comprehensive credit process. We seek to effectively manage credit risk at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels.

Portfolio diversification. As of December 31, 2005, no single end user customer accounted for more than 0.05% of our portfolio and leases from our largest origination source accounted for only 1.5% of our portfolio. The portfolio is also diversified nationwide with the largest state portfolios existing in California (13%) and Florida (10%).

Fully integrated information management system. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a

transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions.

Sophisticated collections environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post charge-off recovery dollars. Our collection strategy generally utilizes a life-cycle approach, where a single collector handles an account through its entire delinquency period. This approach allows the collector to consistently communicate with the end user customer's decision maker to ensure that delinquent customers are providing consistent information. In addition the collections department utilizes specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts.

Access to multiple funding sources. We have established and maintained diversified funding capacity through multiple facilities with several national credit providers. Our proven ability to consistently access funding at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business.

Experienced management team. Our executive officers average more than 15 years of experience in providing financing solutions primarily to small businesses. As we have grown, our founders have expanded the management team with a group of successful, seasoned executives.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing solutions primarily to small businesses by pursuing a strategy focused on organic growth initiatives. We believe we can create additional lease financing opportunities by increasing our new origination source relationships and further penetrating our existing origination sources. We expect to do this by adding new sales account executives and continuing to train and season our existing sales force. We also believe that we can increase originations in certain regions of the country by establishing offices in identified strategic locations. Other regional offices are located in or near Atlanta, Georgia, Chicago, Illinois and Denver, Colorado. We expect to open our fourth regional office in Salt Lake City, Utah during 2006. Our Salt Lake City office would also house Marlin Business Bank (in organization) subject to regulatory approval and becoming operational.

Asset Originations

Overview of Origination Process. We access our end user customers through our extensive network of independent equipment dealers and, to a lesser extent, through relationships with lease brokers and the direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The independent equipment dealers we target typically have had limited access to lease financing programs, as the traditional providers of this financing generally have concentrated their efforts on the equipment manufacturers and larger distributors.

The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads and review management reports. We have also integrated predictive dialer technology into the contact management system, enabling our sales account executives to create efficient calling campaigns to any subset of the origination sources in the database.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source's single point of contact for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. This single point of contact approach distinguishes us from our competitors, many of whom require the origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

- ability to submit applications via fax, phone, Internet, mail or e-mail;
- credit decisions generally within two hours;
- one-page, plain-English form of lease for transactions under $50,000;
- overnight or ACH funding to the origination source once all lease conditions are satisfied;
- value-added portfolio reports, such as application status and volume of lease originations;
- on-site or telephonic training of the equipment dealer's sales force on leasing as a sales tool; and
- custom leases and programs.

Of our 296 total employees as of December 31, 2005, we employed 103 sales account executives, each of whom receives a base salary and earns commissions based on their lease originations. We also employed six employees dedicated to marketing as of December 31, 2005.

Sales Origination Channels. We use direct and indirect sales origination channels to effectively penetrate a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All sales account executives use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

Direct Channels. Our direct sales origination channels, which typically account for approximately 67% of our originations, involve:

- *Independent equipment dealer solicitations.* This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $2.0 million in annual revenues and fewer than 20 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers.
- *National account endorsements.* This channel focuses on securing endorsements from national equipment manufacturers and distributors and then leveraging those endorsements to become the preferred lease financing source for the independent dealers that sell the manufacturers' or distributors' equipment. Once the national account team receives an endorsement, the equipment dealers that sell the endorsing manufacturer's or distributor's products are contacted by our sales account executives in the independent equipment dealer channel. This allows us to quickly and efficiently leverage the endorsements into new business opportunities with many new equipment dealers located nationwide.
- *End user customer solicitations.* This channel focuses on soliciting our existing portfolio of over 82,000 end user customers for additional equipment leasing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons, including that we already have their credit information and lease payment histories and they have already shown a propensity to finance their equipment.

Indirect Channels. Our indirect origination channels which typically account for approximately 33% of our originations and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with an end user customer.

We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to our direct channels. We view these indirect channels as an opportunity to extend our lease origination capabilities through relationships with smaller originators who have limited access to the capital markets and funding.

Sales Recruiting, Training and Mentoring

Sales account executive candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation. Due to our extensive training program and systematized sales approach, we do not regard previous leasing or finance industry experience as being necessary. Our location of offices near large urban centers gives us access to large numbers of qualified candidates.

Each new sales account executive undergoes up to a 60-day comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. It also covers technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards. In addition to our formal training program, sales account executives receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first hand from their more senior peers. In addition, our sales managers frequently monitor and coach a sales account executive during phone calls, enabling the individual to receive immediate feedback. Our sales account executives also receive continuing education and training, including periodic detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment leases. The type of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. We seek to reduce the financial risk associated with our lease transactions through the use of full pay-out leases. A full pay-out lease provides that the non-cancelable rental payments due during the initial lease term are sufficient to recover the purchase price of the underlying equipment plus an expected profit. The initial non-cancelable lease term is equal to or less than the equipment's economic life. Initial terms generally range from 36 to 60 months. At December 31, 2005, the average original term of the leases in our portfolio was approximately 46 months, and we had personal guarantees on approximately 47% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

- address any maintenance or service issues directly with the equipment dealer or manufacturer;
- insure the equipment against property and casualty loss;
- pay or reimburse the Company for all taxes associated with the equipment;
- use the equipment only for business purposes; and
- make all scheduled payments regardless of the performance of the equipment.

We charge late fees when appropriate throughout the term of the lease. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the

equipment in the secondary market or receiving additional rental payments pursuant to the contract's automatic renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At December 31, 2005, approximately 58% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, Ltd., our Bermuda-based, wholly owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less a ceding fee based on annual net premiums written. The reinsurance contract expires in May 2006.

Portfolio Overview

At December 31, 2005, we had 103,278 active leases in our portfolio, representing an aggregate minimum lease payments receivable of $660.9 million. With respect to our portfolio at December 31, 2005:

- the average original lease transaction was $9,032, with an average remaining balance of $6,401;
- the average original lease term was 46 months;
- our active leases were spread among 82,479 different end user customers, with the largest single end user customer accounting for only 0.05% of the aggregate minimum lease payments receivable;
- over 74.5% of the aggregate minimum lease payments receivable were with end user customers who had been in business more than five years;
- the portfolio was spread among 10,927 origination sources, with the largest source accounting for only 1.5% of the aggregate minimum lease payments receivable, and our nine largest origination sources accounting for only 7.3% of the aggregate minimum lease payments receivable;
- there were 70 different equipment categories financed, with the largest categories set forth below, as a percentage of the December 31, 2005 aggregate minimum lease payments receivable:

Equipment Category	Percentage
Copiers	22%
Commercial & Industrial	7%
Telecommunications equipment	7%
Computers	6%
Closed Circuit TV security systems	6%
Restaurant equipment	6%
Water filtration systems	5%
Security systems	5%
Automotive (no titled vehicles)	4%
Computer software	4%
Cash registers	3%
Medical	3%
All others (none more than 2.0%)	22%

- we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the December 31, 2005 aggregate minimum lease payments receivable:

State	Percentage
California	13%
Florida	10%
Texas	8%
New York	7%
New Jersey	6%
Pennsylvania	4%
Georgia	4%
North Carolina	3%
Massachusetts	3%
Illinois	3%
Ohio	3%
All others (none more than 2.5%)	36%

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to effectively manage that information so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

- *a sales information database* that: 1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; 2) systematically analyzes call activity patterns to improve outbound calling campaigns; and 3) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;

- *a credit performance database* that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators;

- *predictive auto dialer technology* that is used in both the sales origination and collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;

- *imaging technology* that enables our employees to retrieve at their desktops all documents evidencing a lease transaction, thereby further improving our operating efficiencies and service levels; and

- *an integrated voice response unit* that enables our end user customers the opportunity to quickly and efficiently obtain certain information from us about their account.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. Our systems are backed up nightly and a full set of data tapes is sent to an off-site storage provider weekly. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Each sales origination channel has one or more credit teams supporting it. Our credit teams are located in our New Jersey headquarters and each of our regional offices. At December 31, 2005, we had 33 credit analysts managed by 7 credit managers having an average of nine years of experience. Each credit analyst is measured monthly against a discrete set of

performance variables, including decision turnaround time, approval and loss rates, and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the pre-qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Pre-qualification and ongoing review of origination sources. Each origination source must be pre-qualified before we will accept applications from it. The origination source must submit a source profile, which we use to review the origination source's credit information and check references. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source's file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source's file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source's statistics do not improve in a timely manner, we often stop accepting applications from that origination source.

End user customer review. Each end user customer's application is reviewed using our rules-based set of underwriting guidelines that focus on commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on their experience in extending credit to small businesses. The guidelines are reviewed and revised as necessary by our Senior Credit Committee, which is comprised of our CEO, President, General Counsel, Chief Credit Officer and Vice President of Collections. Our underwriting guidelines require a thorough credit investigation of the end user customer, which typically includes an analysis of the personal credit of the owner, who often guarantees the transaction, and verification of the corporate name and location. The credit analyst may also consider other factors in the credit decision process, including:

- length of time in business;
- confirmation of actual business operations and ownership;
- management history, including prior business experience;
- size of the business, including the number of employees and financial strength of the business;
- third-party commercial reports;
- legal structure of business; and
- fraud indicators.

Transactions over $75,000 receive a higher level of scrutiny, often including review of financial statements or tax returns and review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are valid for a 90-day period from the date of initial approval. In the event that the funding does not occur within the 90-day initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone audit with the end user customer is performed by us, or in some instances by the origination source, prior to funding the transaction. The purpose of this audit is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer's satisfaction with the equipment, and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone audit.

Monitoring of portfolio trends and underwriting standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends, and other related indicators of portfolio performance. Any significant findings are presented to the Senior Credit Committee for review and action.

Our internal credit audit and surveillance team is responsible for ensuring that the credit department adheres to all underwriting guidelines. The audits produced by this department are designed to monitor our origination sources, fraud indicators, regional office operations, appropriateness of exceptions to credit policy and documentation quality. Management reports are regularly generated by this department detailing the results of these auditing activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

- entering the lease into our accounting and billing system;
- preparing the invoice information;
- filing Uniform Commercial Code financing statements on leases in excess of $25,000;
- paying the equipment dealers for leased equipment;
- billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;
- assuring compliance with insurance requirements; and
- providing customer service to the leasing customers.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post-default recovery dollars. Our collection strategy generally utilizes a life-cycle approach, under which a single collector handles an account through an account's entire period of delinquency. This approach allows the collector to consistently communicate with the end user customer's decision-maker to ensure that delinquent customers are providing consistent information. It also creates account ownership by the collectors, allowing us to evaluate them based on the delinquency level of their assigned accounts. The collectors are individually accountable for their results and a significant portion of their compensation is based on the delinquency performance of their accounts.

Our collectors are grouped into teams that support a single sales origination channel. By supporting a single channel, the collector is able to gain knowledge about the origination sources and the types of transactions and other characteristics within that channel. Our collection activities begin with phone contact when a payment becomes ten days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is used to focus on and reduce the number of accounts that are between ten and 30 days delinquent. A series of collection notices are sent once an account reaches the 30-, 60-, 75- and 90-day delinquency stages. Collectors input notes directly into our servicing system, enabling them to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession.

In addition, the collections department employs specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts. Bankrupt accounts are assigned to a bankruptcy paralegal and accounts with more than $30,000 outstanding are assigned to more experienced collection personnel.

After an account becomes 120 days or more past due, it is charged-off and referred to our internal recovery group, consisting of a lawyer and a team of paralegals. The group utilizes several resources in an attempt to maximize recoveries on charged-off accounts, including: 1) initiating litigation against the end user customer and any personal guarantor using our internal legal staff; 2) referring the account to an outside law firm or collection agency; and/or 3) repossessing and remarketing the equipment through third parties.

At the end of the initial lease term, a customer may return the equipment, continue leasing the equipment, or purchase the equipment for the amount set forth in the purchase option granted to the customer. The collections department maintains a team of employees who seek to realize our recorded residual in the leased equipment at the end of the lease term.

Marlin Business Bank. In October 2005 we filed an application for an Industrial Bank Charter with the FDIC and the State of Utah Department of Financial Institutions to form Marlin Business Bank ("Bank"). Subject to regulatory approvals, we plan to begin operating the Bank in 2006 to further diversify our funding by issuing FDIC insured deposits. Marlin Business Bank will operate from our Salt Lake City office.

The Bank will be wholly owned by Marlin Business Services Corp. In addition to further diversifying our funding sources, over time the Bank may add other product offerings to better serve our customer base. The Bank will be subject to FDIC and Utah Department of Financial Institutions rules and regulations. Marlin will provide the necessary capital to maintain the Bank at "well-capitalized" status as defined by banking regulations. Initial cash capital requirements are expected to be $15.0 million.

Initially FDIC deposits will be raised from the brokered certificates of deposit market. All deposits will be transacted via telephone, mail, and/or ACH and wire transfer. There will be limited if any face to face interaction with deposit and lease/loan customers in the Bank's office. The Bank's initial asset product offering will consist of small ticket leasing similar to what we originate currently.

We have assembled a team of experienced bank managers and directors to provide leadership for the Bank. Many of the operational aspects of the Bank will be outsourced to Marlin Leasing Corp.

Regulation

Although most states do not directly regulate the commercial equipment lease financing business, certain states require lenders and finance companies to be licensed, impose limitations on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we also may be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons for declined credit applications. The Telephone Consumer Protection Act ("TCPA") of 1991 and similar state statutes or rules that govern telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles.

Our insurance operations are subject to various types of governmental regulation. We are required to maintain insurance producer licenses in states where we sell our insurance product. Our wholly owned insurance company subsidiary, AssuranceOne Ltd., is a Class 1 Bermuda insurance company and, as such, is subject to the Insurance Act 1978 of Bermuda, as amended, and related regulations.

Subject to our application for an Industrial Bank Charter receiving all regulatory approvals, Marlin Business Bank will be subject to FDIC and Utah Department of Financial Institutions banking rules and regulations.

We believe that we currently are in compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small businesses, including:

- national, regional and local finance companies that provide leases and loan products;
- financing through captive finance and leasing companies affiliated with major equipment manufacturers;
- corporate credit cards; and
- commercial banks, savings and loan associations and credit unions.

Our principal competitors in the highly fragmented and competitive small-ticket equipment leasing market are smaller finance companies and local and regional banks. Other providers of equipment lease financing include Key Corp, De Lage Landen Financial, GE Commercial Equipment Finance and Wells Fargo Bank, National Association. Many of these companies are substantially larger than we are and have significantly greater financial, technical and marketing resources than we do. While these larger competitors provide lease financing to the marketplace, many of them are not our primary competitors given that our average transaction size is relatively small and that our marketing focus is on independent equipment dealers and their end user customers. Nevertheless, there can be no assurances that these providers of equipment lease financing will not increase their focus on our market and begin to compete more directly with us.

Some of our competitors have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are less than the yields we use to price our leases, which might force us to lower our yields or lose lease origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could enable them to establish more origination sources and end user customer relationships and increase their market share. We compete on the quality of service we provide to our origination sources and end user customers. We have and will continue to encounter significant competition.

Employees

As of December 31, 2005, we employed 296 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages. We work hard to build strong relations with our employees.

We are a Pennsylvania corporation with our principal executive offices located at 300 Fellowship Road, Mount Laurel, NJ 08054. Our telephone number is (888) 479-9111 and our web site address is www.marlincorp.com. We make available free of charge through the Investor Relations section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web site address in this Annual Report on Form 10-K/A only as an inactive textual reference and do not intend it to be an active link to our web site.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

If we cannot obtain external financing, we may be unable to fund our operations. Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources, such as borrowings under our revolving bank facility, financing of leases through commercial paper ("CP") conduit warehouse facilities, and term note securitizations. A failure to renew or increase the funding commitment under our existing CP conduit warehouse facilities or add new CP conduit warehouse facilities could affect our ability to refinance leases originated through our revolving bank facility and, accordingly, our ability to fund and originate new leases. An inability to complete term note securitizations would result in our inability to

refinance amounts outstanding under our CP conduit warehouse facilities and revolving bank facility and would also negatively impact our ability to originate and service new leases.

Our ability to complete CP conduit transactions and term note securitizations, as well as obtain renewals of lenders' commitments, is affected by a number of factors, including:

- conditions in the securities and asset-backed securities markets;
- conditions in the market for commercial bank liquidity support for CP programs;
- compliance of our leases with the eligibility requirements established in connection with our CP conduit warehouse facilities and term note securitizations, including the level of lease delinquencies and defaults; and
- our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these external financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. We do not have long term commitments from any of our current funding sources. As a result, we may be unable to continue to access these or other funding sources. In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer. The legal agreements relating to our revolving bank facility, our CP conduit warehouse facilities and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. In addition, a change in our Chief Executive Officer or President is an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hire a replacement acceptable to our lenders within 90 days. Such a change is also an immediate event of servicer termination under our term note securitizations. A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. Further, our revolving bank facility and CP conduit warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the revolving bank facility or a CP conduit warehouse facility could result in termination of further funds being made available under these facilities. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our ability to obtain additional financing and reduce our earnings. We specialize in leasing equipment to small businesses. Small businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger, more creditworthy leasing customers. In addition, there is typically only limited publicly available financial and other information about small businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small businesses obtained from the small business owner and/or third party sources, such as credit reporting agencies. If the information we obtain from small business owners and/or third party sources is incorrect, our ability to make appropriate credit decisions will be

impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our revolving bank facility or CP conduit warehouse facilities, and we cannot include them in our term note securitizations. An increase in delinquencies or lease defaults could reduce the funding available to us under our facilities and could adversely affect our earnings, possibly materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of our future financing facilities, including increased interest rates payable to investors and the imposition of more burdensome covenants and credit enhancement requirements. Any of these occurrences may cause us to experience reduced earnings.

If we are unable to effectively manage any future growth, we may suffer material operating losses. We have grown our lease originations and overall business significantly since we commenced operations. However, our ability to continue to increase originations at a comparable rate depends upon our ability to implement our disciplined growth strategy and upon our ability to evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our end user customers, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business.

Our future success will be dependent upon our ability to manage growth. Among the factors we need to manage are the training, supervision and integration of new employees, as well as the development of infrastructure, systems and procedures within our origination, underwriting, servicing, collections and financing functions in a manner which enables us to maintain higher volume in originations. Failure to effectively manage these and other factors related to growth in originations and our overall operations may cause us to suffer material operating losses.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated. In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on, among other things, past collection experience, industry data, lease delinquency data and our assessment of prospective collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to effectively manage collections, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations. The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. There are few barriers to entry with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded. We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers and, to a lesser extent, lease brokers. We rely on these relationships to generate lease applications and originations. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical

relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

If interest rates change significantly, we may be subject to higher interest costs on future term note securitizations and we may be unable to effectively hedge our variable rate borrowings, which may cause us to suffer material losses. Because we generally fund our leases through a revolving bank facility, CP conduit warehouse facilities and term note securitizations, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Currently, our revolving bank facility and our CP conduit warehouse facilities have variable rates based on LIBOR, prime rate or commercial paper interest rates. As a result, because our assets have a fixed interest rate, increases in LIBOR, prime rate or commercial paper interest rates would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. As required under our financing facility agreements, we enter into interest rate cap agreements to hedge against the risk of interest rate increases in our CP conduit warehouse facilities. If our hedging strategies are imperfectly implemented or if a counterparty defaults on a hedging agreement, we could suffer losses relating to our hedging activities. In addition, with respect to our fixed rate borrowings, such as our term note securitizations, increases in interest rates could have the effect of increasing our borrowing costs on future term note transactions.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income. Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could reduce our operating income.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and effectively operate our business. Our future success depends to a significant extent on the continued service of our senior management team. A change in our Chief Executive Officer or President is an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hire a replacement acceptable to our lenders within 90 days. Such a change is also an immediate event of servicer termination under our term note securitizations. The departure of any of our executive officers or key employees could limit our access to funding and ability to operate our business effectively. Mr. Bruce E. Sickel, our Senior Vice President and Chief Financial Officer, has resigned from his position effective as of March 3, 2006. We are currently seeking a new Chief Financial Officer. We do not expect the change in Chief Financial Officer to have any material adverse effect on our financing arrangements.

The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income. Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. The end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a

commercial property policy issued by a third party insurer or satisfying their insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third party insurer (our "primary insurer") with whom our captive insurance subsidiary, AssuranceOne, Ltd., has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: 1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne; 2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne; 3) negative developments in the loss reserves or future loss experience of AssuranceOne which render it uneconomical for us to continue the program; 4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to quickly identify and negotiate an acceptable arrangement with a replacement carrier; or 5) competitive factors in the property insurance market. If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations. Laws or regulations may be adopted with respect to our equipment leases or the equipment leasing, telemarketing and collection processes. Any new legislation or regulation, or changes in the interpretation of existing laws, which affect the equipment leasing industry could increase our costs of compliance or require us to alter our business strategy.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors including: the general market conditions at the time of expiration of the lease; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.

Hurricane Katrina could negatively affect our operations, which could have an adverse effect on our business or results of operations. In late August 2005, Hurricane Katrina struck the gulf coast of Louisiana, Mississippi and Alabama and caused substantial property damage. Damage caused by Hurricane Katrina could result in a decline in our leasing activity, a decline in the value or destruction of leased property and an increase in the risk of lease delinquencies and defaults. Our business or results of operations may be adversely affected by these and other negative effects of Hurricane Katrina.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted. Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.

We face risks relating to our recent accounting restatement. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential investors could lose confidence in our financial reporting which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial statements. If we cannot provide reliable financial statements, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement including control deficiencies

that may constitute material weaknesses. A material weakness is a significant deficiency, as defined in Public Company Accounting Oversight Board Audit Standard No. 2 or a combination of significant deficiencies, that results in more than a remote likelihood that material misstatements of our annual or interim financial statements would not be prevented or detected by company personnel in the normal course of performing their assigned functions.

In connection with the preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, an evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures. As a result of this evaluation, during the first fiscal quarter of 2005, management identified and concluded that a material weakness existed at December 31, 2004 in our controls over the selection and application of accounting policies. Specifically, management concluded that we had misapplied generally accepted accounting principles as they pertain to the timing of recognition of interim rental income since our inception in 1997 and, accordingly, we restated our financial statements for the fiscal years ended December 31, 2003 and December 31, 2002, and for the four quarters of fiscal years 2004 and 2003, to correct this error. The identified material weakness was remediated during the first fiscal quarter of 2005.

Consequently, management, including our CEO and CFO, have concluded that our internal controls over financial reporting were not designed or functioning effectively as of December 31, 2004 to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Any failure to implement and maintain the improvements in our internal control over financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to improve our internal controls to address the identified material weakness could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Our quarterly operating results may fluctuate significantly. Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the timing of term note securitizations; the availability of capital; the degree of competition we face; and general economic conditions and other factors. The results of any one quarter may not indicate what our performance may be in the future.

Our common stock price is volatile. The trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of financial services companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;
- investor perceptions of the equipment leasing industry in general and our company in particular;
- the operating and stock performance of comparable companies;
- general economic conditions and trends;
- major catastrophic events;
- loss of external funding sources;
- sales of large blocks of our stock or sales by insiders; or

• departures of key personnel.

It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

Certain investors continue to own a large percentage of our common stock and have filed a shelf registration statement, which could result in additional shares being sold into the public market and thereby affect the market price of our common stock. Two institutional investors that first purchased our common stock in private placement transactions prior to our IPO owned approximately 37% of the outstanding shares of our common stock as of December 31, 2005. A shelf registration statement on Form S-3 (No. 333-128329) registering 4,294,947 shares of common stock owned by these two investors became effective on December 19, 2005. A sale by these investors of all or a portion of their shares pursuant to the shelf registration statement or otherwise could ultimately affect the market price of our common stock.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws will contain certain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval.

Item 1B. *Unresolved Staff Comments*

None

Item 2. *Properties*

At December 31, 2005, we operated from six leased facilities including our executive office facility and five branch offices. In December 2004 we relocated our Mount Laurel, New Jersey executive offices to a leased facility of approximately 50,000 square feet under a lease that expires in May 2013. We also lease 5,621 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in May 2008. In addition, we have regional offices in Norcross, Georgia (a suburb of Atlanta), Englewood, Colorado (a suburb of Denver), Chicago, Illinois and Salt Lake City, Utah. Our Georgia office is 6,043 square feet and the lease expires in July 2008. Our Colorado office is 5,914 square feet and the lease expires in August 2006. Our Chicago office, which opened in January 2004, is 4,166 square feet and the lease expires in April 2008. Our Salt Lake City office, which we expect to open in 2006, is under a lease signed in November 2005, for 5,764 square feet, which expires in August 2010. We believe our leased facilities are adequate for our current needs and sufficient to support our current operations and growth.

Item 3. *Legal Proceedings*

We are party to various legal proceedings, which include claims, litigation and class action suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on our business, financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

None

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Marlin Business Services Corp. completed its initial public offering of common stock and became a publicly traded company on November 12, 2003. The Company's common stock trades on the NASDAQ National Market under the symbol "MRLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ National Market.

	2005		2004	
	High	Low	High	Low
First Quarter	$21.67	$17.11	$19.49	$14.85
Second Quarter	$20.95	$17.25	$18.09	$14.69
Third Quarter	$24.00	$19.95	$19.40	$14.11
Fourth Quarter	$24.55	$20.45	$19.74	$16.27

Dividend Policy

We have not paid or declared any cash dividends on our common stock and we presently have no intention of paying cash dividends on the common stock in the foreseeable future. The payment of cash dividends, if any, will depend upon our earnings, financial condition, capital requirements, cash flow and long-range plans and such other factors as our Board of Directors may deem relevant.

Number of Record Holders

There were 104 holders of record of our common stock at February 17, 2006. We believe that the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Sale of Unregistered Securities

On August 18, 2005, we issued $340.6 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables IX LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. J.P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.1 million.

Item 6. *Selected Financial Data*

The following financial information should be read together with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included elsewhere in this Form 10-K/A.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands, except share data)				
Statement of Operations Data:					
Interest and fee income	$ 85,529	$ 71,168	$ 56,403	$ 46,328	$ 35,986
Interest expense	20,835	16,675	18,069	17,899	16,881
Net interest and fee income	64,694	54,493	38,334	28,429	19,105
Provision for credit losses	10,886	9,953	7,965	6,850	5,918
Net interest and fee income after provision for credit losses	53,808	44,540	30,369	21,579	13,187
Insurance and other income	4,682	4,383	3,423	2,725	2,086
	58,490	48,923	33,792	24,304	15,273
Salaries and benefits	18,173	14,447	10,273	8,109	5,306
General and administrative	11,908	10,063	7,745	5,744	4,610
Financing related costs	1,554	2,055	1,604	1,618	1,259
Change in fair value of warrants[1]	—	—	5,723	908	(208)
Income before income taxes and cumulative effect of change in accounting principle	26,855	22,358	8,447	7,925	4,306
Income tax provision	10,607	8,899	5,600	3,594	1,536
Income before cumulative effect of change in accounting principle	16,248	13,459	2,847	4,331	2,770
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(311)
Net income	$ 16,248	$ 13,459	$ 2,847	$ 4,331	$ 2,459
Income per common share before cumulative effect of change in accounting principle — basic	$ 1.41	$ 1.19	$ 0.28	$ 1.50	$ 0.82
Net income per common share — basic	$ 1.41	$ 1.19	$ 0.28	$ 1.50	$ 0.65
Weighted average shares — basic	11,551,589	11,330,132	3,001,754	1,703,820	1,858,858
Income per common share before cumulative effect of change in accounting principle — diluted	$ 1.36	$ 1.15	$ 0.25	$ 0.61	$ 0.44
Net income per common share — diluted	$ 1.36	$ 1.15	$ 0.25	$ 0.61	$ 0.39
Weighted average shares — diluted	11,986,088	11,729,703	3,340,968	7,138,232	6,234,437

(1) The change in fair value of warrants is a non-cash expense. Upon completion of our initial public offering in November 2003, all warrants were exercised on a net issuance basis. As a result, there are no longer any outstanding warrants and no effects on subsequent periods.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Operating Data:					
Total new leases originated	32,754	31,818	30,258	25,368	23,207
Total equipment cost originated	$318,457	$272,271	$242,278	$203,458	$171,378
Average net investment in direct financing leases[(1)]	523,948	446,965	363,853	286,589	208,149
Weighted average interest rate (implicit) on new leases originated[(2)]	12.75%	13.82%	14.01%	14.17%	15.82%
Interest income as a percent of average net investment in direct financing leases[(1)]	12.90	12.91	13.09	13.65	14.56
Interest expense as percent of average interest bearing liabilities, excluding subordinated debt[(3)]	4.24	3.86	4.54	5.76	7.41
Portfolio Asset Quality Data:					
Minimum lease payments receivable	$660,946	$571,150	$489,430	$392,392	$303,560
Delinquencies past due, greater than 60 days	0.61%	0.78%	0.74%	0.86%	1.94%
Allowance for credit losses	$ 7,813	$ 6,062	$ 5,016	$ 3,965	$ 3,059
Allowance for credit losses to net investment in direct financing leases[(2)]	1.39%	1.26%	1.23%	1.21%	1.24%
Charge-offs, net	$ 9,135	$ 8,907	$ 6,914	$ 5,944	$ 4,579
Ratio of net charge-offs to average net investment in direct financing leases	1.74%	1.99%	1.90%	2.07%	2.20%
Operating Ratios:					
Efficiency ratio[(4)]	43.36%	41.63%	43.15%	44.47%	46.79%
Return on average total assets	2.57%	2.54%	0.66%	1.31%	1.04%
Return on average stockholders' equity[(5)]	15.96%	16.47%	9.18%	19.63%	15.67%
Balance Sheet Data:					
Cash and cash equivalents	$ 34,472	$ 16,092	$ 29,435	$ 6,354	$ 2,504
Restricted cash	47,786	37,331	29,604	24,372	16,325
Net investment in direct financing leases	572,581	489,678	419,160	335,442	255,169
Total assets	670,989	554,693	487,709	374,671	281,741
Revolving and term secured borrowings	516,849	434,670	393,997	327,842	245,551
Subordinated debt, net of discount	—	—	—	9,520	9,408
Total liabilities	558,380	464,343	413,838	350,526	261,534
Redeemable convertible preferred stock, including accrued dividends	—	—	—	21,171	19,391
Total stockholders' equity	112,609	90,350	73,871	2,974	816

(1) Includes securitized assets.

(2) Excludes the amortization of initial direct costs and fees deferred.

(3) Excludes subordinated debt liability and accrued subordinated debt interest for periods prior to 2004.

(4) Salaries, benefits, general and administrative expenses divided by net interest and fee income, insurance and other income.

(5) Stockholders' equity includes preferred stock and accrued dividends in calculation for periods prior to our IPO.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of capital;
- general volatility of capital markets, in particular, the market for securitized assets;
- changes in our industry, interest rates or the general economy resulting in changes to our business strategy;
- the nature of our competition;
- availability of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K/A.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Overview

We are a nationwide provider of equipment financing solutions primarily to small businesses. We finance over 60 categories of commercial equipment important to businesses including copiers, telephone systems, computers, and certain commercial and industrial equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers and, to a lesser extent, through relationships with lease brokers and through direct solicitation of our end user customers. Our leases are fixed rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2005, our lease portfolio consisted of approximately 103,000 accounts, from approximately 82,000 customers, with an average original term of 46 months, and average transaction size of approximately $9,000.

Since our founding in 1997, we have grown to $671.0 million in total assets at December 31, 2005. Our assets are substantially comprised of our net investment in leases which totaled $572.6 million at December 31, 2005. Our lease portfolio grew 16.9% in 2005. Personnel costs represent our most significant overhead expense and we have added to our staffing levels to both support and grow our lease portfolio. Since inception, we have also added four regional sales offices to help us penetrate certain targeted markets, with our most recent office in Salt Lake City, Utah. The Salt Lake City office is expected to become fully operational by the end of the second quarter of 2006. Growing the lease portfolio, while maintaining asset quality, remains the primary focus of management. We expect our on-going investment in our sales teams and regional offices to drive continued growth in our lease portfolio.

Our revenue consists of interest and fees from our leases and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expenses. As a credit lender, our earnings are also significantly impacted by credit losses. For the year ended December 31, 2005, our net credit losses were 1.74% of our average net investment in leases. We establish reserves for credit losses which require us to estimate expected losses in our portfolio.

Our leases are classified as direct financing leases under generally accepted accounting principles, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our investment in leases is reflected in our financial statements as "net investment in direct financing leases." Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment. Approximately 69% of our lease portfolio amortizes over the term to a $1 residual value. For the remainder of the portfolio, we must estimate end of term residual values for the leased assets. Failure to correctly estimate residual values could result in losses being realized on the disposition of the equipment at the end of the lease term.

Since our founding, we have funded our business through a combination of variable rate borrowings and fixed rate asset securitization transactions, as well as through the issuance from time to time of subordinated debt and equity. Our variable rate financing sources consist of a revolving bank facility and two CP conduit warehouse facilities. We issue fixed rate term debt through the asset-backed securitization market. Typically, leases are funded through variable rate borrowings until refinanced through term note securitization at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions. As of December 31 2005, all of our $516.8 million borrowings were fixed cost term note securitizations.

Since we initially finance our fixed-rate leases with variable rate financing, our earnings are exposed to unexpected increases in interest rates that may occur before those variable rates can be hedged by a fixed rate term note securitization. We use derivative contracts to attempt to reduce our exposure to increasing interest rates. We generally benefit in times of falling and low interest rates. We are also dependent upon obtaining future financing to refinance our warehouse lines of credit in order to grow our lease portfolio. We currently plan to complete a fixed-rate term note securitization at least once a year. Failure to obtain such financing, or other alternate financing, would significantly restrict our growth and future financial performance.

We have recently filed an application for an Industrial Bank Charter with the FDIC and the State of Utah Department of Financial Institutions to form Marlin Business Bank. Subject to regulatory approvals, we plan to begin operating the bank in 2006 to further diversify our funding by issuing FDIC insured deposits. Marlin Business Bank will operate from our Salt Lake City office.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we

evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees and realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease is 90 days or more delinquent, the lease is classified as being on non-accrual and we do not recognize interest income on that lease until the lease is less than 90 days delinquent.

Fee income consists of fees for delinquent lease payments and cash collected on early termination of leases. Fee income also includes net residual income which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed of at the end of term.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Net residual income includes charges for the reduction in estimated residual values on equipment for leases in renewal and is recognized during the renewal period. Residual balances at lease termination which remain uncollected more than 120 days are charged against income.

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* The initial direct costs and fees we defer are part of the net investment in direct financing leases and are amortized to interest income using the effective interest method. We defer third party commission costs as well as certain internal costs directly related to the origination activity. The costs include evaluating the prospective lessee's financial condition, evaluating and recording guarantees and other security arrangements, negotiating lease terms, preparing and processing lease documents and closing the transaction. The fees we defer are documentation fees collected at lease inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease portfolio.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual values less unearned income. Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Allowance for credit losses. We maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease portfolio as of the reporting dates based on our projection of probable net credit losses. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately be charged off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; recovered amounts; forecasting uncertainties; the composition of our lease portfolio; economic conditions; and seasonality. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related

allowance for credit losses. To the degree we add new leases to our portfolio, or to the degree credit quality is worse than expected, we will record expense to increase the allowance for credit losses for the estimated net losses expected in our lease portfolio.

Derivatives. SFAS 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*, requires recognition of all derivatives at fair value as either assets or liabilities in the consolidated balance sheet. The accounting for subsequent changes in the fair value of these derivatives depends on whether it has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard. For derivatives not designated or qualifying for hedge accounting, the related gain or loss is recognized in earnings for each period and included in other income or financing related costs in the consolidated statement of operations. For derivatives designated for hedge accounting, initial assessments are made as to whether the hedging relationship is expected to be highly effective and on-going periodic assessments may be required to determine the on-going effectiveness of the hedge. The gain or loss on derivatives qualifying for hedge accounting is recorded in other comprehensive income on the balance sheet net of tax effects (unrealized gain or loss on cash flow hedges) or in current period earnings depending on the effectiveness of the hedging relationship.

Stock-Based Compensation. We issue both restricted shares and stock options to certain employees and directors as part of our overall compensation strategy. The Company follows the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred compensation for option grants to employees for the amount, if any, by which the fair value per share exceeds the exercise price per share at the measurement date, which is generally the grant date. This deferred compensation is recognized over the vesting period. Pursuant to the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, the Company discloses net income as if compensation expense for stock option grants had been determined based upon the fair value at the date of grant.

In 2006 we will adopt SFAS No. 123R *Share-Based Payments*, an amendment of FASB Statements 123 and 95, which requires companies to recognize expense on the grant-date for the fair value of stock options and other equity-based compensation issued to employees and non-employees. The Company plans to use the modified prospective method whereby awards that are granted, modified, or settled after the date of adoption will be measured and accounted for in accordance with Statement 123R. Unvested equity classified awards that were granted prior to 2006 date will be accounted for in accordance with Statement 123R and expensed as the awards vest based on their grant date fair value. We will adopt this rule in the first quarter of 2006 and anticipate recognizing approximately $731,000 of expense for the vesting of previously issued stock options in 2006.

Warrants. We issued warrants to purchase our common stock to the holders of our subordinated debt that was repaid in November 2003. In accordance with EITF Issue No. 96-13, codified in EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock*, we initially classified the warrants' fair value as a liability since the warrant holders had the ability to put to the Company the shares of common stock exercisable under the warrants under certain conditions to us for cash settlement. Subsequent changes in the fair value of the warrants were recorded in the accompanying statement of operations. The charge to operations in 2003 was $5.7 million. Under the terms of the warrant agreement, the warrants were exercised into common stock at the time of our IPO and the total warrant liability balance of $7.1 million was reclassified back to equity and, therefore, there are no effects on subsequent operations in 2004 or 2005.

Income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the statement of operations.

Our net operating loss carryforwards ("NOLs") as of December 31, 2005 for federal and state income tax purposes were approximately $9.2 million and $6.9 million, respectively. The NOLs expire in periods beginning 2009 to 2025. The Tax Reform Act of 1986 contains provisions that may limit the NOLs available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in the ownership of a company greater than 50% within a three-year period results in an annual limitation on a company's ability to utilize its NOLs from tax periods prior to the ownership change. Management believes that the reorganization and initial public offering did not have a material effect on its ability to utilize these NOLs. No valuation allowance has been established against net deferred tax assets related to our NOLs, as our management believes these NOLs will be realizable through reversal of existing deferred tax liabilities, and future taxable income. If actual results differ from these estimates or these estimates are adjusted in future periods, we may need to establish a valuation allowance, which could materially impact its financial position and results of operations.

Results of Operations

Comparison of the Years Ended December 31, 2005 and 2004

Net income. Net income was $16.2 million for the year ended December 31, 2005. This represented a $2.7 million, or 20.0%, increase from $13.5 million net income reported for the year ended December 31, 2004. Our increased earnings are primarily the result of growth and improved net interest and fee margins in our core leasing business. During the third quarter of 2005, the Company increased its reserves for expected credit losses based on its initial assessments of exposure to areas significantly impacted by Hurricane Katrina (such as New Orleans). The impact of this increase in reserves was a reduction of approximately $753,000 in net income for the year 2005.

Diluted net income per share was $1.36 for the year ended December 31, 2005 and $1.15 for the year ended December 31, 2004.

For the year ended December 31, 2005, we generated 32,754 new leases at a cost of $318.5 million compared to 31,818 new leases at a cost of $272.2 million for the year ended December 31, 2004. The weighted average implicit interest rate on new leases originated was 12.75% for the year ended December 31, 2005 compared to 13.82% for year ended December 31, 2004. Overall, the net investment in direct financing leases grew 16.9%, to $572.6 million at December 31, 2005 from $489.7 million at December 31, 2004. Returns on average assets were 2.57% for the year ended December 31, 2005 and 2.54% for the year ended December 31, 2004. Returns on average equity were 15.96% for the year ended December 31, 2005 and 16.47% for the year ended December 31, 2004. Our debt to equity ratio was 4.59:1 at December 31, 2005 compared to 4.81:1 at December 31, 2004.

	Year Ended December 31,	
	2005	2004
	(Dollars in thousands)	
Interest income	$ 67,572	$ 57,707
Fee income	17,957	13,461
Interest and fee income	85,529	71,168
Interest expense	20,835	16,675
Net interest and fee income	$ 64,694	$ 54,493
Average net investment in direct financing leases[1]	$523,948	$446,965
Percent of average net investment in direct financing leases:		
Interest income	12.90%	12.91%
Fee income	3.43	3.01
Interest and fee income	16.33	15.92
Interest expense	3.98	3.73
Net interest and fee margin	12.35%	12.19%

(1) Excludes allowance for credit losses and initial direct costs and fees deferred.

Net interest and fee margin. Net interest and fee income increased $10.2 million, or 18.7%, to $64.7 million for the year ended December 31, 2005 from $54.5 million for the year ended December 31, 2004. The increase in the net interest and fee margin represents an increase of 16 basis points to 12.35% for the year ended December 31, 2005 from 12.19% for the year ended December 31, 2004 with the increase primarily attributed to fee income.

Interest income, net of amortized initial direct costs and fees, increased $9.9 million, or 17.1%, to $67.6 million for the year ended December 31, 2005 from $57.7 million for the year ended December 31, 2004. The increase is primarily due to a 17.2% growth in average net investment in direct financing leases ("DFL") which increased $76.9 million to $523.9 million for the year ended December 31, 2005 from $447.0 million for the year ended December 31, 2004.

Our interest income yield on assets declined by 1 basis point for the year ended December 31, 2005 to 12.90% as a percentage of average net investment in DFL from 12.91% for the year ended December 31, 2004. The interest income yield on our lease portfolio declined by 36 basis points for the year ended December 31, 2005 to 12.37% as a percentage of average net investment in DFL from 12.73% for the year ended December 31, 2004. This decline was due in part to lower weighted average implicit interest rates on new leases originated in the year ended December 31, 2005 than in years prior and the amortization and payoffs of older higher yielding leases. This reduction was partially offset by a 35 basis point increase in earnings on cash balances which grew to 0.53% as a percentage of average net investment in DFL for the year ended 2005 compared to 0.18% for the year ended December 31, 2004.

Fee income increased $4.5 million, or 33.4%, to $18.0 million for the year ended December 31, 2005 from $13.5 million for the year ended December 31, 2004. All major components of fee income contributed to the increase in fiscal year 2005 consistent with the continued growth and seasoning of our lease portfolio. Fee income, as a percentage of average net investment in DFL, increased 42 basis points to 3.43% for the year ended December 31, 2005 from 3.01% for the year ended December 31, 2004. Fees for delinquent lease payments (late charges) increased $2.6 million to $10.1 million for the year ended December 31, 2005 compared to $7.6 million for the same period of 2004. Late charges remained the largest component of fee income at 1.93% as a percentage of average net investment in DFL for the year ended December 31, 2005 compared to 1.69% for the year ended December 31, 2004. Net residual income, including income from lease extensions, also increased as more leases where we retain a residual interest reached end of term. Net residual income increased $1.3 million to $6.0 million for the year ended December 31, 2005 compared to $4.7 million for the same period of 2004. As a percentage of average net investment in DFL, net residual income was 1.14% for the year ended December 31, 2005 compared to 1.05% for the year ended December 31, 2004.

Interest expense increased $4.1 million to $20.8 million for the year period ended December 31, 2005 from $16.7 million for the year ended December 31, 2004. Interest expense, as a percentage of the average net investment in DFL, increased 25 basis points to 3.98% for the year ended December 31, 2005 from 3.73% for the year ended December 31, 2004. Borrowing costs have risen due to the continued growth of the Company and higher interest rates on the Company's borrowings due to increased market interest rates. The Federal Reserve increased its targeted fed funds rate eight times for a total of 2.0% during 2005 and a total of thirteen times or 3.25% since June 2004. These increases have increased interest rates on LIBOR and Prime interest rate based loans such as the Company's warehouse facilities and created a higher interest rate environment in which to issue term note securitizations.

Interest expense as a percentage of weighted average borrowings was 4.24% for the year ended December 31, 2005 compared to 3.86% for the year ended December 31, 2004. The average balance for our warehouse facilities was $58.2 million for the year ended December 31, 2005 compared to $69.4 million for the year ended December 31, 2004. The average borrowing costs for our warehouse facilities was 4.13% for the year ended December 31, 2005 compared to 2.13% for year ended December 31, 2004 reflecting the higher interest rate environment. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our August 2005 issued term securitization borrowing increased over those issued in 2003 and 2004 due to the rising interest rate environment. For the year ended December 31, 2005, average term securitization borrowings outstanding were $432.9 million at a weighted average coupon of 3.79% compared with $362.3 million at a weighted average coupon of 3.63% for the year ended December 31, 2004. On August 18, 2005 we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average

interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. In July 2004 we issued $304.6 million in term securitizations with an approximate average total interest expense of 4.24% over the term of the borrowing. Our term securitizations include multiple classes of fixed rate notes with the shorter term, lower coupon classes amortizing (maturing) faster then the longer term higher coupon classes. This causes the blended interest expenses related to these borrowings to change and generally increase over the term of the borrowing.

On August 15, 2005 we elected to exercise our call option and pay off our 2002-1 term securitization when the remaining note balances outstanding were $26.5 million at a coupon rate of approximately 4.40%. On August 15, 2004 we exercised our call option and paid off our 2001-1 term securitization when the remaining note balances outstanding were $16.3 million at a coupon of approximately 6.00%.

Insurance and other income. Insurance and other income increased $300,000 to $4.7 million for the year ended December 31, 2005 from $4.4 million for the year ended December 31, 2004. The increase is primarily related to higher net insurance income earned in 2005. During the fourth quarter of 2005, we expensed approximately $190,000 in insurance claims from the Gulf States region of the USA attributed to the effects of Hurricane Katrina.

Salaries and benefits expense. Salaries and benefits expense increased $3.7 million, or 25.8%, to $18.2 million for the year ended December 31, 2005 from $14.4 million for the year ended December 31, 2004. The increase in compensation expense is attributable to personnel growth and merit and bonus payment increases. Total personnel increased to 296 at December 31, 2005 from 273 at December 31, 2004. In 2005, sales compensation increased $1.9 million related to additional hiring of sales account executives and higher commissions paid. In addition, collection and operations salaries increased $502,000 related principally to additional personnel associated with growth in the lease portfolio. In 2005, management and support department compensation increased $1.3 million including an increase of $496,000 related to accrued incentive bonuses and $187,000 related to compensation of officers hired for Marlin Business Bank (in organization).

General and administrative expense. General and administrative expenses increased $1.8 million, or 18.3%, to $11.9 million for the year ended December 31, 2005 from $10.1 million for the year ended December 31, 2004. The increase in general and administrative expenses was due primarily to an increase in occupancy expenses of $666,000 and increased depreciation expenses of $204,000 primarily related to the move of our executive offices to a new and larger facility in December 2004. Other increases included legal, audit and other professional fees of $505,000 of which $166,000 were associated with shelf registration statements filed with the SEC on behalf of certain shareholders and the Company. Additionally, we spent more on credit bureaus, property tax administration, data processing and postage as a result of increased lease originations and our overall growth. We also recognized $142,000 of general and administrative expenses related to the founding of Marlin Business Bank (in organization). General and administrative expense, as a percentage of the average net investment in DFL, increased 2 basis points to 2.27% for the year ended December 31, 2005 from 2.25% for the year ended December 31, 2004.

Financing related costs. Financing related costs include commitment fees paid to our financing sources and costs pertaining to our derivative contracts used to limit our exposure to possible increases in interest rates. Financing related costs decreased $500,000 to $1.6 million for the year period ended December 31, 2005 from $2.1 million for the year ended December 31, 2004. The decrease was due principally to lower costs associated with mark to market adjustments for derivative contracts in the period. Mark to market adjustments were a net gain of $3,000 for the year ended December 31, 2005 compared with net loss of $528,000 for the year ended December 31, 2004. Commitment fees were $1.6 million for the year ended December 31, 2005 compared with $1.5 for the year ended December 31, 2004.

Provision for credit losses. The provision for credit losses increased $900,000, or 9.4%, to $10.9 million for the year ended December 31, 2005 from $10.0 million for the year ended December 31, 2004. In general, we experienced positive trends in credit quality for the year ended December 31, 2005 with lower annualized net charge-offs and lower year-end delinquency levels than for the year ended December 31, 2004. Net charge-offs were $9.1 million for the year ended December 31, 2005 and $8.9 million for the year ended December 31, 2004. Net charge-offs as a percentage of average net investment in leases decreased to 1.74% in 2005 from 1.99% in 2004.

We generally expect net charge-offs to approximate 2.00% of average net investment in leases. The 2005 provision for credit losses included a $1.25 million estimate made during the third quarter for expected losses from the areas hardest hit by Hurricane Katrina. This additional reserve was initially estimated based on our total estimated exposure of $4.8 million in net investment in direct financing leases in the most affected areas at the time. Through December 31, 2005, we have yet to experience any significant charge-offs related to Hurricane Katrina. However, we have restructured approximately $1.0 million in net investment in leases in the Gulf States region by deferring payments on such leases generally until January 2006. We continue to monitor this portion of our portfolio as a specifically identified segment outside of our normal migration analysis.

Provision for income taxes. The provision for income taxes increased to $10.6 million for the year ended December 31, 2005 from $8.9 million for the year ended December 31, 2004. The increase in tax expense is primarily attributed to the increase in pretax income. Our effective tax rate, which is a combination of federal and state income tax rates, was 39.5% for the year ended December 31, 2005 compared to 39.8% for the year ended December 31, 2004. We anticipate our effective tax rate in future years to approximate our 2005 effective tax rate.

Comparison of the Years Ended December 31, 2004 and 2003

Net income. Net income increased $10.7 million to $13.5 million for the year ended December 31, 2004 from $2.8 million for the year ended December 31, 2003. Net income for 2003 was significantly impacted by recognition of $5.7 million of expense relating to mark to market accounting of the fair value of warrants outstanding. The warrants were exercised in conjunction with our IPO transaction in November 2003 and are no longer outstanding. Excluding the impact of the change in fair value of warrants, 2004 net income of $13.5 million was an increase of $5.0 million, or 58.8%, compared to pro forma net income of $8.5 million for the year 2003. The increased earnings in 2004 were primarily the result of growth and improved net interest and fee margins in our core leasing business. In 2004 we benefited from lower borrowing costs primarily due to a generally low interest rate environment and successful completion of our first "AAA" rated term securitization in July 2004. Previous term transactions were issued with lower credit ratings. Interest expense was also lower in 2004 as borrowings were reduced due to our higher levels of capital following our IPO in November 2003.

For the year ended December 31, 2004, we generated 31,818 new leases at a cost of $272.2 million compared to 30,258 new leases at a cost of $242.3 million for the year ended December 31, 2003. Overall, the net investment in direct financing leases grew 16.8%, to $489.7 million at December 31, 2004 from $419.2 million at December 31, 2003.

	Year Ended December 31,	
	2004	2003
	(Dollars in thousands)	
Interest income	$ 57,707	$ 47,624
Fee income	13,461	8,779
Interest and fee income	71,168	56,403
Interest expense	16,675	18,069
Net interest and fee income	$ 54,493	$ 38,334
Average net investment in direct financing leases[1]	$446,965	$363,853
Percent of average net investment in direct financing leases:		
Interest income	12.91%	13.09%
Fee income	3.01	2.41
Interest and fee income	15.92	15.50
Interest expense	3.73	4.97
Net interest and fee margin	12.19%	10.53%

[1] Excludes allowance for credit losses and initial direct costs and fees deferred.

Net interest and fee margin. Net interest and fee income increased $16.2 million, or 42.3%, to $54.5 million for the year ended December 31, 2004 from $38.3 million for the year ended December 31, 2003. The increase in the net interest and fee margin represents an increase of 166 basis points to 12.19% for the year ended December 31, 2004 from 10.53% for the same period in 2003.

Interest income, net of amortized initial direct costs and fees, increased $10.1 million, or 21.2%, to $57.7 million for the year ended December 31, 2004 from $47.6 million for the year ended December 31, 2003. The increase is primarily due to a 22.8% growth in average net investment in direct financing leases ("DFL") which increased $83.1 million to $447.0 million for the year ended December 31, 2004 from $363.9 million for the year ended December 31, 2003. Interest rates were generally low in 2004. Our interest income yield on our lease portfolio declined by 18 basis points to 12.91% as older higher yielding leases amortized and implicit yields on new leases originated fell in 2004. The weighted average implicit interest rate on new leases originated was 13.82% for the year ended December 31, 2004 compared to 14.01% for the year ended December 31, 2003.

Fee income increased $4.7 million, or 53.4%, to $13.5 million for the year ended December 31, 2004 from $8.8 million for the year ended December 31, 2003. All major components of fee income contributed to the increase in the 2004 period consistent with the continued growth and seasoning of our lease portfolio. Fee income as a percentage of average net investment in DFL, increased 60 basis points to 3.01% for the year ended December 31, 2004 from 2.41% for the year ended December 31, 2003. The increase is primarily due to higher net residual income including income from lease extensions as more leases where we retain a residual interest reach end of term. As a percentage of average net investment in DFL, net residual income was 1.05% for the year ended December 31, 2004 compared to 0.56% for the year ended December 31, 2003. Fees for delinquent lease payments (late charges), which were the largest component of fee income, was 1.69% as a percentage of average net investment in DFL for the year ended December 31, 2004 compared to 1.63% for the year ended December 31, 2003.

Interest expense decreased $1.4 million to $16.7 million for the year period ended December 31, 2004 from $18.1 million for the year ended December 31, 2003. Interest expense, as a percentage of the average net investment in DFL, decreased 124 basis points to 3.73% annualized for the year period ended December 31, 2004 from 4.97% annualized for the year ended December 31, 2003. Lower borrowing costs have resulted from a generally low interest rate environment in both 2004 and 2003 and from higher capitalization levels in 2004 primarily resulting from our IPO. For the year ended December 31, 2004 average warehouse funding was $69.4 million or 15.5% of average investment in DFL compared with $70.8 million and 19.5% of average investment in DFL for the year ended December 31, 2003. The weighted average coupon expense on warehouse funding was 2.13% for the year ended December 31, 2004 compared to 2.42% for the year ended December 31, 2003.

In addition to lower variable rate warehouse funding, older higher fixed rate term borrowings have been reduced through scheduled repayments and payoffs of over the past 24 months and, recent fixed rate term borrowings have been issued at lower interest rates. In November 2003 we repaid $10 million of subordinated debt with a coupon of 11.00%. In April 2004 we exercised our call option and paid off our 2000 term securitization when the remaining note balances outstanding were $9.4 million at a coupon of 7.96%. In August 2004 we exercised our call option and paid off our 2001 term securitization when the remaining note balances outstanding were $16.3 million at a coupon of approximately 6.00%. The existing term securitizations and subordinated debt that we repaid were all at higher coupons than the weighted average coupon of term debt issued in over this same period. In July 2004 we issued $304.6 million in term securitizations with an initial weighted average initial coupon of 3.29% and in June 2003 we issued $217.2 million in term securitizations at a weighted average coupon of 3.18%.

Insurance and other income. Insurance and other income increased $1.0 million to $4.4 million for the year ended December 31, 2004 from $3.4 million for the year ended December 31, 2003. The increase is primarily related to higher insurance income of $775,000 related to a 24.1% increase in the number of insured accounts.

Salaries and benefits expense. Salaries and benefits expense increased $4.1 million, or 39.8%, to $14.4 million for the year ended December 31, 2004 from $10.3 million for the year ended December 31, 2003. The increase in compensation expense is attributable to personnel growth and merit and bonus payment increases. Total personnel increased to 273 at December 31, 2004 from 237 at December 31, 2003. In 2004, sales compensation increased $2.2 million related to additional hiring of sales account executives. In addition, collection and operations salaries increased $508,000 related to additional personnel associated with growth in the lease portfolio. In 2004,

management and support department compensation increased $1.5 million related to additional personnel and $652,000 of the increase related to accrued incentive bonuses.

General and administrative expense. General and administrative expenses increased $2.4 million, or 31.2%, to $10.1 million for the year ended December 31, 2004 from $7.7 million for the year ended December 31, 2003. The increase in general and administrative expenses was due primarily to an increase in insurance costs of $571,000 relating to higher Directors and Officers Insurance costs and increased credit bureau charges of $244,000. Other increases included audit and professional fees of $279,000 for the incremental costs associated with being a public company and Sarbanes-Oxley compliance, investor relations expense of $151,000, franchise tax expense of $151,000 and occupancy expense of $223,000 due to the incremental costs of our new Chicago office which opened in January 2004 and expansion of our Denver and Atlanta offices. We also incurred $221,000 in non-recurring expense in 2004 associated with the relocation of our New Jersey office. Additionally, we spent more on recruiting and training, bank processing fees, data processing and postage as a result of increased lease originations and our overall growth.

Financing related costs. Financing related costs include commitment fees paid to our financing sources and costs pertaining to our derivative contracts used to limit our exposure to possible increases in interest rates. Financing related costs increased $451,000 to $2.1 million for the year period ended December 31, 2004 from $1.6 million for the year ended December 31, 2003. The increase was due principally to higher costs associated with mark to market adjustments for derivative contracts in the period. Mark to market adjustments of $528,000 were recorded on derivatives for the year ended December 31, 2004 compared with $199,000 for the year ended December 31, 2003. Commitment fees were $1.5 million for the year ended December 31, 2004 compared with $1.4 for the year ended December 31, 2003.

Change in fair value of warrants. Warrants issued in connection with subordinated debt increased in value $5.7 million during 2003. This non-cash expense increased primarily as a result of the increase in the estimated fair market value of our common stock used in valuing our warrants. As part of our reorganization undertaken in November 2003, all outstanding warrants were exercised on a net issuance basis for common stock. Accordingly, this expense has not continued beyond fiscal year 2003.

Provision for credit losses. The provision for credit losses increased $2.0 million, or 25.0%, to $10.0 million for the year ended December 31, 2004 from $8.0 million for the year ended December 31, 2003. The increase in our provision for credit losses was a result of growth of our lease portfolio and the corresponding proportional growth in net charge-offs. Net charge-offs were $8.9 million for the period ended December 31, 2004 and $6.9 million for the year ended December 31, 2003. Net charge-offs as a percentage of average net investment in leases increased to 1.99% in 2004 from 1.90% in 2003.

Provision for income taxes. The provision for income taxes increased to $8.9 million for the year ended December 31, 2004 from $5.6 million for the year ended December 31, 2003. The increase in tax expense is primarily attributed to the increase in pretax income. Our effective tax rate, which is a combination of federal and state income tax rates, was 39.8% for the year ended December 31, 2004 compared to 66.3% for the year ended December 31, 2003. The effective tax rate in 2003 was heavily impacted by the expense associated with the changes in fair value of warrants which is a non-deductible expense.

Earnings per common share

In conjunction with our November 2003 reorganization and IPO, warrants were exercised and convertible preferred stock converted, and our capital structure simplified into one class of common stock outstanding. The number of common shares issued as a result of these conversions was 5.86 million, or approximately 52% of total common shares outstanding following the IPO. Because of the significant impact on share count and the related impact on operations from warrant valuations and preferred dividends, we believe a pro forma analysis of diluted EPS for the year 2003 provides a more meaningful basis to evaluate performance of the Company over the past three fiscal years. The following analysis reconciles 2003 EPS calculations on a GAAP basis to pro forma EPS which assumes the exercise of the of warrants and the conversion of the convertible preferred stock as of the beginning of

the periods reported and adds back warrant expenses and preferred dividends (in thousands, except per share amounts):

	Years Ended December 31,		
	2005	2004	2003
Net income attributable to common stockholders	$16,248	$13,459	$ 841
Weighted average common shares outstanding (used for basic EPS)	11,552	11,330	3,002
Effect of dilutive securities:			
Stock options and restricted stock	435	400	339
Adjusted weighted average common shares and assumed conversions (used for diluted EPS)	11,986	11,730	3,341
Net earnings per common share (GAAP):			
Basic	$ 1.41	$ 1.19	$ 0.28
Diluted	$ 1.36	$ 1.15	$ 0.25
Pro forma 2003 earnings per share:			
Adjusted net earnings used for diluted EPS			$ 841
Change in fair value of warrants			5,723
Preferred Stock Dividends			2,006(1)
Adjusted net earnings			$8,570
Adjusted weighted average common shares and assumed conversions (used for diluted EPS)			3,341
Effect of warrants			605
Effect of Preferred Stock			4,454(1)
Pro forma weighted average shares used for diluted EPS			8,400
Pro forma diluted EPS			$ 1.02

(1) The effects of convertible preferred stock in 2003 were deemed anti-dilutive and, therefore, not considered in 2003 GAAP diluted EPS calculations.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The efficiency ratio (relating expenses with revenues) and the ratio of salaries and benefits and general and administrative expenses as a percentage of the average net investment in direct financing leases shown below are metrics used by management to monitor productivity and spending levels.

	Year Ended December 31,		
	2005	2004	2003
	(Dollars in thousands)		
Average net investment in direct financing leases	$523,948	$446,965	$363,853
Salaries and benefits expense	18,173	14,447	10,273
General and administrative expense	11,908	10,063	7,745
Efficiency ratio	43.36%	41.63%	43.15%
Percent of average net investment in leases:			
Salaries and benefits	3.47%	3.23%	2.82%
General and administrative	2.27%	2.25%	2.13%

Key growth indicators management evaluates regularly are sales account executive staffing levels and the activity of our origination sources, which are shown below.

	As of or For the Year Ended December 31,				
	2005	2004	2003	2002	2001
Number of sales account executives	103	100	84	67	50
Number of originating sources[(1)]	1,295	1,244	1,147	929	815

(1) Monthly average of origination sources generating lease volume.

Residual Performance

Our leases offer our end user customers the option to own the purchased equipment at lease expiration. Based on the minimum lease payments receivable as of December 31, 2005, approximately 69% of our leases were one dollar purchase option leases, 23% were fair market value leases and 8% were fixed purchase option leases, the latter of which typically are 10% of the original equipment cost. As of December 31, 2005, there were $44.3 million of residual assets retained on our balance sheet of which $30.3 million or 67.6% were related to copiers. As of December 31, 2004, there were $41.1 million of residual assets retained on our balance sheet of which $25.6 million or 60.4% were related to copiers. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2005 and 2004, respectively. Improvements in technology and other market changes, particularly in copiers, could adversely impact our ability to realize the recorded residual values of this equipment.

Our leases generally include automatic renewal provisions and many leases continue beyond their initial term. We consider renewal income a component of residual performance. For the years ended December 31, 2005, 2004, and 2003 renewal income, net of depreciation amounted to $6.1 million, $4.5 million, and $2.5 million and net gains (losses) on residual values disposed at end of term amounted to $(41,000), $158,000, and ($443,000) respectively. The increase in net residual income is generally consistent with past customer behavior in electing renewal options, the growth in our lease portfolio and an increased number of leases where we retain a residual interests reaching end of term.

Asset Quality

The chart below provides our asset quality statistics for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,		
	2005	2004	2003
	(Dollars in thousands)		
Allowance for credit losses, beginning of period	$ 6,062	$ 5,016	$ 3,965
Provision for credit losses	10,886	9,953	7,965
Charge-offs, net	(9,135)	(8,907)	(6,914)
Allowance for credit losses, end of period	$ 7,813	$ 6,062	$ 5,016
Net charge-offs to average net investment in direct financing leases[(1)]	1.74%	1.99%	1.90%
Allowance for credit losses to net investment in direct financing leases[(1)]	1.39%	1.26%	1.23%
Average net investment in direct financing leases[(1)]	$523,948	$446,965	$363,853
Net investment in direct financing leases, end of period[(1)]	$562,039	479,767	409,451
Delinquencies 60 days or more past due[(2)]	0.61%	0.78%	0.74%
Allowance for credit losses to delinquent accounts 60 days or more past due	192.3%	136.13%	138.22%
Non-accrual accounts	$ 2,017	$ 1,944	$ 1,504
Restructured accounts	$ 4,140	$ 2,896	$ 2,056

(1) Net investment in leases excludes allowance for credit losses and initial direct costs and fees deferred.

(2) Calculated as a percentage of minimum lease payments receivable.

We generally expect net charge-offs to approximate 2.00% of average net investment in leases. Net charge-offs in 2005 were 1.74% and below our 2.00% expectation we believe principally due to continued refinement of our credit underwriting and monitoring of our lease portfolio. Also, general economic conditions in the USA have remained favorable as reflected by the Federal Reserve's actions to increase interest rates.

In the third quarter of 2005 we booked additional reserves for expected credit losses of $1.25 million based on our assessment of information available at the time on our lease portfolio's exposure to those areas most impacted by Hurricane Katrina in late August 2005. Marlin estimates that it had approximately $4.8 million in net investment in leases outstanding in the areas most affected by Hurricane Katrina. During the fourth quarter 2005 we charged off approximately $51,000 and restructured approximately $1.0 million of these accounts by deferring lessee payments generally until January 2006. The longer term impact of this storm on the economy in the Gulf States Region and our customers remains uncertain. The additional Hurricane Katrina reserve was the primary cause of the increase in the allowance for credit losses as a percentage of net investment in leases to increase to 1.39% at December 31, 2005 from 1.26% at December 31, 2004.

Delinquent accounts 60 days or more past due as a percentage of minimum lease payments receivable declined to 0.61% at December 31, 2005 from 0.78% at December 31, 2004. Our usual experience and expectation is for slightly higher delinquency rates as of year-end as we believe our lessees tend to adjust their payment patterns around the year-end. We also expected higher delinquency rates in the fourth quarter of 2005 attributed to Hurricane Katrina and its impact on our lessees in the Gulf States region. We restructured many accounts in the Katrina affected areas by deferring payments until January 2006 and, therefore, these accounts did not contribute to delinquency rates as of year end. We continue to monitor this portion of our portfolio as a specifically identified segment outside of our normal migration analysis.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new lease originations. In addition, we need liquidity to pay interest and principal on our borrowings, to pay fees and expenses incurred in connection with our securitization transactions, to fund infrastructure and technology investment and to pay administrative and other operating expenses.

We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of third party financing to fund our operations:

- borrowings under a revolving bank facility;
- financing of leases in CP conduit warehouse facilities;
- financing of leases through term note securitizations; and
- equity and debt securities with third party investors.

New lease originations are generally funded in the short-term with cash from operations or through borrowings under our revolving bank facility or our CP conduit warehouse facilities. Our current plans assume the execution of a term note securitization approximately once a year to refinance and relieve the bank and CP conduit warehouse facilities. As of December 31, 2005 we had no borrowings outstanding under our bank and CP conduit warehouse facilities and, therefore, we had approximately $265.0 million of available borrowing capacity through these facilities in addition to available cash and cash equivalents of $34.5 million.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders. We used the net proceeds from the IPO as follows: (i) approximately $10.1 million was used to repay all of our outstanding 11% subordinated debt and all accrued interest thereon; (ii) approximately $6.0 million was used to pay accrued dividends on preferred stock which converted to common stock at the time of the IPO; (iii) approximately $1.6 million was used to pay issuance

costs incurred in connection with the IPO. The remaining $28.9 million was used to fund newly originated and existing leases in our portfolio and other general business purposes.

Net cash provided by financing activities was $81.6 million, $39.2 million and $94.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

We used cash in investing activities of $103.3 million, $89.5 million and $95.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Investing activities primarily relate to lease origination activity.

Additional liquidity is provided by our cash flow from operations. We generated cash flow from operations of $40.1 million, $36.9 million and $24.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

We expect cash from operations, additional borrowings on existing and future credit facilities and, the completion of additional on-balance sheet term note securitizations to be adequate to support our operations and projected growth.

Cash and Cash Equivalents. Our objective is to maintain a low cash balance, investing any free cash in leases. We generally fund our lease originations and growth using advances under our revolving bank facility and our CP conduit warehouse facilities. We had available cash and cash equivalents of $34.5 million at December 31, 2005 and $16.1 million at December 31, 2004.

Restricted Cash. We had $47.8 million of restricted cash as of December 31, 2005 compared to $37.3 million at December 31, 2004. Restricted cash consists primarily of the cash reserves and advance payment accounts related to our term note securitizations.

Borrowings. Our aggregate outstanding secured borrowings amounted to $516.8 million at December 31, 2005 and $434.7 million at December 31, 2004. At December 31, 2005, our external financing sources, maximum facility amounts, amounts outstanding and unused available commitments, subject to certain minimum equity restrictions and other covenants and conditions, are summarized below:

	For the 12 Months Ended December 31, 2005				As of December 31, 2005		
	Maximum Facility Amount	Maximum Month End Amount Outstanding	Average Amount Outstanding	Weighted Average Coupon	Amounts Outstanding	Weighted Average Coupon	Unused Capacity
	(Dollars in thousands)						
Revolving bank facility[1]	$ 40,000	$ 4,356	$ 1,357	6.18%	$ —	—%	$ 40,000
CP conduit warehouse facilities[1]	$225,000	167,734	56,863	4.08	—	—	225,000
Term note securitizations[2]	—	602,344	432,932	3.79	516,849	4.02	—
	$265,000		$491,152	3.83%	$516,849	4.02%	$265,000

(1) Subject to lease eligibility and borrowing base formula.

(2) Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts. As of December 31, 2005, we had completed seven on-balance-sheet term note securitizations and repaid four in their entirety.

Revolving bank facility. Our revolving bank facility totals $40.0 million from four financial institutions. It is secured by leases that meet specified eligibility criteria. Our revolving bank facility provides temporary funding pending the accumulation of sufficient pools of leases for financing through a CP conduit warehouse facility or an on-balance-sheet term note securitization. Funding under this facility is based on a borrowing base formula and factors in an assumed discount rate and advance rate against the pledged leases. Our weighted average outstanding borrowings under this facility were $1.4 million for the year ended December 31, 2005 compared to $5.7 million for the year ended December 31, 2004. We incurred interest expense under this facility of $84,000 for the year ended December 31, 2005 compared to $197,000 for the year ended December 31, 2004. This facility expires on August 31, 2007. As of December 31, 2005 and December 31, 2004, there were no borrowings outstanding under the revolving bank facility.

CP conduit warehouse facilities. We have two CP conduit warehouse facilities that allow us to borrow, repay and re-borrow based on a borrowing base formula. In these transactions, we transfer pools of leases and interests in the related equipment to special purpose, bankruptcy remote subsidiaries. These special purpose entities in turn pledge their interests in the leases and related equipment to an unaffiliated conduit entity, which generally issues commercial paper to investors. Borrowings under these facilities are based on borrowing base formulas and assumed discount rates and advance rates against the pledged collateral combined with specific portfolio concentration criteria. These facilities are also credit enhanced through third party financial guarantor's insurance policies. Interest expense on these facilities is generally charged based on floating commercial paper rates. These financing arrangements have minimum annual fee requirements based on anticipated usage of the facilities.

00-A Warehouse Facility — This facility totals $125 million and expires in October 2006. For the year ended December 31, 2005 and the year ended December 31, 2004, the weighted average interest rates were 3.74% and 1.71%, respectively. As of December 31, 2005 and December 31, 2004, there were no borrowings outstanding under this facility.

02-A Warehouse Facility — This facility totals $100 million and expires in April 2006. For the year ended December 31, 2005 and year ended December 31, 2004, the weighted average interest rate was 4.29% and 2.29%, respectively. There was $0 outstanding under this facility at December 31, 2005 and $12.0 million at December 31, 2004.

Term note securitizations. Since our founding through December 31, 2005, we have completed seven on-balance-sheet term note securitizations of which three remain outstanding. In connection with each securitization transaction, we have transferred leases to our wholly owned, special-purpose bankruptcy remote subsidiaries and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. Our term note securitizations differ from our CP conduit warehouse facilities primarily in that our term note securitizations have fixed terms, fixed interest rates and fixed principal amounts. By entering into term note securitizations, we reduce outstanding borrowings under our CP conduit warehouse facilities and revolving bank facility, which increases the amounts available to us under these facilities to fund additional lease originations.

As of December 31, 2005, $501.7 million of our net investment in direct financing leases was pledged to our term note securitizations. Each of our outstanding term note securitizations is summarized below:

	Notes Originally Issued	Outstanding Balance as of December 31, 2005	Scheduled Maturity Date	Original Coupon Rate
	(Dollars in thousands)			
2003 — 1				
Class A	$197,290	$ 50,473	May 2008	2.90%
Class B	14,262	3,842	February 2009	5.07
Class C	5,600	$ 1,955	May 2010	8.10
	$217,152	$ 56,270		3.18%(1)
2004 — 1				
Class A-1	$ 89,000	$ —	August 2005	2.04%(2)
Class A-2	60,000	18,547	January 2007	2.91(2)
Class A-3	24,000	24,000	June 2007	3.36
Class A-4	61,574	61,574	May 2011	3.88(2)
Class B	49,684	36,443	May 2011	4.35
Class C	20,362	14,935	May 2011	5.47
	$304,620	$155,499		3.29%(1)

	Notes Originally Issued	Outstanding Balance as of December 31, 2005	Scheduled Maturity Date	Original Coupon Rate
		(Dollars in thousands)		
2005 — 1				
Class A-1	$ 92,000	$ 56,520	August 2005	4.05%
Class A-2	73,500	73,500	January 2007	4.49
Class A-3	50,000	50,000	June 2007	4.63
Class A-4	46,749	46,749	May 2011	4.75
Class B	55,546	55,546	May 2011	5.09
Class C	22,765	22,765	May 2011	5.67
	$340,560	$305,080		4.60%(1)(3)
Total Term Note Securitizations		$516,849		

(1) Represents the original weighted average initial coupon rate for all tranches of the securitization. In addition to this coupon interest, term securitizations also have other transaction costs which are amortized over the life of the borrowings as additional interest expense.

(2) Original coupon rate represents fixed rate coupon payable on interest rate swap agreement. Certain classes of the 2004 term note securitization were issued at variable rates to investors with the Company simultaneously entering interest rate swap agreements to convert the borrowings to a fixed interest cost. For the weighted average term of the 2004-1 term note securitization, the weighted average coupon rate will approximate 3.81%.

(3) The weighted average coupon rate of the 2005-1 term note securitization will approximate 4.81% over the term of the borrowing.

Financial Covenants

All of our secured borrowing arrangements have financial covenants we must comply with in order to obtain funding through the facilities and to avoid an event of default. The revolving bank facility and CP conduit warehouse facilities also contain cross default provisions such that an event of default on any facility would be considered an event of default under the others, in essence simultaneously restricting our ability to access either of these critical sources of funding. A default by any of our term note securitizations is also considered an event of default under the revolving bank facility and CP conduit warehouse facilities. Some of the critical financial covenants under our borrowing arrangements as of December 31, 2005 include:

- Tangible net worth of not less than $70.0 million;
- Debt to equity ratio of not more than 10-to-1;
- Fixed charge coverage ratio of not less than 1.15-to-1; and
- Interest coverage ratio of not less than 3.25-to-1.

As of December 31, 2005 we believe we were in compliance with all covenants in our borrowing relationships.

Contractual Obligations

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The

contractual obligations under our agreements, credit facilities, term securitizations, operating leases and commitments under non-cancelable contracts as of December 31, 2005 were as follows:

	Contractual Obligations as of December 31, 2005					
	Borrowings	Interest	Operating Leases	Leased Facilities	Capital Leases	Total
			(Dollars in thousands)			
2006	$222,760	$18,073	$59	$ 1,635	$100	$242,627
2007	155,176	9,913	14	1,600	74	166,777
2008	88,064	4,396	3	1,417	35	93,915
2009	39,611	1,454	—	1,280	—	42,345
2010	11,130	201	—	1,281	—	12,612
Thereafter	108	2	—	2,898	—	3,008
Total	$516,849	$34,039	$76	$10,111	$209	$561,284

Market Interest Rate Risk and Sensitivity

Market risk is the risk of losses arising from changes in values of financial instruments. We engage in transactions in the normal course of business that expose us to market risks. We attempt to mitigate such risks through prudent management practices and strategies such as attempting to match the expected cash flows of our assets and liabilities.

We are exposed to market risks associated with changes in interest rates and our earnings may fluctuate with changes in interest rates. The lease assets we originate are almost entirely fixed rate. Accordingly, we generally seek to finance these assets with fixed interest cost term note securitization borrowings that we issue periodically. Between term note securitization issues, we finance our new lease originations through a combination of variable rate warehouse facilities and working capital. Our mix of fixed and variable rate borrowings and our exposure to interest rate risk changes over time. During 2005, the mix of variable rate borrowings has ranged from zero to 36% of total borrowings and averaged 13%. Our highest exposure to variable rate borrowings generally occurs just prior to the issuance of a term note securitization.

We use derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the balance sheet at their fair value as either assets or liabilities. Accounting for the changes in fair value of derivatives depends on whether the derivative has been designated and qualifies for hedge accounting treatment pursuant to SFAS 133, as amended, *Accounting for Derivative Instruments and Hedging Activities.*

We use interest rate swaps to reduce our exposure to changing market interest rates prior to issuing a term note securitization. In this scenario we enter into forward starting swap agreements to coincide with the forecasted pricing date of our next term note securitization. The value of this derivative contract moves directly with interest rates and our intention is to close these derivative contracts simultaneous with the pricing of our next term securitization and amortize the resulting gain or loss to interest expense over the term of our forecasted securitization. We may choose to hedge all or a portion of a forecasted transaction. In June and September 2005, the Company entered forward starting interest rate swap agreements with total underlying notional amounts of $225.0 million to commence in September 2006 related to its forecasted 2006 term note securitization transaction. These interest rate swap agreements are recorded in other assets on the consolidated balance sheet at their fair values of $2.3 million. These interest rate swap agreements were designated as cash flow hedges with unrealized gains recorded in the equity section of the balance sheet of approximately $1.4 million, net of tax, as of December 31, 2005. The Company expects to terminate these agreements simultaneously with the pricing of its 2006 term securitization with any of the unrecognized gains or losses amortized to interest expense over the term of the related borrowing.

In October and December 2004, the Company had entered into similar forward starting interest rate swap agreements with total underlying notional amounts of $250.0 million to commence in August 2005 related to our 2005 term note securitization transaction. The Company terminated these agreements simultaneously with the

pricing of its 2005 term securitization issued on August 11, 2005 and is amortizing the realized gains of $3.2 million to interest expense over the term of the related borrowing. These interest rate swap agreements were designated as cash flow hedges with the gains realized deferred and recorded in the equity section of the balance sheet at approximately $1.5 million, net of tax, as of December 31, 2005. During the year ended December 31, 2005, the Company amortized $687,000 of deferred gains to lower interest expense of the related 2005 term securitization borrowing. The Company expects to reclassify approximately $803,000, net of tax, into earnings over the next twelve months.

We issued a term note securitization on July 22, 2004 where certain classes of notes were issued at variable rates to investors. We simultaneously entered into interest rate swap contracts to convert these borrowings to a fixed interest cost to the Company for the term of the borrowing. As of December 31, 2005, we had interest rate swap agreements related to these transactions with underlying notional amounts of $80.1 million. These interest rate swap agreements are recorded in other assets on the consolidated balance sheet at their fair values of $1.1 million and $71,000 as of December 31, 2005 and December 31, 2004, respectively. These interest rate swap agreements were designated as cash flow hedges with unrealized gains recorded in the equity section of the balance sheet of approximately $652,000 and $43,000, net of tax, as of December 31, 2005 and December 31, 2004, respectively. The ineffectiveness related to these interest rate swap agreements designated as cash flow hedges was not material for the year ended December 31, 2005.

During the year ended December 31, 2005, the Company recognized a net gain of $70,000 in other financing related costs related to the fair values of the interest rate swaps that did not qualify for hedge accounting. During the year ended December 31, 2004, the Company recognized a net loss of $89,000 in other financing related costs related to similar interest rate swaps that were terminated or did not qualify for hedge accounting. As of December 31, 2005, the Company had interest rate swap agreements related to non-hedge accounting transactions with underlying notional amounts of $512,000. These interest rate swap agreements are recorded in other assets on the consolidated balance sheet at a fair value of $76,000. These derivative contracts also related to the 2004 term securitization and are intended to offset certain prepayment risks in the lease portfolio pledged in the 2004 term securitization.

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in our warehouse borrowing arrangements. Accordingly, these cap agreements are recorded at fair value in other assets at $103,000 and $73,000 as of December 31, 2005 and December 31, 2004, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying statements of operations. The notional amount of interest rate caps owned as of December 31, 2005 and December 31, 2004 was $155.1 million and $133.9 million, respectively. The Company also sells interest rate caps to generate premium revenues to partially offset the premium cost of purchasing its required interest rate caps. As of December 31, 2005, the notional amount of interest-rate cap sold agreements totaled $64.6 million. The fair value of interest-rate caps sold is recorded in other liabilities at $81,000 as of December 31, 2005. There were no similar outstanding sold rate cap agreements at December 31, 2004.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents the expected principal cash flows and the related weighted average interest rates as of December 31, 2005 expected as of and for each year ended through December 31, 2010 and for periods thereafter.

	Expected Maturity Date by Calendar Year					
	2006	2007	2008	2009	2010 & There After	Total Carrying Amount
			(Dollars in thousands)			
Debt:						
Fixed rate debt	$222,760	$155,176	$88,064	$39,611	$11,238	$516,849
Average fixed rate	4.04%	4.15%	4.26%	4.71%	4.94%	4.18%
Variable rate debt	$ —	$ —	$ —	$ —	$ —	$ —
Average variable rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Interest rate caps purchased:						
Beginning notional balance	$155,073	$102,794	$51,911	$10,269	$ 1,515	$155,073
Ending notional balance	102,794	51,911	10,269	1,515	—	$ —
Average receive rate	6.16%	6.11%	6.06%	6.01%	6.00%	6.13%
Interest rate caps sold:						
Beginning notional balance	$ 64,619	$ 54,726	$39,750	$ 8,777	$ 1,512	$ 64,619
Ending notional balance	54,726	39,750	8,777	1,512	—	$ —
Average pay rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Interest rate swaps:						
Beginning notional balance	$ 79,608	$ 49,790	$ 3,248	$ —	$ —	$166,188
Ending notional balance	49,790	3,248	—	—	—	$ —
Average pay rate	3.85%	3.88%	—	—	—	3.86%
Forward starting interest rate swaps:						
Beginning notional balance	$225,000	$ —	$ —	$ —	$ —	$225,000
Ending notional balance	—	—	—	—	—	$ —
Average pay rate	4.13%	—	—	—	—	4.13%

Our earnings are sensitive to fluctuations in interest rates. The revolving bank facility and CP conduit warehouse facilities are charged a floating rate of interest based on LIBOR, prime rate or commercial paper interest rates. Because our assets are fixed rate, increases in these market interest rates would negatively impact earnings and decreases in the rates would positively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing under our new leases or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of a hypothetical 100 basis point, or 1.0%, increase in the market rates for which our borrowings are indexed for the twelve month period ended December 31, 2005 would have been to reduce net interest and fee income by approximately $582,000 based on our average variable rate warehouse borrowings of approximately $58.2 million for the year then ended, excluding the effects of derivatives, taxes and possible increases in the yields from our lease portfolio due to the origination of new leases at higher interest rates.

We manage and monitor our exposure to interest rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. Past experience drives many of the assumptions used in our simulation models and actual results could vary substantially.

Selected Quarterly Data (Unaudited)

	Fiscal Year Quarters			
	First	Second	Third	Fourth
	(Dollars in thousands, except per share amounts)			
Year ended December 31, 2005				
Interest income	$ 15,714	$ 16,389	$ 17,490	$ 17,979
Fee income	4,448	4,586	4,225	4,699
Revenue	21,333	22,192	22,877	23,809
Income tax expense	2,580	2,874	2,299	2,854
Net income	3,949	4,484	3,444	4,370
Basic earnings per share	0.34	0.39	0.30	0.38
Diluted earnings per share	0.33	0.38	0.29	0.36
Net investment in direct financing leases	510,700	537,497	557,870	572,581
Total assets	580,554	601,591	732,933	670,989
Deferred tax liability	21,804	23,352	26,674	25,362
Total liabilities	483,603	500,288	625,462	558,380
Retained earnings	19,512	23,997	27,440	31,811
Total stockholders' equity	96,951	101,303	107,471	112,609
Year ended December 31, 2004				
Interest income	$ 13,403	$ 14,120	$ 14,901	$ 15,283
Fee income	2,810	3,206	3,466	3,979
Revenue	17,298	18,332	19,519	20,402
Income tax expense	1,987	2,230	2,213	2,468
Net income	3,045	3,411	3,395	3,608
Basic earnings per share	0.27	0.30	0.30	0.32
Diluted earnings per share	0.26	0.29	0.29	0.31
Net investment in direct financing leases	437,688	458,990	477,038	489,678
Total assets	493,787	514,034	590,950	554,693
Deferred tax liability	11,714	13,427	15,112	18,110
Total liabilities	416,479	432,055	505,546	464,343
Retained earnings	5,150	8,561	11,956	15,563
Total stockholders' equity	77,307	81,978	85,404	90,350

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement No. 123R *Share-Based Payments*, an amendment of FASB Statements 123 and 95, requiring companies to recognize expense on the grant-date for the fair value of stock options and other equity-based compensation issued to employees and non-employees. The Statement is effective for most public companies' interim or annual periods beginning after June 15, 2005 (not later than January 1, 2006 for calendar-year-end companies). All public companies must use either the modified prospective or the modified retrospective transition method. The Company plans to use the modified prospective method whereby awards that are granted, modified, or settled after the date of adoption will be measured and accounted for in accordance with Statement 123R. Unvested equity classified awards that were granted prior to the effective date will be accounted for in accordance with Statement 123R and expensed as the awards vest based on their grant date fair value. Accordingly, the Company will adopt this rule in the first quarter of 2006 and anticipates recognizing approximately $731,000 of pre-tax expense for the vesting of previously issued stock options in 2006.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the accounting for and reporting of a

voluntary change in accounting principle and replaces APB Opinion No. 20 and SFAS No. 3. Under Opinion No. 20, most changes in accounting principle were reported in the income statement of the period of change as a cumulative adjustment. However, under SFAS No. 154, a voluntary change in accounting principle must be shown retrospectively in the financial statements, if practicable, for all periods presented. In cases where retrospective application is impracticable, an adjustment to the assets and liabilities and a corresponding adjustment to retained earnings can be made as of the beginning of the earliest period for which retrospective application is practicable rather than being reported in the income statement. The adoption of SFAS No. 154 did not have a material effect on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" an amendment of SFAS No. 133 and No. 140. This Statement, which becomes effective for fiscal years beginning after September 15, 2006, addresses certain beneficial interests in securitized financial assets. Because of the recent issuance of this Statement and, given that adoption of SFAS 155 is not required until fiscal year 2007, the Company has not completed its initial assessment of the impact, if any, this Statement may have on its consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The information appearing in the section captioned "Management's Discussion and Analysis of Operations and Financial Condition — Market Interest Rate Risk and Sensitivity" under Item 7 of this Form 10-K/A is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control — Integrated Framework.*

Management has concluded that, as of December 31, 2005, the Company's internal control over financial reporting was effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control — Integrated Framework.*

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting included herein.

March 2, 2006

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Marlin Business Services Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 2, 2006 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Philadelphia, PA
March 2, 2006

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Marlin Business Services Corporation and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 consolidated financial statements present fairly, in all material respects, the financial position of the Company at as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 2, 2006

KPMG

KPMG LLP
1601 Market Street
Philadephia, PA 19103-2499

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Marlin Business Services Corp. and subsidiaries (the Company) as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marlin Business Services Corp. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Marlin Business Services Corp. internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005, not included herein, KPMG LLP expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effectiveness of, internal controls over financial reporting.

KPMG LLP

Philadelphia, PA
March 11, 2005

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2005	2004
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 34,472	$ 16,092
Restricted cash	47,786	37,331
Net investment in direct financing leases	572,581	489,678
Property and equipment, net	3,776	3,555
Fair value of cash flow hedges	3,383	618
Other assets	8,991	7,419
Total assets	$670,989	$554,693
LIABILITIES AND STOCKHOLDERS' EQUITY		
Revolving and term secured borrowings	$516,849	$434,670
Other liabilities:		
Sales and property taxes payable	7,702	4,856
Accounts payable and accrued expenses	8,467	6,707
Deferred income tax liability	25,362	18,110
Total liabilities	558,380	464,343
Commitments and contingencies (note 8)		
Stockholders' equity:		
Common Stock, $0.01 par value; 75,000 shares authorized; 11,755 and 11,528 shares issued and outstanding, respectively	117	115
Preferred Stock, $0.01 par value; 5,000 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	78,781	75,732
Stock subscription receivable	(25)	(54)
Deferred compensation	(1,595)	(1,380)
Other comprehensive income	3,520	374
Retained earnings	31,811	15,563
Total stockholders' equity	112,609	90,350
Total liabilities and stockholders' equity	$670,989	$554,693

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except share amounts)		
Interest income	$ 67,572	$ 57,707	$ 47,624
Fee income	17,957	13,461	8,779
Interest and fee income	85,529	71,168	56,403
Interest expense	20,835	16,675	18,069
Net interest and fee income	64,694	54,493	38,334
Provision for credit losses	10,886	9,953	7,965
Net interest and fee income after provision for credit losses	53,808	44,540	30,369
Insurance and other income	4,682	4,383	3,423
	58,490	48,923	33,792
Salaries and benefits	18,173	14,447	10,273
General and administrative	11,908	10,063	7,745
Financing related costs	1,554	2,055	1,604
Change in fair value of warrants	—	—	5,723
Income before income taxes	26,855	22,358	8,447
Income taxes	10,607	8,899	5,600
Net income	16,248	13,459	2,847
Preferred stock dividends	—	—	2,006
Net income attributable to common stockholders	$ 16,248	$ 13,459	$ 841
Basic earnings per share:	$ 1.41	$ 1.19	$ 0.28
Diluted earnings per share:	$ 1.36	$ 1.15	$ 0.25
Weighted average shares used in computing basic earnings per share	11,551,589	11,330,132	3,001,754
Weighted average shares used in computing diluted earnings per share	11,986,088	11,729,703	3,340,968

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Stock Amount	Additional Paid-In Capital	Stock Subscription Receivable	Deferred Compensation	Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders Equity
				(In thousands, except share amounts)				
Balance, December 31, 2002	1,623,440	16	1,842	(147)	—	—	1,263	2,974
Issuance of Common Stock, net of issuance costs of $1,599	3,673,317	36	45,307	(189)	—	—	—	45,154
Exercise of stock options	60,655	1	219	—	—	—	—	220
Tax benefit on stock options exercised	—	—	249	—	—	—	—	249
Payment of receivables	—	—	—	123	—	—	—	123
Preferred stock conversion	5,156,152	52	17,099	—	—	—	—	17,151
Warrants conversion	700,046	7	7,138	—	—	—	—	7,145
Deferred compensation related to stock options	—	—	64	—	(64)	—	—	—
Amortization of deferred compensation	—	—	—	—	14	—		14
Preferred Stock dividends	—	—	—	—	—	—	(2,006)	(2,006)
Net income	—	—	—	—	—	—	2,847	2,847
Balance, December 31, 2003	11,213,610	$112	$71,918	$(213)	$ (50)	—	$ 2,104	$ 73,871
Issuance of Common Stock	39,116	1	522	—	—	—	—	523
Exercise of stock options	147,599	1	437	—	—	—	—	438
Tax benefit on stock options exercised	—	—	834	—	—	—	—	834
Payment of receivables	—	—	—	159	—	—	—	159
Restricted stock grant	127,372	1	2,021	—	(2,022)	—	—	—
Amortization of deferred compensation	—	—	—	—	692	—	—	692
Unrealized gains on cash Flow hedges	—	—	—	—	—	374	—	374
Net income	—	—	—	—	—	—	13,459	13,459
Balance, December 31, 2004	11,527,697	$115	$75,732	$ (54)	$(1,380)	$ 374	$15,563	$ 90,350
Issuance of Common Stock	19,792	—	356	—	—	—	—	356
Exercise of stock options	147,591	1	594	—	—	—	—	595
Tax benefit on stock options exercised	—	—	972	—	—	—	—	972
Payment of receivables	—	—	—	29	—	—	—	29
Restricted stock grant	60,145	1	1,127	—	(1,295)	—	—	(167)
Amortization of deferred compensation	—	—	—	—	1,080	—	—	1,080
Unrealized gains on cash Flow hedges	—	—	—	—	—	3,146	—	3,146
Net income	—	—	—	—	—	—	16,248	16,248
Balance, December 31, 2005	11,755,225	$117	$78,781	$ (25)	$(1,595)	$3,520	$31,811	$112,609

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 16,248	$ 13,459	$ 2,847
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,048	3,634	3,076
Provision for credit losses	10,886	9,953	7,965
Amortization of deferred gain on cash flow hedge	(686)	—	—
Loss on fixed assets disposed	—	154	—
Deferred taxes	5,143	8,899	5,600
Change in fair value of warrants	—	—	5,723
Amortization of deferred initial direct costs and fees	11,916	11,869	10,253
Deferred initial direct costs and fees	(14,270)	(13,117)	(12,550)
Effect of changes in other operating items:			
Other assets	2,524	212	(1,031)
Accounts payable and accrued expenses	4,274	1,826	2,746
Net cash provided by operating activities	40,083	36,889	24,629
Cash flows from investing activities:			
Gross equipment purchased for direct financing lease contracts	(318,413)	(272,275)	(242,278)
Principal collections on lease finance receivables	227,575	190,534	148,997
Security deposits collected, net of returns	(598)	2,518	3,909
Acquisitions of property and equipment	(1,457)	(2,518)	(1,076)
Change in restricted cash	(10,455)	(7,727)	(5,233)
Net cash used in investing activities	(103,348)	(89,468)	(95,681)
Cash flows from financing activities:			
Issuances of Common stock	385	682	46,876
Stock issuance costs	—	—	(1,599)
Exercise of stock options	595	438	220
Payment of accrued preferred dividends	—	—	(6,025)
Subordinated debt repayment	—	—	(10,000)
Debt issuance costs	(1,514)	(2,556)	(1,495)
Term securitization advances	340,560	304,620	217,152
Term securitization repayments	(246,348)	(203,866)	(151,714)
Secured bank facility advances	50,581	20,420	108,961
Secured bank facility repayments	(50,581)	(24,929)	(125,284)
Warehouse advances	169,005	115,482	167,169
Warehouse repayments	(181,038)	(171,055)	(150,128)
Net cash provided by financing activities	81,645	39,236	94,133
Net increase (decrease) in cash and cash equivalents	18,380	(13,343)	23,081
Cash and cash equivalents, beginning of period	16,092	29,435	6,354
Cash and cash equivalents, end of period	$ 34,472	$ 16,092	$ 29,435
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 19,101	$ 14,507	$ 15,624
Cash paid for income taxes	5,938	—	—
Conversion of Preferred stock to Common stock	—	—	17,151
Conversion of Warrants to Common stock	—	—	7,145

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share data)

1. The Company

Marlin Business Services Corp. ("Company") was incorporated in the Commonwealth of Pennsylvania on August 5, 2003. Through its principal operating subsidiary, Marlin Leasing Corporation, the Company provides equipment leasing solutions primarily to small businesses nationwide in a segment of the equipment leasing market commonly referred to in the leasing industry as the small-ticket segment. The Company finances over 60 categories of commercial equipment important to its end user customers including copiers, telephone systems, computers and certain commercial and industrial equipment.

References to the "Company", "we", "us", and "our" herein refer to Marlin Business Services Corp. and its wholly-owned subsidiaries after giving effect to the reorganization described below, unless the context otherwise requires.

Initial Public Offering

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders. We used the net proceeds from the IPO as follows: (i) approximately $10.1 million was used to repay all of our outstanding 11% subordinated debt and all accrued interest thereon; (ii) approximately $6.0 million was used to pay accrued dividends on preferred stock which converted to common stock at the time of the IPO; (iii) approximately $1.6 million was used to pay issuance costs incurred in connection with the IPO. The remaining $28.9 million was used to fund newly originated and existing leases in our portfolio and for general business purposes.

Reorganization

Since our founding, we have conducted all of our operations through Marlin Leasing Corporation, which was incorporated in the state of Delaware on June 16, 1997. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly owned subsidiary of Marlin Business Services Corp., a Pennsylvania corporation. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In anticipation of the public offering, on October 12, 2003, Marlin Leasing Corporation's Board of Directors approved a stock split of its Class A Common Stock at a ratio of 1.4 shares for every one share of Class A Common Stock in order to increase the number of shares of Class A Common Stock authorized and issued. All per share amounts and outstanding shares, including all common stock equivalents, such as stock options, warrants and convertible preferred stock, have been retroactively restated in the accompanying consolidated financial statements and notes to consolidated financial statements for all periods presented to reflect the stock split.

The following steps to reorganize our operations into a holding company structure were taken prior to the completion of our initial public offering of common stock in November 2003:

- all classes of Marlin Leasing Corporation's redeemable convertible preferred stock converted into Class A common stock of Marlin Leasing Corporation;
- all warrants to purchase Class A common stock of Marlin Leasing Corporation were exercised on a net issuance, or cashless, basis for Class A common stock, and a selling shareholder exercised options to purchase 60,655 shares of Class A common stock. The exercise of warrants resulted in the issuance of 700,046 common shares on a net issuance basis, based on the initial public offering price of $14.00 per share;

- all warrants to purchase Class B common stock of Marlin Leasing Corporation were exercised on a net issuance basis for Class B common stock, and all Class B common stock was converted by its terms into Class A common stock;
- a direct, wholly owned subsidiary of Marlin Business Services Corp. merged with and into Marlin Leasing Corporation, and each share of Marlin Leasing Corporation's Class A common stock was exchanged for one share of Marlin Business Services Corp. common stock under the terms of an agreement and plan of merger dated August 27, 2003; and
- the Marlin Leasing Corporation 1997 Equity Compensation Plan was assumed by, and merged into, the Marlin Business Services Corp. 2003 Equity Compensation Plan. All outstanding options to purchase Marlin Leasing Corporation's Class A common stock under the 1997 Plan were converted into options to purchase shares of common stock of Marlin Business Services Corp.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, valuations of warrants and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of the cash reserve, advance payment accounts and cash held by the trustee related to the Company's term securitizations. The restricted cash balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Direct Financing Leases

The Company uses the direct finance method of accounting to record income from direct financing leases. At the inception of a lease, the Company records the minimum future lease payments receivable, the estimated residual value of the leased equipment and the unearned lease income. Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term on the interest method.

(Dollars in thousands, except share data)

Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data or management's experience. Management performs periodic reviews of the estimated residual values recorded and any impairment, if other than temporary, is recognized in the current period.

Yields implicit in the Company's direct financing leases are fixed at the inception of the lease and generally range from 8% to 20%. Residual values of the equipment under lease generally range from $1 to 15% of the cost of equipment and are based on the type of equipment leased and the lease term.

Allowance for Credit Losses

An allowance for credit losses is maintained at a level that represents management's best estimate of probable losses based upon an evaluation of known and inherent risks in the Company's lease portfolio as of the balance sheet date. Management's evaluation is based upon regular review of the lease portfolio including a migration analysis of delinquent and current accounts that estimates the likelihood that accounts will progress through the various delinquency stages and ultimately be charged off. In addition to the migration analysis, management also considers such factors as the level of recourse provided, if any, delinquencies, historical loss experience, current economic conditions, and other relevant factors. Actual losses may vary from current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are recorded in earnings in the period in which they become known. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases are recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the consolidated balance sheets are transaction costs associated with warehouse facilities and term securitization transactions that are being amortized over the estimated lives of the related warehouse facilities and the term securitization transactions using a method which approximates the interest method. In addition, other assets includes prepaid expenses, accrued fee income and progress payments on equipment purchased to lease.

Other assets are comprised of the following:

	December 31,	
	2005	2004
Deferred transaction costs	$2,050	$2,573
Accrued fees receivable	2,012	1,813
Prepaid expenses	1,208	975
Derivative collateral	784	352
Property tax receivables	191	625
Other	2,746	1,081
	$8,991	$7,419

(Dollars in thousands, except share data)

Securitization

From inception through December 31, 2005, the Company has completed seven term note securitizations of which four have been repaid. In connection with each transaction, the Company has established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125*, the Company's securitizations do not qualify for sales accounting treatment due to certain call provisions that the Company maintains as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying consolidated balance sheets. The Company's leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents the Company's maximum loss exposure.

Derivatives

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in its borrowing arrangements. SFAS 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*, requires every derivative instrument, including certain derivative instruments embedded in other contracts, to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company records the fair value of derivative contracts based on market value indications supplied by financial institutions who are also counterparty to the derivative contracts.

Income recognition

Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease is 90 days or more delinquent, the lease is classified as being on non-accrual and we do not recognize interest income on that lease until the lease is less than 90 days delinquent.

Fee Income

Fee income consists of fees for delinquent lease payments and cash collected on early termination of leases. Fee income also includes net residual income, which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed at the end of term. Residual balances at lease termination which remain uncollected more than 120 days are charged against income.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Net residual income includes charges for the reduction in estimated residual values on equipment for leases in renewal and is recognized during the renewal period. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Fee income from delinquent lease payments amounted to $10,124, $7,566 and $5,942 during the years ended December 31, 2005, 2004 and 2003, respectively. For the years ended December 31, 2005, 2004, and 2003 renewal income, net of depreciation amounted to $6,050, $4,519 and $2,474, and net gains (losses) on residual values amounted to $(41), $158 and ($443), respectively.

Insurance and Other Income

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income. Other income includes fees received from lease syndications and gains on sales of leases which are recognized when received.

Initial direct costs and fees

The Company defers initial direct costs incurred and fees received to originate our leases in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* The initial direct costs and fees deferred are part of the net investment in direct financing leases and are amortized to interest income using the effective interest method. We defer third party commission costs as well as certain internal costs directly related to the origination activity. The costs include evaluating the prospective lessee's financial condition, evaluating and recording guarantees and other security arrangements, negotiating lease terms, preparing and processing lease documents and closing the transaction. The fees we defer are documentation fees collected at lease inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease portfolio.

Financing Related Costs

Financing related costs consist of bank commitment fees and the change in fair value of derivative agreements.

Stock-Based Compensation

The Company issues both restricted shares and stock options to certain employees as part of its overall compensation strategy. The Company follows the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company records deferred compensation for option grants to employees for the amount, if any, by which the fair value per share exceeds the exercise price per share at the measurement date, which is generally the grant date. This deferred compensation is recognized over the vesting period.

Under SFAS No. 123, *Accounting for Stock-Based Compensation*, compensation expense related to stock options granted to employees and directors is computed using option pricing models to determine the fair value of the stock options at the date of grant. The Company has primarily used the Black-Scholes option pricing model to determine fair value of options issued. Pursuant to the disclosure requirements of SFAS No. 123, had compensation

(Dollars in thousands, except share data)

expense for stock option grants been determined based upon the fair value at the date of grant, the Company's net income would have decreased as follows:

	Year Ended December 31,		
	2005	2004	2003
Net income, as reported	$ 16,248	$ 13,459	$ 2,847
Add: stock-based employee compensation expense included in net income, net of tax	549	428	8
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(897)	(686)	(41)
Pro forma net income	$ 15,900	$ 13,201	$ 2,814
Earnings per share:			
Basic — As reported	$ 1.41	$ 1.19	$ 0.28
Pro forma	1.38	1.17	0.27
Diluted — As reported	$ 1.36	$ 1.15	$ 0.25
Pro forma	1.33	1.13	0.24
Weighted average shares used in computing basic earnings per share	11,551,589	11,330,132	3,001,754
Weighted average shares used in computing diluted earnings per share	11,986,088	11,729,703	3,340,968

For purposes of determining the above disclosure required by SFAS No. 123, the Company determined the fair value of the options on their grant dates. Key assumptions used in the pricing models were as follows:

	December 31,		
Weighted Averages:	2005	2004	2003
Risk-free interest rate	3.748%	3.994%	3.929%
Expected life of option grants	5.1 years	8.0 years	7.2 years
Expected dividends	$ —	$ —	$ —
Volatility	35%	35%	35%(1)

(1) Prior to the Company going public in November 2003, the Company valued options using the minimum value method which does not require a volatility assumption.

In 2005, the Company issued 119,765 stock options each with an exercise price equal to or greater than the estimated fair market value of the stock at the grant date. The weighted average fair value of stock options issued with an exercise price equal to the market price of the stock at the grant date for the twelve months ended December 31, 2005, was $6.67 per share.

In 2004, the Company issued 207,000 stock options each with an exercise price equal to or greater than the estimated fair market value of the stock at the grant date. The weighted average fair value of stock options issued with an exercise price equal to the market price of the stock at the grant date for the twelve months ended December 31, 2004, was $8.54 per share.

In 2003, the Company issued 153,855 stock options with an exercise price equal to or greater than the estimated fair market value of the stock at the grant date. The weighted average fair value of stock options issued with an exercise price equal to the market price of the stock at the grant date for the twelve months ended December 31, 2003, was $7.31 per share. In 2003, the Company issued 74,900 stock options with an exercise price

(Dollars in thousands, except share data)

less than the estimated fair market value of the stock at the grant date. The weighted average fair value of stock options issued with an exercise price less than the market price of the stock at the grant date for the twelve months ended December 31, 2003, was $1.52 per share.

In 2005, the Company issued a total of 84,203 shares of restricted stock of which 72,944 shares were unvested and 4,434 were forfeited at December 31, 2005. The restricted shares cliff vest in 7 or 10 years and are subject to accelerated vesting criteria if performance measures are obtained. The Company recorded deferred compensation of approximately $1,517 based on the fair market value of the Company's stock price at the time of issuance. As vesting occurs, or is deemed likely to occur, compensation expense is recognized and deferred compensation reduced on the balance sheet. The Company recognized $415 of compensation expense related to this 2005 restricted stock for the year ended December 31, 2005. Restricted stock was issued at a price equal to the market price of the Company's stock at the grant date and was a weighted average of $18.01 for the twelve months ended December 31, 2005.

In 2004, the Company issued a total of 127,372 shares of restricted stock. The restricted shares cliff vest in 10 years and are subject to accelerated vesting criteria if performance measures are obtained. During 2005, 39,510 of the shares vested and 19,626 were forfeited. The Company recorded deferred compensation of approximately $2.0 million based on the fair market value of the Company's stock price at the time of issuance. As vesting occurs, or is deemed likely to occur, compensation expense is recognized and deferred compensation reduced on the balance sheet. The Company recognized $481 and $674 of compensation expense related to this restricted stock for the years ended December 31, 2005 and December 31, 2004, respectively. Restricted stock was issued at a price equal to the market price of the Company's stock at the grant date and was a weighted average of $15.88 for the twelve months ended December 31, 2004.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Earnings Per Share

The Company follows SFAS No. 128, *Earnings Per Share.* Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding and the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, warrants and convertible preferred stock, into shares of Common Stock as if those securities were exercised or converted.

Reclassifications

Certain amounts in prior financial statements were reclassified to conform to the current year presentation.

(Dollars in thousands, except share data)

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123R *Share-Based Payments*, an amendment of FASB Statements 123 and 95, requiring companies to recognize expense on the grant-date for the fair value of stock options and other equity-based compensation issued to employees and non-employees. The Statement is effective for most public companies' interim or annual periods beginning after June 15, 2005. All public companies must use either the modified prospective or the modified retrospective transition method. The Company plans to use the modified prospective method whereby awards that are granted, modified, or settled after the date of adoption will be measured and accounted for in accordance with Statement 123R. Unvested equity classified awards that were granted prior to the effective date will be accounted for in accordance with Statement 123R and expensed as the awards vest based on their grant date fair value. Accordingly, Marlin will adopt this rule in 2006 and anticipates recognizing approximately $731 of expense for the vesting of previously issued stock options in 2006.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the accounting for and reporting of a voluntary change in accounting principle and replaces APB Opinion No. 20 and SFAS No. 3. Under Opinion No. 20, most changes in accounting principle were reported in the income statement of the period of change as a cumulative adjustment. However, under SFAS No. 154, a voluntary change in accounting principle must be shown retrospectively in the financial statements, if practicable, for all periods presented. In cases where retrospective application is impracticable, an adjustment to the assets and liabilities and a corresponding adjustment to retained earnings can be made as of the beginning of the earliest period for which retrospective application is practicable rather than being reported in the income statement. The adoption of SFAS No. 154 did not have a material effect on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" an amendment of SFAS No. 133 and No. 140. This Statement, which becomes effective for fiscal years beginning after September 15, 2006, addresses certain beneficial interests in securitized financial assets. Because of the recent issuance of this Statement and given that adoption of SFAS 155 is not required until fiscal year 2007, the Company has not completed its initial assessment of the impact, if any, this Statement may have on its consolidated financial statements.

3. Change in Accounting Principle

The Company had previously accounted for its warrants in accordance with EITF Issue No. 88-9, *Put Warrants*. The holders of the Company's warrants, which were issued in connection with subordinated debt, had the option to put the shares of Class A Common Stock exercisable under the warrants to the Company at fair value upon certain circumstances. In accordance with EITF Issue No. 88-9, the Company had classified and measured the put warrants in equity. In connection with the Company's initial public offering, the Company was required to adopt EITF Issue 96-13, codified in EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Owned Stock*, since the provisions of EITF Issue No. 88-9 are applicable to nonpublic companies. Under EITF Issue No. 96-13, the put warrants are classified as a liability and measured at fair value, with changes in fair value reported in earnings. The effect of this change in accounting principle on net income was a decrease of $5,723 for the year ended December 31, 2003. The warrants were exercised into common stock on a net issuance basis in conjunction with the Company's November 2003 IPO and the total warrant liability of $7.1 million was reclassified back to equity at that time.

(Dollars in thousands, except share data)

4. Net Investment in Direct Financing Leases

Net investment in direct financing leases consists of the following:

	December 31	
	2005	2004
Minimum lease payments receivable	$ 660,946	$571,269
Estimated residual value of equipment	44,279	41,062
Unearned lease income, net of initial direct costs and fees deferred	(106,083)	(97,245)
Security deposits	(18,748)	(19,346)
Allowance for credit losses	(7,813)	(6,062)
	$ 572,581	$489,678

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, net of initial direct costs and fees deferred, is as follows as of December 31, 2005:

	Minimum Lease Payments Receivable	Income Amortization
Year Ending December 31:		
2006	$268,103	55,036
2007	195,624	30,826
2008	119,137	14,297
2009	58,115	5,166
2010	19,690	753
Thereafter	277	5
	$660,946	$106,083

The Company's leases are assigned as collateral for borrowings as further discussed in note 9.

Initial direct costs and fees deferred were $18,355 and $15,973 as of December 31, 2005 and 2004, respectively, and are netted in unearned income and will be amortized to income using the level yield method.

Income is not recognized on leases when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease becomes less than 90 days delinquent. As of December 31, 2005 and 2004, the Company maintained direct finance lease receivables which were on a nonaccrual basis of $2,017 and $1,944, respectively. As of December 31, 2005 and 2004, the Company had minimum lease receivables in which the terms of the original lease agreements had been renegotiated in the amount of $4,140 and $2,896, respectively.

5. Concentrations of Credit Risk

As of December 31, 2005, leases approximating 13% and 10% of the net investment balance of leases by the Company were located in the states of California and Florida, respectively. No other state accounted for more than 10% of the net investment balance of leases owned and serviced by the Company as of December 31, 2005. As of December 31, 2005 no single vendor source accounted for more than 3% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2005. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including retail, service, manufacturing, medical and

(Dollars in thousands, except share data)

restaurant, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted. The estimated residual value of leased equipment was comprised of 67.6% of copiers as of December 31, 2005. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2005. Improvements and other changes in technology could adversely impact the Company's ability to realize the recorded value of this equipment.

The Company enters into derivative instruments with counterparties that generally consist of large financial institutions. The Company monitors its positions with these counterparties and the credit quality of these financial institutions. The Company does not anticipate nonperformance by any of its counterparties. In addition to the fair value of derivative instruments recognized in the consolidated financial statements, the Company could be exposed to increased interest costs in future periods if counterparties failed.

6. Allowance for Credit Losses

Net investments in direct financing leases are charged-off when they are contractually past due 121 days based on the historical net loss rates realized by the Company.

Activity in this account is as follows:

	Year Ended December 31,		
	2005	2004	2003
Balance, beginning of period	$ 6,062	$ 5,016	$ 3,965
Current provisions	10,886	9,953	7,965
Charge-offs, net	(9,135)	(8,907)	(6,914)
Balance, end of period	$ 7,813	$ 6,062	$ 5,016

7. Property and Equipment, net

Property and equipment consist of the following:

	December 31,		Depreciable Life
	2005	2004	
Furniture and equipment	$ 2,384	$ 2,019	7 years
Computer systems and equipment	4,932	4,347	3-5 years
Leasehold improvements	496	309	lease term
Less — accumulated depreciation and amortization	(4,036)	(3,120)	
	$ 3,776	$ 3,555	

Depreciation and amortization expense was $1,094, $890 and $714 for the years ended December 31, 2005, 2004 and 2003, respectively.

8. Commitments and Contingencies

The Company is involved in legal proceedings, which include claims, litigation and class action suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on the Company's consolidated financial position or results of operations.

As of December 31, 2005, the Company leases all six of its office locations including its executive offices in Mt. Laurel, New Jersey, and its offices in Denver, Colorado, Atlanta, Georgia, Philadelphia, Pennsylvania, Chicago, Illinois and Salt Lake City, Utah. These lease commitments are accounted for as operating leases.

(Dollars in thousands, except share data)

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2005:

	Capital Leases	Operating Leases
Year Ending December 31:		
2006	$100	1,694
2007	74	1,614
2008	35	1,420
2009	—	1,280
2010	—	1,281
Thereafter	—	2,898
Total minimum lease payments	209	$10,187
Less — amount representing interest	21	
Present value of minimum lease payments	$188	

Rent expense was $1,191, $786 and $606 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company has employment agreements with certain senior officers that currently extend through November 12, 2007,with certain renewal options.

9. Revolving and Term Secured Borrowings

Borrowings outstanding under the Company's revolving credit facilities and long-term debt consist of the following:

	December 31, 2005	December 31, 2004
Secured bank facility	$ —	$ —
00-A Warehouse Facility	—	—
02-A Warehouse Facility	—	12,034
02-1 Term Securitization	—	47,952
03-1 Term Securitization	56,270	112,280
04-1 Term Securitization	155,499	262,404
05-1 Term Securitization	305,080	—
Total borrowings	$516,849	$434,670

(Dollars in thousands, except share data)

At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31, 2005	December 31, 2004
Secured bank facility	$ —	$ —
00-A Warehouse Facility	—	—
02-A Warehouse Facility	—	16,755
02-1 Term Securitization	—	49,311
03-1 Term Securitization	57,868	119,907
04-1 Term Securitization	174,081	295,335
05-1 Term Securitization	350,918	—
	$582,867	$481,308

Secured Bank Facility

As of December 31, 2005, the Company has a secured line of credit with a group of four banks to provide up to $40,000 in borrowings generally at LIBOR plus 1.50%. The credit facility expires on August 31, 2007. For the years ended December 31, 2005 and 2004, the weighted average interest rates were 6.18% and 3.46%, respectively. For the years ended December 31, 2005 and 2004, the Company incurred commitment fees on the unused portion of the credit facility of $216 and $230, respectively.

Warehouse Facilities

00-A Warehouse Facility — During December 2000, the Company entered into a $75 million commercial paper warehouse facility ("the 00-A Warehouse Facility"). This facility was increased to $125 million in May 2001. The 00-A Warehouse Facility expires in October 2006 and is credit enhanced through a third party financial guarantee insurance policy. The 00-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2005, 2004, and 2003, the weighted average interest rates were 3.74%, 1.71%, and 1.84%, respectively. As of December 31, 2005 and December 31, 2004 notes outstanding under this facility were $0. The 00-A Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable rate notes through entering into interest rate cap agreements. As of December 31, 2005, the Company had interest rate cap transactions with notional values of $61.3 million, at a weighted average rate of 6.20%. The fair value of these interest rate cap transactions was $49 as of December 31, 2005.

02-A Warehouse Facility — During April 2002, the Company entered into a $75 million commercial paper warehouse facility ("the 02-A Warehouse Facility"). In January 2004 the 02-A Warehouse Facility was transferred to another lender and increased to $100 million in March 2004. The 02-A Warehouse Facility expires in April 2006 and is credit enhanced through a third party financial guarantee insurance policy. The 02-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2005, 2004 and 2003, the weighted average interest rate was 4.29%, 2.29% and 2.43%, respectively. As of December 31, 2005 and December 31, 2004 notes outstanding under this facility were $0 and $12.0 million, respectively. The 02-A Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable rate notes through entering into interest rate cap agreements. As of December 31, 2005,

(Dollars in thousands, except share data)

the Company had interest rate cap transactions with notional values of $93.8 million at a weighted average rate of 6.07%. The fair value of these interest rate cap transactions was $53 as of December 31, 2005.

Term Securitizations

02-1 Transaction — On June 25, 2002, the Company closed a $184.4 million term securitization ("Series 2002-1 Notes"). In connection with the Series 2002-1 transaction, three tranches of notes were issued to investors in the form of $166.3 million Class A Notes, $12.7 million Class B Notes and $5.4 million Class C Notes. The weighted average fixed rate coupon payable to investors is 4.36%. On August 16, 2005, the Company exercised the option to redeem the Series 2002-1 Notes in whole and the outstanding balances were paid in full.

03-1 Transaction — On June 25, 2003, the Company closed a $217.2 million term securitization ("Series 2003-1 Notes"). In connection with the Series 2003-1 transaction, three tranches of notes were issued to investors in the form of $197.3 million Class A Notes, $14.3 million Class B Notes and $5.6 million Class C Notes. The weighted average fixed rate coupon payable to investors is 3.18%.

04-1 Transaction — On July 22, 2004 the Company closed a $304.6 million term securitization ("Series 2004-1 Notes"). In connection with the 2004-1 transaction, 6 classes of notes were issued to investors with three of the classes issued at variable rates but swapped to fixed interest cost to the Company through use of derivative interest rate swap contracts. The weighted average interest coupon will approximate 3.81% over the term of the financing.

05-1 Transaction — On August 18, 2005 the Company closed a $340.6 million term securitization ("Series 2005-1 Notes"). In connection with the 2005-1 transaction, 6 classes of fixed rate notes were issued to investors. The weighted average interest coupon will approximate 4.81% over the term of the financing.

Borrowings under the Company's warehouse facilities and, the term securitizations, are collateralized by the Company's direct financing leases. The Company is restricted from selling, transferring, or assigning the leases or placing liens or pledges on these leases.

Under the revolving bank facility, warehouse facilities and term securitization agreements, the Company is subject to numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. A change in the Chief Executive Officer or President is an event of default under the revolving bank facility and warehouse facilities unless a replacement acceptable to the Company's lenders is hired within 90 days. Such an event is also an immediate event of servicer termination under the term securitizations. A merger or consolidation with another company in which the Company is not the surviving entity is an event of default under the financing facilities. In addition, the revolving bank facility and warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default on the other facilities. An event of default under the revolving bank facility or warehouse facilities could result in termination of further funds being available under such facility. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility. As of December 31, 2005 and 2004 the Company was in compliance with terms of the warehouse facilities and term securitization agreements.

(Dollars in thousands, except share data)

Scheduled principal and interest payments on outstanding debt as of December 31, 2005 are as follows:

	Principal	Interest
Year Ending December 31:		
2006	$222,760	$18,073
2007	155,176	9,913
2008	88,064	4,396
2009	39,611	1,454
2010	11,130	201
Thereafter	108	2
	$516,849	$34,039

10. Derivative and Hedging Activities

The Company entered forward starting interest rate swap agreements with total underlying notional amounts of $225.0 million to commence in September 2006 related to its forecasted 2006 term note securitization transaction. The value of this derivative contract moves directly with interest rates and the Company expects to terminate these agreements simultaneously with the pricing of its 2006 term securitization with any of the unrecognized gains or losses amortized to interest expense over the term of the related borrowing. The Company may choose to hedge all or a portion of a forecasted transaction. These interest rate swap agreements are recorded in other assets on the consolidated balance sheet at their fair values of $2.3 million. These interest rate swap agreements were designated as cash flow hedges with unrealized gains recorded in the equity section of the balance sheet of approximately $1.4 million, net of tax, as of December 31, 2005.

In 2004, the Company had entered into forward starting interest rate swap agreements with total underlying notional amounts of $250.0 million related to our 2005 term note securitization transaction. The Company terminated these agreements simultaneously with the pricing of its 2005 term securitization issued on August 11, 2005 and is amortizing the realized gains of $3.2 million to interest expense over the term of the related borrowing. These interest rate swap agreements were designated as cash flow hedges with the gains realized deferred and recorded in the equity section of the balance sheet at approximately $1.5 million, net of tax, as of December 31, 2005. During the year ended December 31, 2005, the Company amortized $687 of deferred gains to lower interest expense of the related 2005 term securitization borrowing. The Company expects to reclassify $803 thousand, net of tax, into earnings over the next twelve months.

The Company issued a term note securitization on July 22, 2004 where certain classes of notes were issued at variable rates to investors and simultaneously entered into interest rate swap contracts to convert these borrowings to a fixed interest cost to the Company for the term of the borrowing. At December 31, 2005, we had interest rate swap agreements related to these transactions with underlying notional amounts of $80.1 million. These interest rate swap agreements are recorded in other assets on the consolidated balance sheet at their fair values of $1.1 million and $71 as of December 31, 2005 and December 31, 2004, respectively. These interest rate swap agreements were designated as cash flow hedges with unrealized gains recorded in the equity section of the balance sheet of approximately $652 and $43, net of tax, as of December 31, 2005 and December 31, 2004, respectively. The ineffectiveness related to these interest rate swap agreements designated as cash flow hedges was not material for the year ended December 31, 2005.

During the year ended December 31, 2005, the Company recognized a net gain of $70 in other financing related costs related to the fair values of the interest rate swaps that did not qualify for hedge accounting. During the year ended December 31, 2004, the Company recognized a net loss of $89 in other financing related costs related to similar interest rate swaps that were terminated or did not qualify for hedge accounting. As of December 31, 2005, the Company had interest rate swap agreements related to non-hedge accounting transactions with underlying notional amounts of $512. These interest rate swap agreements are recorded in other liabilities on the consolidated

(Dollars in thousands, except share data)

balance sheet at a fair value of $76. These derivative contracts also related to the 2004 term securitization and are intended to offset certain prepayment risks in the lease portfolio pledged in the 2004 term securitization.

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in our warehouse borrowing arrangements. Accordingly, these cap agreements are recorded at fair value in other assets at $103 and $73 as of December 31, 2005 and December 31, 2004, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying statements of operations. The notional amount of interest rate caps owned as of December 31, 2005 and December 31, 2004 was $155.1 million and $133.9 million, respectively. The Company also sells interest rate caps to generate premium revenues to partially offset the premium cost of purchasing its required interest rate caps. As of December 31, 2005, the notional amount of interest-rate cap sold agreements totaled $64.6 million. The fair value of interest-rate caps sold is recorded in other liabilities at $81 as of December 31, 2005. There were no similar outstanding sold rate cap agreements at December 31, 2004.

11. Income Taxes

The Company's income tax provision consisted of the following components:

	Year Ended December 31,		
	2005	2004	2003
Current:			
Federal	$ 4,473	$ —	$ —
State	991	—	—
Total current	5,464	—	—
Deferred:			
Federal	4,368	7,414	4,622
State	775	1,485	978
Total deferred	5,143	8,899	5,600
Total income taxes	$10,607	$8,899	$5,600

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes principally related to lease accounting. The Company estimates these differences and adjusts to actual upon preparation of the income tax returns. The sources of these temporary differences and the related tax effects were as follows:

	December 31,		
	2005	2004	2003
Net operating loss carryforwards	$ 3,548	$ 12,480	$ 5,817
Allowance for credit losses	3,114	2,416	1,981
Lease accounting	(28,721)	(33,733)	(18,092)
Deferred acquisition costs	(3,274)	—	—
Interest-rate cap agreements	95	203	120
Other comprehensive income	(2,329)	(244)	—
Accrued expenses	30	60	179
Depreciation	(405)	(341)	(252)
Deferred income	2,145	725	404
Deferred compensation	435	282	6
Other	—	42	15
Deferred tax liability	$(25,362)	$(18,110)	$ (9,822)

(Dollars in thousands, except share data)

In 2005 we changed our tax accounting for certain deferred acquisition costs and began to expense these items as incurred for income tax purposes. This change resulted in a $3.3 million deferred tax liability in 2005.

As of December 31, 2005 the Company had net operating loss carryforwards ("NOLs") for federal and state income tax purposes of approximately $9.2 million and $6.9 million, respectively. Federal NOLs expire in years 2018 and 2024, while state NOLs expire in years 2009 through 2024.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	December 31,		
	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.3	4.3	7.5
Change in fair market value — warrants	—	—	23.7
Other permanent differences	0.2	0.5	—
Effective rate	39.5%	39.8%	66.3%

12. Earnings Per Share

The following is a reconciliation of net income and shares used in computing basic and diluted earnings per share:

	Year Ended December 31,		
	2005	2004	2003
Basic earnings per share computation:			
Numerator:			
Net Income	$ 16,248	$ 13,459	$ 2,847
Preferred stock dividends	—	—	(2,006)
Net income attributable to common stockholders	$ 16,248	$ 13,459	$ 841
Denominator:			
Shares used in computing basic earnings per share	11,551,589	11,330,132	3,001,754
Basic earnings per share:	$ 1.41	$ 1.19	$ 0.28
Diluted earnings per share computation:			
Numerator:			
Net income attributable to common stockholders	$ 16,248	$ 13,459	$ 841
Denominator:			
Shares used in computing basic earnings per share	11,551,589	11,330,132	3,001,754
Effect of dilutive securities:			
Employee options and restricted stock	434,499	399,571	339,214
Shares used in computing diluted earnings per share	11,986,088	11,729,703	3,340,968
Diluted earnings per share:	$ 1.36	$ 1.15	$ 0.25

The effects of the convertible preferred stock in 2003 have been excluded from diluted earnings per share computations as they were deemed anti-dilutive. Preferred stock converted into common shares in conjunction with the November 2003 IPO.

(Dollars in thousands, except share data)

The shares used in computing diluted earnings per share exclude options to purchase 2,700, 148,410, and 134,500 shares of Common Stock for the years ended December 31, 2005, 2004 and 2003, respectively, as the inclusion of such shares would be anti-dilutive.

13. Stock-Based Plans

In October 2003, the Company adopted the Marlin Business Services Corp. 2003 Equity Compensation Plan (the "2003 Plan"). The Marlin Leasing Corporation 1997 Equity Compensation Plan (the "1997 Plan") was merged into the 2003 Plan (as combined, the "Equity Plan"), and all 943,760 options outstanding under the 1997 Plan were assumed by the 2003 Plan. Under the terms of the Equity Plan, as amended, employees, certain consultants and advisors, and nonemployee members of the Company's board of directors have the opportunity to receive incentive and nonqualified grants of stock options, stock appreciation rights, restricted stock and other equity-based awards as approved by the board. The aggregate number of shares under the Equity Plan that may be issued pursuant to stock options or restricted stock grants is 2,100,000. Stock options issued generally vest over four years though some vest over eight years but may accelerate if certain performance measures are obtained. All options expire not more than ten years after the date of grant.

Information with respect to options granted under the Equity Plan is summarized as follows:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2002	910,108	$ 4.43
Granted	228,755	10.20
Exercised	(60,655)	3.63
Forfeited	—	—
Balance, December 31, 2003	1,078,208	$ 5.66
Granted	207,000	18.20
Exercised	(147,599)	2.97
Forfeited	(42,089)	9.83
Balance, December 31, 2004	1,095,520	$ 8.21
Granted	119,765	17.96
Exercised	(147,591)	4.03
Forfeited	(65,436)	14.70
Balance, December 31, 2005	1,002,258	$ 9.56

There were 523,088 shares available for future grants under the Equity Plan as of December 31, 2005.

(Dollars in thousands, except share data)

The following table summarizes information about stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.90 — 3.39	341,116	4.68	$ 2.96	271,466	$ 2.85
4.23 — 5.01	123,041	4.19	4.39	123,041	4.39
10.18	164,535	5.90	10.18	154,858	10.18
14.00 — 16.02	134,000	8.06	14.60	53,138	14.26
$17.52 — 22.25	239,566	7.13	18.39	3,103	18.80
	1,002,258	5.86	$ 9.56	605,606	$ 6.12

On January 11, 2005, the Company issued 103,960 stock options to employees under the 2003 Plan at a strike price equal to the fair market value of the common stock of $17.52 at date of issuance. During the remainder of the year, the Company issued an additional 10,000 stock options to employees under the 2003 Plan at a strike price equal to the fair market value of the common stock averaging $21.22 as of the date of issuance. These options have a seven year term and a four year vesting provision. The Company also issued 5,805 stock options during the second quarter to non-employee independent directors at a strike price equal to the fair market value of the common stock of $19.78. These options have a seven year term and vest one year from the date of grant.

On January 11, 2005, the Company issued 55,384 shares of restricted stock under the 2003 Plan. An additional 6,393 shares were issued during the first quarter of 2005 and 2,500 shares were issued during the third quarter of 2005 under the same plan. The restricted shares vest in seven years but may be accelerated if certain performance measures are achieved. The Company recorded deferred compensation of approximately $1,143 based on stock prices of $17.52, $18.30 and and average of $22.18, respectively, at the time of issuance. As vesting occurs, or is deemed likely to occur, compensation expense is recognized and deferred compensation reduced on the balance sheet. The Company recognized $272 of compensation expense related to this restricted stock for the year ended December 31, 2005.

Also in 2005, the Company issued another 13,101 shares of restricted stock primarily through a management stock ownership program. Restrictions on the shares lapse at the end of 10 years but may lapse (vest) in as little as three years if the employee remains employed at the Company and holds a matching number of other common shares in addition to these restricted shares. As the shares were issued at various dates, the Company has recorded deferred compensation of approximately $239 with an average stock price of $18.23 for all shares issued. For the year ended December 31, 2005, $64 of compensation expense was recognized related to this restricted stock.

On May 26, 2005, the Company issued 6,825 shares of restricted stock to non-employee independent directors. The restricted shares vest at the earlier of seven years from the grant date or six months following the director's termination of Board service. The Company recorded deferred compensation of approximately $135 based on a stock price of $19.78 at the time of issuance. The Company recognized $79 of expense for the year ended December 31, 2005 related to this restricted stock.

On March 9, 2004, the Company issued restricted common shares under its 2003 Equity Compensation Plan of which 68,236 and 127,372 were unvested at December 31, 2005 and December 31, 2004, respectively. Certain officers of the Company irrevocably elected to receive the restricted shares in lieu of cash based on a percentage of their targeted annual bonus expected to be paid over the next three years. Restrictions on the shares lapse at the end of 10 years but may lapse (vest) in as little as three years if designated performance goals are achieved. During 2005, 39,510 of the shares vested and 19,626 were forfeit. The Company recorded deferred compensation of approximately $2.0 million at the time of issuance based on the then stock price of $15.88. As vesting occurs, or is deemed likely to occur, compensation expense is recognized and deferred compensation reduced on the balance sheet. The

(Dollars in thousands, except share data)

Company recognized $481 and $674 of compensation expense related to this program for the years ended December 31, 2005 and December 31, 2004, respectively.

During 2003, in connection with the grant of options to employees, the Company recorded deferred compensation of $64 representing the difference between the exercise price and the fair value of the Company's common stock on the date such options were granted. Deferred compensation is included as a component of stockholders' equity and is being amortized to expense ratably over the four-year vesting period of the options.

Prior to October 2003, the Company allowed employees to purchase common stock at fair value under the Equity Plan. Shares purchased under the Equity Plan for the years ended December 31, 2003 and 2002 were 92,063 and 37,376, respectively. Under this stock purchase program, the Company accepted full recourse, interest-bearing, promissory notes from employees repayable over five years. Under the terms of this program, the Company extended loans for additional shares based upon an employee's investment in the Company's common stock. Amounts due the Company are shown as stock subscription receivable in equity. Shares reacquired from employees were retired.

In October 2003, the Company adopted the Employee Stock Purchase Plan (the "ESPP"). Under the terms of the ESPP, employees have the opportunity to purchase shares of common stock during designated offering periods equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the purchase date. Participants are limited to 10% of their compensation. The aggregate number of shares under the ESPP that may be issued is 200,000. During 2005 and 2004, 19,792 and 39,116 shares, respectively, of common stock were sold for $357 and $523, respectively pursuant to the terms of the ESPP.

14. Employee 401(k) Plan

The Company adopted a 401(k) plan (the "Plan") which originally became effective as of January 1, 1997. The Company's employees are entitled to participate in the Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per IRS guidelines. The Plan also provides for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 4%. The Company has elected to double the required match in 2005, 2004 and 2003. The Company's contributions to the Plan for the years ended December 31, 2005, 2004 and 2003 were approximately $257, $221 and $171, respectively.

15. Other Comprehensive Income

The following table details the components of other comprehensive income.

	Year Ended December 31,		
	2005	2004	2003
Net income, as reported	$16,248	$13,459	$2,847
Changes in fair values of derivatives qualifying as cash flow hedges	5,230	618	—
Tax effect	(2,084)	(244)	—
Changes in fair values of derivatives qualifying as cash flow hedges, net of tax	3,146	374	—
Comprehensive income	$19,394	$13,833	$2,847

16. Disclosures about the Fair Value of Financial Instruments

(a) Cash and Cash Equivalents

The carrying amount of the Company's cash approximates fair value as of December 31, 2005 and 2004.

(Dollars in thousands, except share data)

(b) Restricted Cash

The Company maintains cash reserve accounts as a form of credit enhancement in connection with the Series 2005-1, 2004-1 and 2003-1 term securitizations. The book value of such cash reserve accounts is included in restricted cash on the accompanying balance sheet. The fair values of the cash reserve accounts are determined based on a discount rate equal to the weighted coupon payable on the term notes and the estimated life for each term securitization.

(c) Revolving and Term Secured Borrowings

The fair value of the Company's debt and secured borrowings was estimated by discounting cash flows at current rates offered to the Company for debt and secured borrowings of the same or similar remaining maturities.

(d) Accounts Payable and Accrued Expenses

The carrying amount of the Company's accounts payable approximates fair value as of December 31, 2005 and 2004.

(e) Interest-Rate Caps

The fair value of the Company's interest-rate cap agreements purchased was $103 and $73 as of December 31, 2005 and 2004, respectively, as determined by third party valuations. The fair value of the Company's interest-rate cap agreements sold was ($81) and $0 as of December 31, 2005 and 2004, respectively, as determined by third party valuations.

(f) Interest-Rate Swaps

The fair value of the Company's interest-rate swap agreements was $3,459 and $624 as of December 31, 2005 and 2004, respectively, as determined by third party valuations.

The following summarizes the carrying amount and estimated fair value of the Company's financial instruments:

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 34,472	$ 34,472	$ 16,092	$ 16,092
Restricted cash	47,786	46,568	37,331	36,544
Revolving and term secured borrowings	516,849	509,512	434,670	430,501
Accounts payable and accrued expenses	16,088	16,088	11,563	11,563
Interest-rate caps purchased	103	103	73	73
Interest-rate caps sold	(81)	(81)	—	—
Interest-rate swaps	3,459	3,459	624	624

17. Related Party Transactions

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of the Board of Directors and Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Group or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company were $619 and $640 during the years ended December 31, 2005 and 2004.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2005, we updated our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures for purposes of filing reports under the Securities and Exchange Act of 1934. This controls evaluation was done under the supervision and with the participation of management, including our CEO and our CFO. Our CEO and our CFO have concluded that our disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) are effective to provide reasonable assurance that information relating to us and our subsidiaries that we are required to disclose in the reports that we file or submit to the SEC is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting — Our CEO and CFO provided a report on behalf of management on our internal control over financial reporting. The full text of management's report is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm — The attestation report of our independent registered public accounting firm on our management's assessment of internal control over financial reporting is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Change in Internal Control Over Financial Reporting — There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by Item 10 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2006 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics and business conduct is available free of charge within the investor relations' section of our website at www.marlincorp.com. We intend to post on our website any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by the rules of the Securities and Exchange Commission, or file a Form 8-K, Item 5.05 to the extent required by NASDAQ listing standards.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2006 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2006 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions***

The information required by Item 13 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2006 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2006 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Documents filed as part of this Report*

The following is a list of consolidated and combined financial statements and supplementary data included in this report under Item 8 of Part II hereof:

1. Financial Statements and Supplemental Data

   Reports of Independent Registered Public Accounting Firms

   Consolidated Balance Sheets as of December 31, 2005 and 2004.

   Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003.

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2005, 2004 and 2003.

   Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

   Schedules, are omitted because they are not applicable or are not required, or because the required information is included in the consolidated and combined financial statements or notes thereto.

(b) *Exhibits.*

Exhibit Number	Description
3.1(3)	Amended and Restated Articles of Incorporation of the Registrant.
3.2(2)	Bylaws of the Registrant.
4.1(2)	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
10.1(2)†	2003 Equity Compensation Plan of the Registrant.
10.2(2)†	2003 Employee Stock Purchase Plan of the Registrant.
10.3(2)	Lease Agreement, dated as of April 9, 1998, and amendment thereto dated as of September 22, 1999 between W9/PHC Real Estate Limited Partnership and Marlin Leasing Corporation.

Exhibit Number	Description
10.4[(4)]	Lease Agreement, dated as of October 21, 2003, between Liberty Property Limited Partnership and Marlin Leasing Corporation
10.5[(2)†]	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.
10.6[(2)†]	Employment Agreement, dated as of October 14, 2003 between Gary R. Shivers and the Registrant.
10.7[(2)†]	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.8[(1)]	Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of December 1, 2000, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV and Wells Fargo Bank Minnesota, National Association.
10.9[(1)]	Amended and Restated Series 2000-A Supplement dated as of August 7, 2001, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of December 1, 2000, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank Minnesota, National Association.
10.10[(1)]	Third Amendment to the Amended and Restated Series 2000-A Supplement dated as of September 25, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank Minnesota, National Association.
10.11[(5)]	Fourth Amendment to the Amended and Restated Series 2000-A Supplement dated as of October 7, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank, National Association.
10.12[(1)]	Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 31, 2001, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.13[(1)]	First Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of July 28, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.14[(3)]	Second Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of October 16, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.15[(9)]	Third Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 26, 2005, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.16[(1)]	Master Lease Receivables Asset-Backed Financing Facility Agreement (the Master Facility Agreement), dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II and Wells Fargo Bank Minnesota, National Association.
10.17[(1)]	Series 2002-A Supplement, dated as of April 1, 2002, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, National City Bank and Wells Fargo Bank Minnesota, National Association.
10.18[(1)]	First Amendment to Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement and Consent to Assignment of 2002-A Note, dated as of July 10, 2003, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, ABN AMRO Bank N.V. and Wells Fargo Bank Minnesota, National Association.
10.19[(4)]	Second Amendment to Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of January 13, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.
10.20[(4)]	Third Amendment to Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of March 19, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.

Exhibit Number	Description
10.21[6]	Fifth Amendment to Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of March 18, 2005, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.22[7]†	Compensation Policy for Non-Employee Independent Directors.
10.23[10]†	Transition & Release Agreement made as of December 6, 2005 (effective as of December 14, 2005) between Bruce E. Sickel and the Registrant.
16.1[8]	Letter on Change in Certifying Accountant dated June 27, 2005 from KPMG LLP to the Securities and Exchange Commission.
21.1	List of Subsidiaries (Filed herewith)
23.1	Consent of Deloitte & Touche LLP (Filed herewith)
23.2	Consent of KPMG LLP (Filed herewith)
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Principal Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
32.1	Certification of the Chief Executive Officer and Principal Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.). (Furnished herewith)

---

† Management contract or compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-108530), filed on September 5, 2003, and incorporated by reference herein.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-108530), filed on October 14, 2003, and incorporated by reference herein.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 filed on October 28, 2003 (File No. 333-108530), and incorporated by reference herein.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 29, 2004, and incorporated by reference herein.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated October 7, 2004 filed on October 12, 2004, and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10- Q for the quarterly period ended March 31, 2005 filed on May 9, 2005, and incorporated by reference herein.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 26, 2005 filed on June 2, 2005, and incorporated by reference herein.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 24, 2005 filed on June 29, 2005, and incorporated by reference herein.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 26, 2005 filed on August 26, 2005, and incorporated by reference herein.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 14, 2005 and filed on December 14, 2005, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2006

MARLIN BUSINESS SERVICES CORP.

By: /s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

MARLIN
Business Services Corp.

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 25, 2006

To the Shareholders of Marlin Business Services Corp.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, will be held on May 25, 2006, at 9:00 a.m. at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, for the following purposes:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified; and
2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed April 14, 2006, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the meeting, please date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and return it promptly in the enclosed envelope. A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person.

Dated: April 21, 2006

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

Proxy Statement

Introduction

This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies by the Board of Directors of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") of the Corporation to be held on Thursday, May 25, 2006, at 9:00 a.m., at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, or at any adjournment or postponement thereof, for the purposes set forth below:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified; and

2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy Statement and related proxy card have been mailed on or about April 21, 2006, to all holders of record of common stock of the Corporation as of the record date. The Corporation will bear the expense of soliciting proxies. The Board of Directors of the Corporation has fixed the close of business on April 14, 2006, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. The Corporation has only one class of common stock, of which there were 11,838,787 shares outstanding as of April 14, 2006.

Proxies and voting procedures

Each outstanding share of common stock of the Corporation will entitle the holder thereof to one vote on each separate matter presented for vote at the Annual Meeting. Votes cast at the meeting and submitted by proxy are counted by the inspectors of the meeting who are appointed by the Corporation.

You can vote your shares by properly executing and returning a proxy in the enclosed form. The shares represented by such proxy will be voted at the Annual Meeting and any adjournment or postponement thereof. If you specify a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all of the director nominees named in the Proxy Statement and in accordance with the judgment of the persons named as proxies with respect to any other matter which may come before the meeting. If you are the shareholder of record, you can also choose to vote in person at the Annual Meeting.

A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person. You are encouraged to date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and promptly return it to the Corporation.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct how your broker votes your shares. You are also invited to attend the meeting. However, because you are not the shareholder of record, you may not vote your street name shares in person at the Annual Meeting unless you obtain a proxy executed in your favor from the holder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee to vote your shares.

Quorum and voting requirements

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which shareholders are entitled to cast on each matter to be voted upon at the meeting will constitute a quorum for the meeting. If, however, the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those who attend or participate at a meeting that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the Annual Meeting, in connection with the election of the directors, you will be entitled to cast one vote for each share held by you for each candidate nominated, but will not be entitled to cumulate your votes. Votes may be cast in favor of or withheld with respect to each candidate nominated. The seven (7) director nominees receiving the highest number of votes will be elected to the Board of Directors. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

Brokers that are member firms of the New York Stock Exchange and who hold shares in street name for customers have the discretion to vote those shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers will have this discretionary authority with respect to the election of directors. As a result, where brokers submit proxies but are otherwise prohibited and thus must refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided instructions with respect to such matters (commonly referred to as "broker non-votes"), those shares will be included in determining whether a quorum is present but will have no effect in the outcome of the election of directors.

As to all other matters properly brought before the meeting, the majority of the votes cast at the meeting, present in person or by proxy, by shareholders entitled to vote thereon will decide any question brought before the Annual Meeting, unless the question is one for which, by express provision of statute or of the Corporation's Articles of Incorporation or Bylaws, a different vote is required. Generally, abstentions and broker non-votes on these matters will have the same effect as a negative vote because under the Corporation's Bylaws, these matters require the affirmative vote of the holders of a majority of the Corporation's common stock, present in person or by proxy at the Annual Meeting. Broker non-votes and abstentions will be counted, however, for purposes of determining whether a quorum is present.

Governance of the Corporation

Board of Directors

Currently, our Board of Directors has six (6) members. Mr. Edward Grzedzinski is being nominated to fill the seventh director seat, which has remained vacant since Loyal W. Wilson's resignation from the Board on September 14, 2005. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Kevin J. McGinty, James W. Wert and Edward Grzedzinski are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

In 2004, the Board of Directors established the position of Lead Independent Director and unanimously elected Kevin J. McGinty to the position. Mr. McGinty continues to serve as the Lead Independent Director. The duties of the Lead Independent Director include providing the Chairman with input as to the preparation of the agendas for the Board of Director and Committee meetings, serving as the principal liaison between the independent directors and executive management of the Corporation, being available for consultation and direct communication with major shareholders as necessary, and coordinating and moderating regularly scheduled executive sessions of the Board's independent directors.

Committees

The Corporation has three ongoing Committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

Audit Committee. The Audit Committee of the Board currently consists of three independent directors: Messrs. Calamari (chairman), McGinty and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current SEC rules and regulations and NASD listing standards, and that the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: 1) the integrity of the Corporation's financial reports and financial information provided to the public and to governmental and regulatory agencies; 2) the adequacy of the Corporation's internal accounting systems and financial controls; 3) the annual independent audit of the Corporation's financial statements, including the independent registered public accountant's qualifications and independence; and 4) the Corporation's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Corporation's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Corporation's independent registered public accountants; and (c) reviews the Corporation's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Corporation's website at www.marlincorp.com. The Corporation's website is not part of this Proxy Statement and references to the Corporation's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board currently consists of two independent directors: Messrs. McGinty (chairman) and DeAngelo. Upon his election to the Board, Mr. Grzedzinski will be appointed as the third independent director on the Compensation Committee. The functions of the Compensation Committee include: 1) evaluating the performance of the Corporation's named executive officers and approving their compensation; 2) preparing an annual report on executive compensation for inclusion in the Corporation's proxy statement; 3) reviewing and approving compensation plans, policies and programs, considering their design and competitiveness; and 4) reviewing the Corporation's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Corporation's 2003 Equity Compensation Plan and 2003 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. DeAngelo (chairman), McGinty and Wert. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Corporation's annual meeting of shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its Committees, and will annually recommend to the Board nominees for each Committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

The Nominating Committee has determined that no one single criteria should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In evaluating an individual's "skills

set," the Nominating Committee will consider a variety of factors, including, but not limited to, the potential nominee's background, education, character, integrity, judgment, general business experience, and relevant industry experience. The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Corporation and reviewing the Director and Committee Assessments completed by the directors. The Corporation does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Corporation may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Corporation's Bylaws. The procedures in the Corporation's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Corporation no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such nominee, and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice, and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Corporation must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Whistleblower Procedures

The Corporation has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Corporation has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Corporation's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Corporation's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Corporation's website at www.marlincorp.com. The purpose of the Code is to establish standards to deter wrongdoing and promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Corporation's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Corporation. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee.

Board and Committee meetings

From January 1, 2005 through December 31, 2005, there were nine meetings of the Board of Directors, twelve meetings of the Audit Committee, three meetings of the Compensation Committee and four meetings of the Nominating Committee. Each Director attended at least 75% of the aggregate number of meetings of our Board and Board Committees on which they served.

Directors are encouraged, but not required, to attend annual meetings of the Corporation's shareholders. Except for Mr. Wert, each director attended the Corporation's 2005 Annual Meeting of Shareholders.

Communications with the Board

Shareholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. All communications are compiled by the Corporate Secretary and forwarded to the Board or the individual director(s) accordingly.

Directors' compensation

The non-employee independent members of the Corporation's Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an option to purchase 5,000 shares of our common stock upon their initial appointment or election to the Board. These options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Corporation's 2003 Equity Compensation Plan of (i) restricted stock yielding a present value of $27,000 and (ii) options yielding a present value of $9,000 (using an option pricing model). The annual restricted stock grants vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service. The annual option grants cliff vest one year from the grant date. The per share exercise price of all options granted to non-employee independent members of the Board of Directors is equal to the fair market value per share on the date the option is granted.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year, the chairman of the Nominating Committee receives additional compensation of $2,000 per year, and the Lead Independent Director receives additional compensation of $25,000 per year. These fees are paid in quarterly installments.

Non-employee independent directors are subject to certain ownership requirements. Within five years of joining the Corporation's Board of Directors (or five years from May 26, 2005 for each individual who was a director on that date), each non-employee independent director shall be required to own stock of the Corporation with a value equal to five times the director's annual retainer. Restricted shares may be counted toward the ownership requirement. Non-employee independent directors are also required to hold 50% of the net, after tax "profit" realized on the exercise of stock options in the form of shares of Corporation stock for a minimum period of one year after the exercise.

Election of Directors

Nominees for election

In general, the Corporation's directors are elected at each annual meeting of shareholders. Currently, the number of directors of the Corporation is six (6). The seventh director seat has remained vacant since Loyal W. Wilson's resignation from the Board on September 14, 2005. At the Annual Meeting, the Corporation's shareholders are being asked to elect seven (7) directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death,

resignation or removal. The nominees receiving the greatest number of votes at the Annual Meeting up to the number of authorized directors will be elected.

Six (6) of the nominees for election as directors at the Annual Meeting as set forth in the following table are incumbent directors, having been previously elected by the Corporation's shareholders. The seventh nominee, Mr. Edward Grzedzinski, is being nominated for the first time. Each of the nominees has consented to serve as a director if elected. Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted FOR such nominees. In the event that any of the nominees for director should, before the Annual Meeting, become unable to serve if elected, shares represented by proxies will be voted for such substitute nominees as may be recommended by the Corporation's existing Board, unless other directions are given in the proxies. To the best of the Corporation's knowledge, all the nominees will be available to serve.

The following biographical information is furnished with respect to the seven (7) nominees for election at the Annual Meeting as of March 1, 2006:

Name	Age	Principal Occupation	Director Since
Daniel P. Dyer	47	CEO of Marlin Business Services Corp.	1997
Gary R. Shivers	50	President of Marlin Business Services Corp.	1997
John J. Calamari	51	Senior Vice President, Corporate Controller of Radian Group Inc.	2003
Lawrence J. DeAngelo	39	Partner with Roark Capital Group	2001
Kevin J. McGinty	57	Managing Director of Peppertree Partners LLC	1998
James W. Wert	59	President & CEO of Clanco Management Corp.	1998
Edward Grzedzinski	50	Former CEO of NOVA Corporation	Nominee

Daniel P. Dyer has been Chairman of the Board of Directors and Chief Executive Officer since co-founding our Corporation in 1997. Prior to that, from 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for financial and treasury functions. Mr. Dyer is a Board Trustee of the Equipment Leasing & Finance Foundation. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).

Gary R. Shivers has been President and Director since co-founding our Corporation in 1997. Prior to that, from 1986 to 1997, Mr. Shivers served in a number of positions, most recently as Senior Vice President and General Manager of the Equipment Leasing Division for Advanta Business Services, where he was involved in strategic planning, sales and marketing, credit and collections and asset management. Mr. Shivers is a former member of the Small Ticket Council of the Equipment Leasing Association ("ELA") and a participant in the ELA Future Council Roundtable. Mr. Shivers received his undergraduate degree in business administration and his MBA from LaSalle University.

John J. Calamari has been a Director since November 2003. Mr. Calamari is Senior Vice President, Corporate Controller of Radian Group Inc. where he oversees Radian's global controllership functions, a position he has held since joining Radian in September 2001. Prior to that time, Mr. Calamari was a consultant to the financial services industry from 1999 to August 2001, where he structured new products and strategic alliances and established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP)

prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank and Advanta Bank USA. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Lawrence J. DeAngelo has been a Director since July 2001. Mr. DeAngelo is a Partner with Roark Capital Group, a private equity firm based in Atlanta, Georgia. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Kevin J. McGinty has been a Director since February 1998. Mr. McGinty is a Managing Director and co-founder of Peppertree Partners LLC. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

James W. Wert has been a Director since February 1998. Mr. Wert is President and CEO of Clanco Management Corp., which is headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, after holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings, Inc., and is a Director of Continental Global Group, Inc. and Paragon Holdings, Inc. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982.

Edward Grzedzinski is being nominated to the Corporation's Board of Directors for the first time. Mr. Grzedzinski served as the Chief Executive Officer of NOVA Corporation from September 1995 to July 2001, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has 20 years of experience in the electronic payments industry and was a co-founder of the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp until November 2004 and was a member of the Board of Directors of Indus International, a global provider of enterprise asset management products and services until October 2004. Mr. Grzedzinski is also a director of Neenah Paper, Inc.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the seven (7) nominees listed above. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Executive Officers

The following table provides information, as of March 1, 2006, about the Corporation's executive officers.

Name	Age	Principal Occupation for the Past Five Years and Position Held with the Corporation and its Subsidiaries
Daniel P. Dyer	47	Mr. Dyer has been Chairman of the Board of Directors and Chief Executive Officer since co-founding our Corporation in 1997. Prior to that, from 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for financial and treasury functions. Mr. Dyer is a Board Trustee of the Equipment Leasing & Finance Foundation. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).
Gary R. Shivers	50	Mr. Shivers has been President and Director since co-founding our Corporation in 1997. Prior to that, from 1986 to 1997, Mr. Shivers served in a number of positions, most recently as Senior Vice President and General Manager of the Equipment Leasing Division for Advanta Business Services, where he was involved in strategic planning, sales and marketing, credit and collections and asset management. Mr. Shivers is a former member of the Small Ticket Council of the Equipment Leasing Association ("ELA") and a participant in the ELA Future Council Roundtable. Mr. Shivers received his undergraduate degree in business administration and his MBA from LaSalle University.
George D. Pelose	41	Mr. Pelose has been our Senior Vice President, General Counsel and Secretary since 1999. Prior to that, from 1997 to 1999, Mr. Pelose was an attorney with Merrill Lynch Asset Management, providing legal and transactional advice to a portfolio management team that invested principally in bank loans and high-yield debt securities. From 1994 to 1997, Mr. Pelose was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including financings, mergers, acquisitions, private placements and public offerings. From 1991 to 1994, Mr. Pelose attended law school. From 1986 to 1991, Mr. Pelose was a corporate loan officer in the commercial lending division of PNC Bank. Mr. Pelose received both his undergraduate degree in economics and his law degree from the University of Pennsylvania, both with honors. Mr. Pelose is licensed to practice law in New Jersey and Pennsylvania.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2006, by:

- each person or entity known by us to own beneficially more than 5% of our stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1, 2]	384,883	3.2%
Gary R. Shivers[1, 3]	322,293	2.7
George D. Pelose[1, 4]	143,118	1.2
Bruce E. Sickel[1, 5]	25,523	*
John J. Calamari[1, 6]	7,365	*
Lawrence J. DeAngelo[1, 6]	5,365	*
Kevin J. McGinty[1, 7]	36,436	*
James W. Wert[1, 7]	35,856	*
Edward Grzedzinski	—	
All executive officers, directors and nominees as a group (9 persons)[1, 8]	960,839	7.8
5% Shareholders		
Peachtree Equity Investment Management, Inc.[9] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	19.6
Primus Venture Partners IV, Inc.[10] 5900 Landerbrook Dr., Ste. 200 Cleveland, OH 44124-4020	1,985,013	16.8
FMR Corp.[11] 82 Devonshire Street Boston, MA 02109	1,526,459	12.9
JP Morgan Chase & Co.[12] 270 Park Avenue New York, NY 10017	879,160	7.5
Century Capital Management LLC[13] 100 Federal Street Boston, MA 02110	780,090	6.6
The Northwestern Mutual Life Insurance Company[14] 720 East Wisconsin Avenue Milwaukee, WI 53202	746,850	6.3

* Represents less than 1%.

[1] Does not include options vesting more than 60 days after March 1, 2006 held by Mr. Dyer (37,984), Mr. Shivers (28,448), Mr. Pelose (26,760), Mr. Sickel (27,869), Mr. Calamari (3,661), Mr. DeAngelo (3,661), Mr. McGinty (4,361) and Mr. Wert (4,361). Does include, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan.

[2] Includes options to purchase 127,835 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2006.

[3] Includes options to purchase 139,823 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2006.

[4] Includes options to purchase 130,791 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2006.

[5] Mr. Sickel's employment with Marlin Business Services Corp. terminated on March 3, 2006. Includes options to purchase 16,956 shares that are currently exercisable as of such date.

[6] Includes options to purchase 4,000 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2006.

[7] Includes options to purchase 34,491 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2006.

[8] Includes options to purchase 492,387 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2006.

[9] The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based on a Schedule 13G filed jointly by such entity and WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the Securities and Exchange Commission on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

[10] The shares reported as beneficially owned by Primus Venture Partners IV, Inc. are based on an amendment to a Schedule 13G filed jointly by Primus Capital Fund IV Limited Partnership ("PCF IV LP"), Primus Venture Partners IV Limited Partnership ("PVP IV LP") and Primus Venture Partners IV, Inc. ("PVP IV Inc.") with the Securities and Exchange Commission on January 23, 2006. Each such reporting person has reported that, as of December 31, 2005, they held shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares as follows: (i) PCF IV LP has shared power to vote and to dispose of 1,905,612 shares currently held by PCF IV LP; (ii) PVP IV LP, as the sole general partner of PCF IV LP, may be deemed to have shared power to vote and to dispose of 1,905,612 shares currently held by PCF IV LP. In addition, PVP IV LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF LP") and, in such capacity, may be deemed to have shared power to vote and dispose of the 79,401 shares currently held by PEF LP; (iii) PVP IV Inc., as the sole general partner of PVP IV LP, may be deemed to have the shared power to vote and to dispose of 1,905,612 shares currently held by PCF IV LP and the 79,401 shares currently held by PEF LP. PVP IV Inc. has five shareholders and directors: Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick and Steven Rothman. Each of PCF IV LP, PVP IV LP and PVP IV Inc. disclaims beneficial ownership of any shares beneficially owned by each other entity.

[11] The shares reported as beneficially owned by FMR Corp. are based on an amendment to a Schedule 13G filed by FMR Corp. on February 14, 2006. Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,447,707 shares of the common stock outstanding of Marlin Business Services Corp. (the "Company") as a result of acting as investment adviser to various investment companies

registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 1,447,707 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 78,752 shares of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 78,752 shares and sole power to vote or to direct the voting of 78,752 shares of common stock owned by the institutional account(s) as reported above.

[12] The shares reported as beneficially owned by JPMorgan Chase & Co. ("JPMorgan") are based on a Schedule 13G filed by JPMorgan on February 10, 2006. JPMorgan is the beneficial owner of 879,160 shares on behalf of other persons known to have one or more of the following: the right to receive dividends for such securities; the power to direct the receipt of dividends from such securities; the right to receive the proceeds from the sale of such securities; and the right to direct the receipt of proceeds from the sale of such securities. No such person is known to have an interest in more than 5% of the class of shares reported.

[13] The shares reported as beneficially owned by Century Capital Management LLC ("Century") are based on a Schedule 13G filed by Century on February 19, 2006.

[14] The shares reported as beneficially owned by The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") are based on an amendment to a Schedule 13G filed by Northwestern Mutual on February 7, 2006. Of the 746,850 shares reported as beneficially owned, 261,300 shares are owned directly by Northwestern Mutual. Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares as follows: (i) 8,200 shares are owned by the Asset Allocation Portfolio and 343,320 shares are owned by the Small Cap Aggressive Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc. ("Series Fund"), an affiliate of Northwestern Mutual and a registered investment company; (ii) 73,200 shares are owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account ("GASA"); (iii) 7,200 shares are owned by the Asset Allocation Fund and 43,430 shares are owned by the Small Cap Growth Stock Fund of Mason Street Funds, Inc. ("Mason Street Funds"), an affiliate of Northwestern Mutual and a registered investment company; (iv) 2,400 shares are owned by Northwestern Long Term Care Insurance Company ("Long Term Care"), a wholly owned subsidiary of Northwestern Mutual; and (v) 7,800 shares are owned by Northwestern Mutual Life Foundation, Inc. (the "Foundation"), the charitable arm of Northwestern Mutual. Mason Street Advisors, LLC, a wholly owned company of Northwestern Mutual and a registered investment advisor, serves as an investment advisor to Northwestern Mutual, Series Fund, GASA, Mason Street Funds, Long Term Care and the Foundation, and it shares voting and investment power with respect to all of the aforementioned holdings. Mason Street Advisors, LLC's principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Corporation in all capacities during the last three fiscal years by the Corporation's Chief Executive Officer and its other three most highly compensated executive officers whose total salary and bonus exceed $100,000 in fiscal 2005. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

	Annual Compensation			Long Term Compensation			
Name and Principal Position	Year	Salary	Bonus[2]	Restricted Stock Awards	Number of Securities Underlying Options	Long Term Incentive Plan Payouts[5]	All other Comp[6]
Daniel P. Dyer	2005	$300,000	$363,679	$207,314[3]	21,429	$243,322	$12,191
Chairman of the Board of Directors	2004	275,000	362,313	525,930[4]	20,000	197,726	12,091
and Chief Executive Officer	2003	232,961	233,750	—	13,650	—	12,354
Gary R. Shivers	2005	$252,885	$262,363	$143,559[3]	14,881	$182,161	$11,967
President and Director	2004	250,000	271,250	393,745[4]	15,000	148,026	11,867
	2003	207,739	175,000	—	13,650	—	10,271
George D. Pelose	2005	$238,130	$180,793	$ 90,701[3]	9,246	$ 89,703	$ 8,586
Senior Vice President, General	2004	235,000	182,125	193,879[4]	12,500	72,894	8,486
Counsel and Secretary	2003	186,378	117,500	—	23,055	—	8,976
Bruce E. Sickel[1]	2005	$190,000	$ 50,000	$ 77,684[3]	4,825	—	$ 4,200
Senior Vice President and	2004	190,000	66,500	213,745[4]	10,000	$ 52,226	4,100
Chief Financial Officer	2003	59,923	23,750	—	30,000	—	—

1 Mr. Sickel's employment with the Corporation commenced on September 2, 2003 and terminated on March 3, 2006.

2 Figures represent bonuses earned in the year listed (but paid in first quarter of subsequent year). A portion of each executive's 2005 and 2004 bonus was paid in cash, and a portion was allocated to the purchase price of the executive's TARSAP shares that vested on February 7, 2006 and January 21, 2005, respectively (see notes (4) and (5) below and the Report of the Compensation Committee on Executive Compensation herein). Of his $363,679 total bonus for 2005, Mr. Dyer received $188,367 in cash and $175,312 was applied toward the purchase of TARSAP shares. Of his $362,313 total bonus for 2004, Mr. Dyer received $187,000 in cash and $175,313 was applied toward the purchase of TARSAP shares. Of his $262,363 total bonus for 2005, Mr. Shivers received $131,113 cash and $131,250 was applied toward the purchase of TARSAP shares. Of his $271,250 total bonus for 2004, Mr. Shivers received $140,000 cash and $131,250 was applied toward the purchase of TARSAP shares. Of his $180,793 total bonus for 2005, Mr. Pelose received $116,168 in cash and $64,625 was applied toward the purchase of TARSAP shares. Of his $182,125 total bonus for 2004, Mr. Pelose received $117,500 in cash and $64,625 was applied toward the purchase of TARSAP shares. Mr. Sickel's $50,000 bonus for 2005 was a "stay" bonus paid in cash in connection with the termination of his employment on March 3, 2006. Of his $66,500 total bonus for 2004, Mr. Sickel received $20,188 in cash and $46,312 was applied toward the purchase of TARSAP shares.

3 Figures represent the value of restricted stock and management stock ownership program ("MSOP") grants made on January 11, 2005 using the grant date stock price of $17.52. The executives were granted the following number of restricted shares and matching MSOP restricted shares: Mr. Dyer — 9,000 restricted shares and 2,833 matching MSOP restricted shares; Mr. Shivers — 6,250 restricted shares and 1,944 matching MSOP restricted shares; Mr. Pelose — 3,883 restricted shares and 1,294 matching MSOP restricted shares; and Mr. Sickel — 3,378 restricted shares and 1,056 matching MSOP restricted shares. The restrictions on the restricted stock grants shall lapse on January 11, 2012 provided the grantee is employed by (or providing service to) the Corporation on such date. Vesting on the

restricted stock shall immediately accelerate (and all restrictions shall lapse) upon the Company reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2004 as the initial measurement point) provided the grantee is employed by (or providing service to) the Corporation on such date. The restrictions on the matching MSOP restricted shares shall lapse on January 11, 2015 provided the grantee is employed by (or providing service to) the Corporation on such date. Vesting on the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years (on January 11, 2008) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

4 As noted in note (2) above, on March 9, 2004 Messrs. Dyer, Shivers, Pelose and Sickel each elected to receive a portion of their target bonus payments earned for each of the 2004, 2005 and 2006 fiscal years in restricted stock pursuant to the TARSAP (as described in the Report of the Compensation Committee on Executive Compensation). The executives' election percentages of their target bonuses for 2004-2006 and the corresponding TARSAP shares granted are as follows: Mr. Dyer: 75%, 33,119 shares; Mr. Shivers: 75%, 24,795 shares; Mr. Pelose: 55%, 12,209 shares; Mr. Sickel: 75%, 13,460 shares. The dollar values of this grant of TARSAP restricted shares in the table above reflect the number of TARSAP shares granted times the grant date stock price of $15.88. This number also represents each executive's aggregate purchase price for the restricted shares, which shall be paid from each executive's bonus earned in 2004, 2005 and 2006. As noted in note (2), the following amounts were applied toward the aggregate purchase price of the TARSAP shares that vested on February 7, 2006 (for fiscal year 2005) and January 21, 2005 (for fiscal year 2004): Mr. Dyer — $175,312 for 2005 and $175,313 for 2004; Mr. Shivers — $131,250 for both years; Mr. Pelose — $64,625 for both years; and Mr. Sickel — $46,312 for 2004.

5 Represents the value of the TARSAP restricted shares that vested on February 7, 2006 (for fiscal year 2005) and January 21, 2005 (for fiscal year 2004) in connection with each executive earning all or a portion of his 2005 and 2004 target bonuses and allocating a portion thereof to the purchase of the TARSAP shares (see notes (2) and (4) above). The number of TARSAP shares that vested on February 7, 2006 (for fiscal year 2005) and January 21, 2005 (for fiscal year 2004) for each executive is as follows: Mr. Dyer — 11,040 shares for both years; Mr. Shivers — 8,265 shares for both years; Mr. Pelose — 4,070 shares for both years; and Mr. Sickel — 0 shares for 2005 and 2,916 shares for 2004. The total value of the vested TARSAP shares in the table above was determined by using the market price of $22.04 on the February 7, 2006 vesting date and $17.91 on the January 21, 2005 vesting date.

6 Includes contributions made by the Corporation to the 401(k) plan on behalf of the named officers and reimbursement of life and disability insurance premiums pursuant to the employment agreements with Messrs. Dyer, Shivers and Pelose.

Employment agreements

The Corporation has entered into employment agreements with Messrs. Dyer, Shivers and Pelose, the terms of which are substantially similar to each other. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days' notice to the other party that they do not wish to renew the agreement. The agreements currently run through November 2007.

The Corporation is currently paying the executives the following base salaries under the employment agreements: Daniel P. Dyer, $300,000; Gary R. Shivers, $275,000; and George D. Pelose, $262,125. The Compensation Committee will review these salaries at least annually for consideration of increase based on merit and competitive market factors. In January 2005, the Compensation Committee increased Mr. Dyer's base salary to $300,000 from $275,000 (effective November 2004, the anniversary date of Mr. Dyer's employment agreement). In November 2005, the Compensation Committee increased Mr. Shivers' base salary to $275,000 from $250,000 and increased Mr. Pelose's base salary to $262,125

from $235,000. The employment agreements also currently provide for the following target bonuses as a percentage of base salary: Daniel P. Dyer, 85%; Gary R. Shivers, 70%; and George D. Pelose, 55% (increased from 50% in November 2005). The executives are eligible for awards under the 2003 Equity Compensation Plan and any other equity incentive plan the Corporation maintains. The executives may participate in benefit plans the Corporation maintains for its employees and are entitled to receive additional life and disability insurance benefits in amounts referenced in the employment agreements.

The Corporation may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: 1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; 2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; 3) material breach by the executive of certain protective covenants (as described below); or 4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice providing the Corporation with the opportunity to remedy the good reason. Good reason generally means: 1) a material diminution in title or a material change in authority, duties, responsibilities or reporting lines not approved in writing by the executive; 2) a breach by the Corporation of its material obligations under the employment agreement; 3) the relocation of the Corporation's principal office to a location more than 25 miles from Mt. Laurel, New Jersey, which is not approved by the executive; 4) any reduction in the executive's base salary or target bonus percentage, or a material reduction in benefits; 5) the occurrence of a change in control (as defined in the agreements); or 6) a written notice of non-extension of the employment agreement given by the Corporation.

If the executive's employment ends for any reason, the Corporation will pay accrued salary, bonuses and incentive payments already determined and other existing obligations. In addition, if the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason, the Corporation will be obligated to pay the executive an amount equal to two times the sum of the executive's then current base salary plus the average bonus earned by the executive for the two preceding fiscal years payable over an 18-month period; provided, however, that such amount shall be paid to the executive in a lump sum if such termination occurs six months prior to or following a change in control. In addition, the executive will be entitled to the continuation of the benefits in place at the time of termination for two years thereafter. In the event of a termination by the Corporation for any reason other than for cause, all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options that were granted after the commencement of the employment agreement. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Corporation will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Corporation and from soliciting its customers for an 18-month period; provided that such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Option Grants in Last Fiscal Year

The following table sets forth, for the year ended December 31, 2005, certain information regarding options granted to each of the named executive officers, including the potential realizable value over the ten-year term of the options, based upon assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted in 2005	Percentage of Total Options Granted to Employees in 2005	Exercise Price (per share)	Expiration Date[1]	5%	10%
Daniel P. Dyer	21,429	18.80%	$17.52	1/10/12	$151,505	$353,158
Gary R. Shivers	14,881	13.06	17.52	1/10/12	106,102	247,322
George D. Pelose	9,246	8.11	17.52	1/10/12	65,924	153,669
Bruce E. Sickel[2]	4,825	4.23	17.52	1/10/12	34,402	80,192

1 The expiration date of the options is seven years after the grant date. The options granted will vest and become exercisable on a pro-rata basis over four years.

2 Mr. Sickel's employment with Marlin Business Services Corp. terminated on March 3, 2006 and all unvested options as of that date were canceled.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table contains information concerning the value of stock option exercises by each of the named executive officers during the year ended December 31, 2005 and the option holdings of each of the named executive officers at December 31, 2005.

			Number of Securities Underlying Unexercised Options at December 31, 2005		Value Of Unexercised In-the-Money Options at December 31, 2005[2]	
Name	Shares Acquired On Exercise	Value Realized[1]	Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel P. Dyer	—	—	128,565	51,254	$2,280,481	$424,843
Gary R. Shivers	—	—	128,440	39,831	2,279,845	358,319
George D. Pelose	18,750	$334,038	122,591	39,960	2,094,727	427,129
Bruce E. Sickel[3]	—	—	15,250	29,575	149,623	228,713

1 The value realized represents the difference between the exercise price of the option shares and the market price of the option shares on the date the option was exercised. The value realized was determined without considering any taxes that may have been owed.

2 The value of in-the-money stock options at December 31, 2005 represents the difference between the exercise price of such options and the fair value of our common stock as of December 31, 2005. The fair value of our common stock on December 31, 2005 was $23.89, representing the closing price for that date as reported on The NASDAQ National Market. The actual value of in-the-money stock options will depend upon the trading price of our common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above.

3 Mr. Sickel's employment with Marlin Business Services Corp. terminated on March 3, 2006 and all unvested options as of that date were canceled.

Long-Term Incentive Plan Awards in 2005

Name	Number of Shares, Units or Other Rights Granted	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans (# of Shares)		
			Threshold	Target	Maximum
Daniel P. Dyer	9,000[1]	4/7 years	9,000	9,000	9,000
	2,833[2]	3/10 years	2,833	2,833	2,833
Gary R. Shivers	6,250[1]	4/7 years	6,250	6,250	6,250
	1,944[2]	3/10 years	1,944	1,944	1,944
George D. Pelose	3,883[1]	4/7 years	3,883	3,883	3,883
	1,294[2]	3/10 years	1,294	1,294	1,294
Bruce Sickel[3]	3,378[1]	4/7 years	3,378	3,378	3,378
	1,056[2]	3/10 years	1,056	1,056	1,056

1 Represents grant of restricted shares made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these shares shall lapse on January 11, 2012 provided the grantee is employed by (or providing service to) the Corporation on such date. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Company reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2004 as the initial measurement point) provided the grantee is employed by (or providing service to) the Corporation on such date.

2 Represents matching grant of restricted stock under the management stock ownership program ("MSOP") made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these matching restricted shares shall lapse on January 11, 2015 provided the grantee is employed by (or providing service to) the Corporation on such date. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 11, 2008) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

3 Mr. Sickel's employment with Marlin Business Services Corp. terminated on March 3, 2006 and all of his restricted shares where the restrictions had not yet lapsed were canceled as of that date.

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2005, the number of outstanding options and other rights granted by the Corporation to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	*Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights*	*Weighted Average Exercise Price of Outstanding Options and Other Rights*	*Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)*
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan	1,002,258	$9.56	523,088
2003 Employee Stock Purchase Plan	None	n/a	141,090
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	1,002,258	$9.56	664,178

Report of the Compensation Committee on Executive Compensation

Compensation Committee Purpose. The purpose of the Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation of the Corporation's Chief Executive Officer ("CEO") and for individuals reporting directly to the CEO holding a position classified as Senior Vice President or higher (the "Executive Officers") of the Corporation and to prepare an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable laws, rules, regulations and requirements.

Compensation Philosophy. The Compensation Committee reviews, at least annually, the competitiveness of the Corporation's executive compensation programs to ensure (a) the attraction and retention of Executive Officers, (b) the motivation of Executive Officers to achieve the Corporation's business objectives, and (c) the alignment of the interests of Executive Officers with the long-term interests of the Corporation's shareholders. The Committee's overall goal is and will always be to provide compensation programs that provide strong incentive for superior results.

External Consultants. In 2004, the Compensation Committee engaged an independent consulting firm, Watson & Wyatt, to conduct a study of the Corporation's Executive Officer compensation programs and strategies (the "Watson Study"). The Watson Study compared the Corporation's executive compensation levels with that of (i) a peer group of companies with an equipment financing focus similar in size to the Corporation (the "peer group") and (ii) other companies in similar growth and development stages as the Corporation (together with the peer group, the "comparison group"). The Compensation Committee considered the results of the Watson Study in evaluating and modifying the Corporation's Executive Officer compensation program.

The Watson Study concluded that the Corporation's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The Watson Study further noted that the value of the existing long term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the Watson Study and in keeping with our philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Corporation's Executive Officer compensation programs. The elements of the compensation program for the Corporation's Executive Officers consist of (i) a base salary, (ii) bonus components and (iii) stock-based incentive awards.

Base Salary. The Compensation Committee establishes base salaries that the Committee believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long term success of the Corporation. The Committee determines the Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation.

Bonus. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, which include growth in pre-tax income, improvement in the efficiency ratio, and the achievement of business unit and individual goals. The Compensation Committee sets threshold, target and maximum goals for each objective. These goals and criteria have been discussed and reviewed by the entire Board of Directors of the Corporation.

Stock-based Incentive Awards. The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Corporation's results for the year and the executive's individual contribution to those results.

Based on recommendations contained in the Watson Study, effective in 2005 the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include three separate components: (1) stock option grants, (2) restricted stock grants, and (3) a management stock ownership program ("MSOP"). The Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Corporation's long term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Corporation's shareholders.

On January 11, 2005, the Compensation Committee approved the issuance of stock option grants to certain employees, including the following grants to the Executive Officers: Mr. Dyer — 21,429 options; Mr. Shivers — 14,881 options; Mr. Pelose — 9,246 options; and Mr. Sickel — 4,825 options. The strike price for these option grants was the closing price on the date of grant ($17.52). The options have a seven year term and will vest pro-rata over the four year period from the grant date.

On January 11, 2005, the Compensation Committee approved the grant of restricted stock to certain employees, including the following grants to the Executive Officers: Mr. Dyer — 9,000 shares; Mr. Shivers — 6,250 shares; Mr. Pelose — 3,883 shares; and Mr. Sickel — 3,378 shares. The restrictions on these shares shall lapse after seven years, but vesting will accelerate (and the restrictions shall lapse) immediately upon the Corporation achieving compounded average net income growth of 15% or greater for four consecutive years after the grant date (using fiscal year 2004 net income as the starting point).

The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Corporation (subject to a maximum matching grant value of 20% of the participant's target bonus). On January 11, 2005, the Compensation Committee approved the MSOP awards to certain employees, including the following awards to the Executive Officers: Mr. Dyer — 2,833 shares; Mr. Shivers — 1,944 shares; Mr. Pelose — 1,294 shares; and Mr. Sickel — 1,056 shares. The restrictions on the matching MSOP restricted stock will lapse ten years from the grant date; however, vesting will accelerate to three years if the Executive Officer retains ownership of his purchased shares for three years from the grant date.

In 2004, the Compensation Committee adopted a Time Accelerated Restricted Stock Award Program ("TARSAP") under the Corporation's 2003 Equity Compensation Plan. The TARSAP offered each participant the opportunity to irrevocably elect to receive up to 75% of his or her target bonus for a three year period in restricted shares of common stock (the "election percentage".) The number of restricted shares ("TARSAP" shares) awarded to each Executive Officer equaled the aggregate total of the Executive Officer's target bonuses for 2004, 2005 and 2006 (collectively, the "Three Year Period") multiplied by the election percentage, and divided by the grant date market price of the common stock. On March 9, 2004, each of the Executive Officers elected to receive TARSAP shares at a grant date stock price of $15.88. The Executive Officers' election percentages and corresponding TARSAP shares granted were as follows: Mr. Dyer: 75%, 33,119 shares; Mr. Shivers: 75%, 24,795 shares; Mr. Pelose: 55%, 12,209 shares; Mr. Sickel: 75%, 13,460 shares. A portion of the TARSAP shares vest on an accelerated basis if the participant earns a bonus in each year of the Three Year Period. For each year that the Executive Officer earns a bonus equal to or greater than his annual target bonus, one-third of the original grant of TARSAP shares vests on the day that the cash portion of such bonus is paid to the Executive Officer. If the bonus in any year of the Three Year Period is less than the Executive Officer's target bonus, then the one-third accelerated vesting opportunity for that year shall be reduced pro-rata based on the difference between the target bonus and the actual bonus received. Any shares that do not vest on an accelerated basis shall vest on the tenth anniversary of the grant date. However, if a participant's employment as an officer of the Corporation terminates before the TARSAP shares fully vest, the TARSAP shares shall not vest and shall be forfeited and returned to the Corporation. On February 7, 2006 (for fiscal year 2005) and January 21, 2005 (for fiscal year 2004), the following number of TARSAP shares vested for each of the Executive Officers: Mr. Dyer — 11,040 shares for both years; Mr. Shivers — 8,265 shares for both years; Mr. Pelose — 4,070 shares for both years; and Mr. Sickel — 0 shares for 2005 and 2,916 shares for 2004. The Compensation Committee's adoption of the TARSAP in 2004 was based on the Committee's belief that the program would encourage Executive Officers to invest in the Corporation, thereby aligning the interests of the participants with those of the Corporation's shareholders.

CEO Compensation. Under Mr. Dyer's employment agreement with the Corporation, he is entitled to a minimum base salary of $275,000 per annum and a minimum target bonus equal to 85% of his base salary. In January 2005, the Compensation Committee increased Mr. Dyer's base salary to $300,000 per annum (effective as of November 2004, the anniversary date of Mr. Dyer's employment agreement). The factors considered by the Compensation Committee in arriving at this new salary for Mr. Dyer included the financial results posted by the Corporation in 2004 and the recommendations of the Watson Study with respect to the CEO salaries at the comparison group of companies. For fiscal 2005, the Corporation paid Mr. Dyer a base salary of $300,000. The bonus earned by Mr. Dyer for 2005 totaled $363,679, representing 121% of his base salary of $300,000. A portion of this bonus was paid in cash ($188,367), and the remainder ($175,312) was allocated to the purchase price of the 11,040 restricted shares that vested on February 7, 2006 under the TARSAP (which shares had a market value of $243,322 on the vesting date). In 2005 Mr. Dyer also received grants of 21,429 stock options, 9,000 restricted shares and 2,833 MSOP shares. These equity grants were made to Mr. Dyer because of superior performance in managing the Corporation during the year. This grant was made without regard to any other shares owned by Mr. Dyer. Factors considered in arriving at Mr. Dyer's bonus and stock-based grants for 2005 included the growth and profitability of the Corporation. Under Mr. Dyer's leadership in 2005, financial results were very strong, asset quality improved, and increasing borrowing costs were mitigated.

The compensation of the CEO is tied to a series of qualitative and quantitative measurements. They include: staff development, strategic planning, asset growth, profitability, credit and asset quality, funding availability and costs, operational efficiencies and financial reporting.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Kevin J. McGinty (Chairman)
Lawrence J. DeAngelo

Compensation Committee Interlocks and Insider Participation

The members of the Corporation's Compensation Committee are named above. None of these individuals has ever been an officer or employee or the Corporation or any of its subsidiaries and no "compensation committee interlocks" existed during 2005.

Report of the Audit Committee

Management is responsible for the Corporation's internal financial controls and the financial reporting process. The Corporation's outside independent registered public accountants, Deloitte & Touche LLP, are responsible for performing an independent audit of the Corporation's consolidated financial statements and to express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Corporation, in conformity with generally accepted accounting principles in the United States ("GAAP"). The Audit Committee's responsibility is to monitor and oversee these processes.

In addition, the Audit Committee meets at least quarterly with our management and outside independent registered public accountants to discuss our financial statements and earnings press releases prior to any public release or filing of the information. On June 24, 2005, the Audit committee dismissed KPMG LLP as the Corporation's independent registered public accountants and approved the engagement of Deloitte & Touche LLP to serve as the Corporation's independent registered public accountants for the fiscal year ended December 31, 2005 (as reported in the Corporation's Form 8-K filed with the Securities and Exchange Commission on June 29, 2005).

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation for the year ended December 31, 2005, with the Corporation's management. The Audit Committee has discussed with the outside independent registered public accountants the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards, AU §380).

The outside independent registered public accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the outside independent registered public accountants their independence and considered whether the non-audit services provided by the outside independent registered public accountants are compatible with maintaining their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

This report is submitted by the members of the Audit Committee of the Board of Directors:

John J. Calamari (Chairman)
James W. Wert
Kevin J. McGinty

Independent Registered Public Accountants

On June 24, 2005, the Corporation's Audit Committee dismissed KPMG LLP ("KPMG") as the Corporation's independent registered public accountants and approved the engagement of Deloitte & Touche LLP ("Deloitte"), effective June 24, 2005, to serve as the Corporation's independent registered public accountants for the fiscal year ending December 31, 2005. The dismissal of KPMG and the appointment of Deloitte were approved by the Audit Committee of the Board of Directors of the Corporation.

In connection with the audits of the two fiscal years ended December 31, 2004, and the subsequent interim period through June 24, 2005, there were: (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except that, as previously disclosed by the Corporation in its Annual Report on Form 10-K for the year ended December 31, 2004, KPMG advised that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness identified in management's assessment. Management concluded that a material weakness existed in the Corporation's controls over the selection and application of accounting policies. Specifically, the Corporation had misapplied generally accepted accounting principles (GAAP) as they pertain to the timing of recognition of interim rental income. Accordingly, on March 15, 2005, the Corporation restated its previously issued financial statements to correct for this error. The Audit Committee discussed the subject matter of the material weakness with KPMG, and the Corporation has authorized KPMG to respond fully to the inquiries of Deloitte concerning the material weakness.

The audit reports of KPMG on the consolidated financial statements of the Corporation and its subsidiaries as of and for the years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of KPMG on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG's report indicates that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of the material weakness mentioned above.

The Corporation disclosed the foregoing information in a current report on Form 8-K filed on June 29, 2005. The Corporation provided KPMG with a copy of the current report on Form 8-K prior to its filing

with the Securities and Exchange Commission and requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein. KPMG issued a letter dated June 27, 2005, a copy of which was attached as an Exhibit to the Form 8-K.

Representatives of Deloitte & Touche LLP, the Corporation's independent registered public accountants, will be present at the Annual Meeting and will be given the opportunity to make a statement if desired. They will also be available to respond to appropriate questions.

The following sets forth the fees paid to the Corporation's independent registered public accountants for the last two fiscal years:

	2005	2004
Audit Fees	$782,609	$576,263
Audit-Related Fees	29,050	13,000
Tax Fees	7,450	56,000
All Other Fees	0	0
Total	$819,109	$645,263

Audit Fees. Consists of fees related to the performance of the audit or review of the Corporation's financial statements and internal control over financial reporting, including services in connection with assisting the Corporation in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. This category also includes annual agreed upon procedures relating to the issuance of term asset-backed securitizations and services provided in connection with the filing of S-3 shelf registration statements in 2005. The 2004 Audit Fee total relates to services performed by KPMG. Of the 2005 Audit Fee total, $721,800 relates to services performed by Deloitte and $60,809 relates to services performed by KPMG.

Audit-Related Fees. Consists of fees related to audits of the Corporation's 401(k) Plan by KPMG (2004) and Deloitte (2005).

Tax Fees. Consists of assistance rendered in preparation of various state and federal corporate tax returns.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Corporation by its independent registered public accountants.

Certain Relationships and Related Transactions

The Corporation obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Company or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $618,577 in 2005.

Joseph Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $60,000 for such services in 2005.

Shareholder Return Performance Graph

The following graph compares the dollar change in the cumulative total shareholder return on the Corporation's common stock against the cumulative total return of the Russell 2000 Index and the SNL Specialty Lender Index for the period commencing on November 12, 2003 (using the initial offering price of the Corporation's stock) and ending on March 31, 2006. The graph shows the cumulative investment

return to shareholders based on the assumption that a $100 investment was made on November 12, 2003 in each of the following: the Corporation's common stock, the Russell 2000 Index and the SNL Specialty Lender Index. We computed returns assuming the reinvestment of all dividends. The shareholder return shown on the following graph is not indicative of future performance.

Marlin Business Services Corp. Common Stock, Russell 2000 Index & SNL Specialty Lender Index Total Return Performance



$160
$150
$140
$130
$120
$110
$100
$90
$80
Marlin Business Services Corp.
Russell 2000
SNL Specialty Lender Index
11/12/03 12/31/03 03/31/04 06/30/04 09/30/04 12/31/04 03/31/05 06/30/05 09/30/05 12/31/05 03/31/06

	11/12/03	12/31/03	03/31/04	06/30/04	09/30/04	12/31/04	03/31/05	06/30/05	09/30/05	12/31/05	03/31/06
Marlin Business Services Corp.	100.00	107.74	103.16	93.07	116.16	117.65	126.19	124.26	142.66	147.93	136.84
Russell 2000	100.00	103.18	109.64	110.15	107.01	122.09	115.57	120.56	126.22	127.65	145.44
SNL Specialty Lender Index	100.00	104.99	112.43	111.13	112.01	125.35	110.32	117.77	112.11	116.59	118.15

Source: SNL Financial LC, Charlottesville, VA © 2004

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and shareholders who beneficially own more than 10% of the Corporation's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Corporation with the Securities and Exchange Commission. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Corporation's knowledge, all required reports in 2005 were filed on time.

Shareholder Proposals

In order to be considered for inclusion in the Corporation's proxy statement for the annual meeting of shareholders to be held in 2007, all shareholder proposals must be submitted to the Corporate Secretary at the Corporation's office, 300 Fellowship Road, Mount Laurel, New Jersey, 08054 on or before December 26, 2006.

Additional Information

Any shareholder may obtain a copy of the Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2005, including the financial statements and related schedules and exhibits, required to be filed with the Securities and Exchange Commission, without charge, by submitting a written request to the Corporate Secretary, Marlin Business Service Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. You may also view these documents on the investor relation's section of the Corporation's website at www.marlincorp.com.

Other Matters

The Board of Directors knows of no matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Mount Laurel, New Jersey
April 21, 2006

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BOARD OF DIRECTORS

Daniel P. Dyer
CEO of Marlin Business Services Corp.

Gary R. Shivers
President of Marlin Business Services Corp.

John J. Calamari
Senior Vice President, Corporate Controller of Radian Group Inc.

Lawrence J. DeAngelo
Partner of Roark Capital Group

Kevin J. McGinty
Managing Director of Peppertree Partners LLC

James W. Wert
President & CEO of Clanco Management Corp.

CORPORATE OFFICERS

Daniel P. Dyer
Chairman of the Board and Chief Executive Officer

Gary R. Shivers
President

George D. Pelose
Senior Vice President, General Counsel and Secretary

Vincent Drobniak
Senior Vice President—Credit Underwriting & Operations & Chief Credit Officer

Michael McGinley
Vice President–Collections

Joseph Dyer
Vice President–Treasury, Assistant Secretary and Treasurer

Marcel Gilbert
Vice President–Information Technology

Thomas Mancini
Vice President–Office Equipment

Michael Bennie
Vice President–Broker Services

Dominic Janney
Vice President–Retail Sales

CORPORATE DIRECTORY

Executive Offices
124 Gaither Drive, Suite 170
Mount Laurel, NJ 08054
(888) 479-9111

Lease Processing Center
Pennsylvania
Philadelphia: (800) 479-9111

Southeast Regional Office
Georgia
Atlanta: (800) 426-3194

Midwest Regional Office
Illinois
Chicago: (866) 462-7546

Western Regional Office
Colorado
Denver: (877) 479-9111

Transfer Agent
StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003
(610) 649-7300

Auditor
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Investor Relations
Website
www.marlincorp.com

NASDAQ Listed–"MRLN"

MARLIN
Business Services Corp.